

Notice of Annual Meeting of Stockholders
2026 Proxy Statement
2025 Annual Report on Form 10-K

Cautionary Notes About Forward-Looking Statements

This document contains forward-looking statements and information relating to MariMed Inc. ("MariMed" or the "Company") that is based on the beliefs of MariMed's management as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of the Company with respect to future events, including estimates and projections about the business based on certain assumptions of management, including those described in this document. These statements are not guarantees of future performance and involve risk and uncertainties that are difficult to predict, including, among other factors, changes in demand for MariMed's services and products, changes in the law and its enforcement, and changes in the economic environment. Additional risk factors are included in the Company's public filings with the U.S. Securities and Exchange Commission. Should one or more of these underlying assumptions prove incorrect, actual results may vary materially from those described herein as "anticipated," "believed," "planned," "estimated," "expected" or words of a similar nature. The Company does not intend to update these forward-looking statements. None of the content of any of the websites referred to herein (even if a link is provided for convenience) is incorporated into this document and MariMed assumes no responsibility for any of such content.



10 Oceana Way, 2nd Floor
Norwood, MA 02062
Phone: 781-277-0007

To our shareholders,

In 2025, our team continued to successfully implement our Expand the Brand strategy, our roadmap for delivering long-term shareholder value. Consumers are increasingly turning to cannabis as a natural, effective alternative to alcohol and prescription drugs. With attitudes changing and the possibility of meaningful federal reform on the horizon, MariMed is positioned to lead the industry forward as a cannabis-focused consumer products goods company.

My confidence in that statement stems from MariMed's enduring advantage of owning some of the strongest and most accessible brands in cannabis. *Betty's Eddies* fruit chews, *Vibations* powder drink mixes and our other brands reflect our deep understanding of what today's consumer wants in a high quality, effective THC product. The proof is in the results. *Betty's Eddies* concluded 2025 as the number one selling edible across the markets where it's available. In the beverage category – which includes hundreds of ready-to-drink options - *Vibations* ranked fourth.

That performance contributed to full-year revenue of $160 million for 2025, a one percent increase over 2024, and the sixth consecutive year in which we generated positive adjusted EBITDA.

To put those results in perspective, it's important to note that we are operating in a highly competitive industry challenged today by persistent regulatory hurdles, margin-deflating pricing pressure, and punitive tax code provisions.

Continued industry-wide price declines in 2025 were particularly significant. According to Whitney Economics, 2025 saw an industry revenue decrease for the first time in the history of the U.S. regulated market. We offset the revenue and margin impact behind the power of our brands and the expertise of our exceptional sales, marketing, and operations teams. Over the past year, the number of units sold of our branded products increased 8 percent and wholesale sales increased 11 percent versus 2024. Strategic cost control without impacting product quality also helped us withstand the margin pressure.

Contributing to the revenue increase was the launch of adult-use sales in Delaware, where our portfolio owned the number one market position, and a new licensing partner's launch of *Betty's Eddies* in Maine late in the year. We look forward to full-year contributions from both markets in 2026.

Our *Thrive Dispensary* retail stores will also play an integral role in our growth plans. Recognized by our customers for delivering exceptional service, they serve as premium showcases for our brands and enable us to cultivate direct consumer relationships. Notably, retail will continue to generate most of our revenue and operating cash flow.

It's for these reasons that in 2025 we unified the *Thrive* brand across our 13-dispensary, five-state footprint and invested in our Loyalty Program, whose members visit us more often and spend more on every transaction than our non-members.

Overall, 2025 marked another successful year in our company's history, with many outstanding achievements made possible by the hard work and dedication of the approximate 1,000 employees that make up the heart and soul of our company.

I'm beyond proud of what we accomplished but remain disappointed for our shareholders that our stock price doesn't reflect the value we have created at MariMed. As one example, our market cap is dwarfed by the value of our real estate alone.

While humbled, I am also highly optimistic about the future for MariMed. Yes, MariMed and the entire cannabis industry will continue to be challenged by the price pressures I referenced earlier. However, we began 2026 with momentum, making progress across several initiatives that will help propel our Expand the Brand strategy forward.

First, we are tracking toward launching sales of our brands in two new, high-growth states - New York and Pennsylvania. Our entry into both markets is the result of agreements we signed in 2025. Adding them to our distribution platform will provide a strategic foothold for MariMed throughout the Northeast and Mid-Atlantic.

Second, we anticipate opening our second dispensary in Ohio this year. Ohio is one of the few states that achieved strong year-over-year sales growth in 2025 and that's expected to continue.

Third, we fortified our balance sheet and enhanced our financial flexibility to support future growth initiatives by successfully completing the restructuring of the convertible stock held by our Series B Preferred shareholders.

Meanwhile, we are actively in discussions with other operators about licensing opportunities to further expand the distribution of our outstanding brands. Licensing allows us to pursue growth in a capital-efficient manner. It's gratifying that so many of our industry peers recognize the strength of our brands.

MariMed also remains an active participant in state and federal advocacy efforts with continued focus on expanded access and meaningful cannabis reform. Demand for legal, safe, and tested products is growing as more people choose cannabis for relief and recreation.

We remain optimistic about the potential for reform, including getting the rescheduling of cannabis across the finish line, however our growth strategy does not depend on it. It depends on disciplined capital allocation and the execution capabilities of the strongest team in cannabis. We are fortunate to have both.

I want to thank our shareholders and partners for their continued support of MariMed, and of course I want to thank our fantastic team as well. They are truly the driving force of the company.

Sincerely,

Jon Levine
Co-Founder, Chief Executive Officer and President



Notice of Annual Meeting of Stockholders
2026 Proxy Statement



MARIMED INC.
10 Oceana Way
Norwood, MA 02062

Notice of Annual Meeting of Stockholders
To be held on June 4, 2026

April 23, 2026

To our Stockholders:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders of MariMed Inc., which will be held virtually via live webcast on the Internet on Thursday, June 4, 2026, at 9:30 a.m. Eastern Time. You will be able to attend the meeting, vote and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/ MRMD2026*.

The Notice of Meeting and Proxy Statement on the following pages describe the matters to be presented at the meeting.

It is important that your shares be represented at this meeting to ensure the presence of a quorum. Whether or not you plan to attend the meeting, we urge you to submit your vote via the Internet, by telephone or by signing, dating and returning your proxy in the enclosed envelope, which requires no postage if mailed in the United States, as soon as possible. Your shares will be voted in accordance with the instructions you provide.

Thank you for your continued support, interest and investment in MariMed.

Sincerely,

Edward Gildea
Chairman of the Board

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MARIMED INC.
10 Oceana Way
Norwood, MA 02062

Notice of Annual Meeting of Stockholders
To be held on June 4, 2026

The annual meeting of stockholders of MariMed Inc. (the "Company") will be a virtual meeting via live webcast on the Internet at *www.virtualshareholdermeeting.com/MRMD2026*, on Thursday, June 4, 2026, at 9:30 a.m. Eastern Time. You can attend the meeting online, vote your shares electronically and submit your questions during the meeting. You will need to have your 16-digit control number included on your proxy card or in the instructions that accompanied your proxy materials to attend the meeting. At the meeting, we will consider and vote upon the following proposals:

1.   The election of four (4) directors to serve until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified;

2.   The advisory approval of the appointment of M&K CPAs PLLC as the Company's independent auditors for the fiscal year ending December 31, 2026; and

3.   The transaction of such other business as may properly come before the meeting and any adjournment or adjournments thereof.

These items are more fully described in the accompanying Proxy Statement. Holders of record at the close of business on April 10, 2026 are entitled to notice of and to vote at the meeting, or any adjournment or adjournments thereof. A complete list of such stockholders will be available for examination by any stockholder for any purpose germane to the meeting, during ordinary business hours at the Company's principal office.

By order of the Board of Directors,

Edward Gildea
Chairman of the Board

Norwood, Massachusetts
April 23, 2026

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO SUBMIT YOUR VOTE VIA THE INTERNET, TELEPHONE OR MAIL AS SOON AS POSSIBLE SO THAT YOUR SHARES CAN BE VOTED AT THE ANNUAL MEETING IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOUR SHARES ARE REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY CARD SHOULD BE SIGNED AND RETURNED TO ENSURE THAT ALL OF YOUR SHARES WILL BE VOTED.
We appreciate your giving this matter your prompt attention.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 4, 2026

The Proxy Materials for the Annual Meeting, including the Annual Report and the Proxy Statement, are also available at **www.proxyvote.com**

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MARIMED INC.
10 Oceana Way
Norwood, MA 02062

PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS
To be held on June 4, 2026

Proxies in the form enclosed with this Proxy Statement are solicited by the Board of Directors (the "Board") of MariMed Inc. (the "Company," "we," "us," "our," or any derivative thereof) to be used at the annual meeting of stockholders (the "Annual Meeting") to be held on Thursday, June 4, 2026, at 9:30 a.m. Eastern Time, via live webcast on the Internet at *www.virtualshareholdermeeting.com/MRMD2026,* for the purposes set forth in the Notice of Meeting and this Proxy Statement. The Company's principal executive offices are located at 10 Oceana Way, Norwood, Massachusetts 02062. The approximate date on which this Proxy Statement, the accompanying Proxy and the Company's Annual Report for the year ended December 31, 2025 (the "Annual Report") will be mailed to stockholders entitled to vote at the Annual Meeting is April 23, 2026.

**IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 4, 2026**

The Proxy Materials for the Annual Meeting, including the Annual Report and the Proxy Statement, are also available at www.proxyvote.com

THE VOTING AND VOTE REQUIRED

Record Date and Quorum

Only stockholders of record at the close of business on April 10, 2026 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. On the Record Date, we had 398,920,671 shares of common stock, par value $0.001 per share ("Common Shares") outstanding, and 26,900,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Shares") outstanding. Each Common Share is entitled to one vote and, except under limited circumstances, none of which have occurred, holders of the Series B Preferred Shares do not have any voting rights and are not entitled to vote at the Annual Meeting. Shares represented by each properly executed, unrevoked proxy received in time for the Annual Meeting will be voted as specified. A quorum will be present at the Annual Meeting if stockholders owning a majority of the Common Shares outstanding on the Record Date are present at the meeting or by proxy.

Voting of Proxies

The persons acting as proxies (the "Proxyholders") pursuant to the enclosed proxy will vote the Common Shares represented as directed in the signed proxy. Unless otherwise directed in the proxy, the Proxyholders will vote the Common Shares represented by the proxy: (i) for the election of the director nominees named in this Proxy Statement; (ii) for the advisory approval of the appointment of M&K CPAs PLLC as the Company's independent auditors for the year ending December 31, 2026 (the "Approval of Auditors"), and (iii) in their discretion, on any other business that may come before the Annual Meeting and at any adjournments of the Annual Meeting.

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. All Common Shares represented by valid proxies will be voted in accordance with the instructions contained therein. In the absence of instructions, proxies will be voted FOR each of the stated matters being voted on at the Annual Meeting. A proxy may be revoked by the stockholder giving the proxy at any time before it is voted, by written notice addressed to and received by the Secretary of the Company or Secretary of the meeting, and a prior proxy is automatically revoked by a stockholder giving a subsequent proxy or attending and voting at the Annual Meeting. Attendance at the Annual Meeting, however, in and of itself does not revoke a prior proxy. In the case of the election of directors, Common Shares represented by a proxy which is marked "WITHHOLD ALL" to vote for all director nominees will not be counted in determining whether a plurality vote has been received for the election of directors. Common Shares represented by proxies that are marked "ABSTAIN" on the Approval of Auditors or any other proposal will not be counted in determining whether the requisite vote has been received for such proposal. However, Common Shares represented by proxies which are marked "WITHHOLD ALL" or "ABSTAIN" will be counted for quorum purposes.

Broker Non-Votes

A broker non-vote occurs when Common Shares held by a broker are not voted with respect to a particular proposal because the broker does not have discretionary authority to vote on the matter and has not received voting instructions from its clients ("broker non-votes"). If your broker holds your Common Shares in its name and you do not instruct your broker how to vote, your broker will only have discretion to vote your Common Shares on "routine" matters. Where a proposal is not "routine," a broker who has not received instructions from its clients does not have discretion to vote its clients' uninstructed Common Shares on that proposal. At the Annual Meeting, only the Approval of Auditors (Proposal No. 2) is considered a routine matter. All other proposals are considered "non-routine," and your broker will not have discretion to vote on those proposals. Broker non-votes will, however, be counted towards determining whether or not a quorum is present.

Voting Requirements

Election of Directors. The election of the four director nominees will require the affirmative vote of a plurality of the votes cast by the holders of Common Shares present or represented by proxy to elect each nominee. Election by a plurality means that the director nominee with the most votes for a particular Board seat is elected for that seat.

Advisory Approval of the Appointment of Independent Auditors. The affirmative vote of a majority of the votes cast on the matter by the holders of Common Shares present or represented by proxy is required for the advisory approval of the appointment of M&K CPAs PLLC as the Company's independent auditors for the fiscal year ending December 31, 2026. An abstention from voting on approval of auditors will be treated as "present" for quorum purposes. However, since an abstention is not treated as a "vote" for or against the matter, it will have no effect on the outcome of the vote on this matter.

Virtual Meeting Instructions/Q&A

How can I vote my shares and participate at the Annual Meeting?

You are entitled to attend, participate in, and vote at the Annual Meeting if you were a stockholder of record as of the close of business on the Record Date (April 10, 2026), or if you hold a valid proxy for the Annual Meeting. The Annual Meeting will be held via live webcast on the Internet at: ***www.virtualshareholdermeeting.com/MRMD2026.***

To access the Annual Meeting, you must enter the 16-digit control number included on your proxy card or voting instruction form.

- **Registered Holders** (stockholders of record) should use the control number included on the proxy card provided with these proxy materials. You are a Registered Holder if your shares are registered directly in your name with our transfer agent, Odyssey Trust Company.

- **Beneficial Holders** (shares are held through a bank, broker, or other nominee) should use the control number that is included on the voting instruction form provided by their bank, broker, or nominee. You are a Beneficial Holder if your shares are held in a brokerage account or by a bank or other nominee.

If you are a Beneficial Holder and cannot locate your control number, you must contact your bank, broker, or other nominee to obtain one in advance of the Annual Meeting (we recommend doing so at least five days prior to the meeting).

How can I vote my shares without attending the Annual Meeting?

You may vote your shares in advance of the Annual Meeting by following the instructions included in your proxy materials:

• Registered Holders may vote by submitting a proxy via the Internet, by telephone, or by completing, signing, and returning the proxy card by mail.

• Beneficial Holders may vote by following the instructions provided by their bank, broker, or other nominee, including, if available, via the Internet (such as *www.proxyvote.com*), telephone, or mail.

Submitting your proxy in advance will ensure that your shares are represented at the Annual Meeting whether or not you attend.

What will I need in order to attend the Annual Meeting?

You should allow sufficient time to log in prior to the start of the Annual Meeting. The meeting platform will open for log in approximately 15 minutes before the meeting begins.

To attend the Annual Meeting, you will need:

• A device with Internet access (computer, tablet, or smartphone); and

• Your 16-digit control number.

If you experience technical difficulties, assistance will be available through the meeting website. On the log in screen, technical assistance phone numbers will be listed. Those attending via the web can call the phone numbers at any point during the Annual Meeting in case they experience technical difficulties. Please note that these phone numbers are not for retrieving lost/misplaced control numbers.

Do Beneficial Holders need a legal proxy to attend, participate, and vote at the Annual Meeting?

No. Beneficial Holders may attend, participate in, and vote at the Annual Meeting using the 16-digit control number provided by their bank, broker, or nominee. A separate legal proxy is not required to vote during the Annual Meeting.

Is pre-registration required to attend, participate and vote at the Annual Meeting?

No. Pre-registration is not required to attend or participate in the Annual Meeting. You may log in using your control number on the day of the meeting.

How can I ask questions during the Annual Meeting?

Only stockholders of record as of the Record Date or their duly authorized proxy holders who log in to the virtual meeting platform using a valid 16-digit control number will be able to attend, submit questions, and vote at the Annual Meeting. Stockholders may submit questions during the Annual Meeting through the virtual meeting platform. Questions pertinent to the business of the Annual Meeting will be answered during the meeting, subject to time constraints. The Company may group similar questions and may not address questions that are irrelevant to meeting matters or otherwise inappropriate.

<p align="center">**Proposal No. 1**</p>

<p align="center">**ELECTION OF DIRECTORS**</p>

Four directors are to be elected at the Annual Meeting. All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until the earlier of their death, resignation or removal.

It is intended that votes pursuant to the enclosed proxy will be cast for the election of the four nominees named below. In the event that any such nominee should become unable or unwilling to serve as a director, the Proxyholder will vote for the election of an alternate candidate, if any, as shall be designated by the Board. The Board has no reason to believe any of these nominees will be unable to serve if elected. Each nominee has consented to being named in this Proxy Statement and to serve if elected. All nominees are currently members of our Board. There are no family relationships among any of the executive officers, directors or director nominees of the Company.

The Board currently consists of four directors, including Jon R. Levine, Edward Gildea, David Allen and Eva Selhub, M.D. The terms of the four directors are scheduled to expire at the Annual Meeting.

Our director nominees and their respective ages are as follows:

Name	Age	Position
Jon R. Levine	61	Chief Executive Officer, President, Treasurer, Secretary and Director
Edward Gildea (1)(3)(5)	74	Director and Chairman of the Board
David Allen (2)(3)(4)	71	Director
Eva Selhub, M.D. (2)(6)	58	Director

_____

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Governance Committee
(4) Chairperson of the Audit Committee
(5) Chairperson of the Compensation Committee
(6) Chairperson of the Nominating and Governance Committee

Set forth below is a brief description of the background and business experience of our director nominees:

Jon R. Levine has served as our Chief Executive Officer since February 2023, President since September 2022, and our Treasurer, Secretary and a director since 2016. He also served as our Interim Chief Financial Officer from October 2023 to August 2024, when Mario Pinho was appointed as our Chief Financial Officer by our Board. In February 2023, he was promoted to Chief Executive Officer from his position as Interim Chief Executive Officer, a position that he held since December 2022, when Robert Fireman, our former Chief Executive Officer, unexpectedly passed away. In September 2022, Mr. Levine was promoted to President from his position as Chief Administrative Officer. Before that, in May 2022, he was promoted to the position of Chief Administrative Officer from his position as Chief Financial Officer. Mr. Levine has nearly two decades of experience in the cannabis industry. He possesses over 20 years of experience in commercial real estate development, management, and financial services. Mr. Levine was a partner at Equity Industrial Partners, a national commercial real estate management group. He also has past experience in banking at US Trust Bank as an asset-based lender, in the leasing industry with AT&T Financial Services, and with New Court Financial as a senior credit officer. Mr. Levine's experience in the cannabis industry and his professional background make him an important part of our management team and make him well-qualified to serve as a member of the Board.

Edward Gildea has served as our Chairman of the Board since February 2023 and has been a director since our formation. Mr. Gildea is currently a partner in the law firm Fisher Broyles LLP, a position he has held since 2014. From 2006 to 2013, Mr. Gildea was President, Chief Executive Officer, and Chairman of Converted Organics Inc., a publicly held green technology company that manufactured and sold an organic fertilizer made from recycled food waste. Mr. Gildea received a B.A. from The College of the Holy Cross and a J.D. from Suffolk University Law School. Mr. Gildea's executive business experience was instrumental in his selection as a member of the Board. Mr. Gildea contributes expertise in the areas of mergers and acquisitions, strategic planning, funding, business development, and executive leadership.

David Allen has been a director since June 2019. He brings over 29 years of experience as a director, chief executive officer and chief financial officer of public companies. From July 2021 until May 2023, he served as Chief Financial Officer of Iconic Brands, Inc. ("Iconic"), a company specializing in the development, sale and distribution of alcoholic and non-alcoholic beverages. On October 16, 2023, the creditors of Iconic filed an involuntary petition seeking protection under Chapter 11 of the United States Bankruptcy Code, which was converted by the Court to a Chapter 7 bankruptcy proceeding on January 5, 2024 (the "Iconic Bankruptcy Matter"). Mr. Allen was a named defendant in the

Iconic Bankruptcy Matter, which concluded in June 2025. From June 2021 to November 2021, Mr. Allen served as audit committee chair of Charlie's Holdings, Inc. ("Charlie's") (formerly known as True Drinks Holdings, Inc.), a company focused on the development, marketing and distribution of nicotine-based vapor products. From April 2019 to June 2021, Mr. Allen served as Chief Financial Officer of Charlie's; from February 2018 to April 2019, he acted as a consultant to Iconic; from December 2014 to January 2018, Mr. Allen served as the Chief Financial Officer of WPCS International, Inc., an engineering firm focused on the deployment of communications networks; and from 2004 to 2017, Mr. Allen served as Chief Financial Officer of Bailey's Express, Inc., a privately held trucking corporation, which filed for Chapter 11 bankruptcy in July 2017. Mr. Allen served as the Chapter 11 Plan Administrator for the bankruptcy case until December 2020, at which time the proceeding was closed. From June 2006 to June 2013, Mr. Allen served as the Chief Financial Officer and Executive Vice President of Administration at Converted Organics, Inc., after serving as audit committee chair of the board of Converted Organics. Mr. Allen is currently an Associate Professor of Accounting at Southern Connecticut State University ("SCSU"), a position he has held since 2017. For the 12 years prior, he was an Adjunct Professor of Accounting at SCSU and Western Connecticut State University. Mr. Allen is a licensed CPA and holds a bachelor's degree in accounting and a master's degree in taxation from Bentley College. Mr. Allen's background as a director, chief executive officer and chief financial officer of public companies, and his accounting expertise, allows him to make valuable contributions to the Board.

Eva Selhub, M.D. has been a director since September 2019. Dr. Selhub is a board-certified physician, speaker, scientist, executive leadership and performance coach, consultant in the field of corporate wellness and resilience, and an author. From August 1997 to November 2016, she served as an instructor and lecturer of medicine at Harvard Medical School. During this period, Dr. Selhub simultaneously held other positions at Tufts University, Massachusetts General Hospital, as well as other professional healthcare/medical organizations. From October 2006 to October 2017, she was a senior physician at Benson Henry Institute for Mind/Body Medicine at Massachusetts General Hospital. From August 2016 to 2021, she was an adjunct scientist of neuroscience at Jean Mayer USDA Human Nutrition Research Center on Aging at Tufts University, one of six human nutrition research centers supported by the United States Department of Agriculture. Dr. Selhub received a B.A. in anthropology from Tufts University in 1989 and her M.D. degree from Boston University School of Medicine in 1994. Dr. Selhub's professional experience and background as a physician, scientist, and in mind-body medicine allow her to make valuable contributions to the Board and provide expertise to serve as one of our directors.


The Board recommends a vote FOR the election of each of the director nominees.
* * * * *

EXECUTIVE OFFICERS


The following table identifies our current executive officers:

Name	Age	Position
Jon R. Levine	61	Chief Executive Officer, President, Treasurer, Secretary and Director
Mario Pinho	58	Chief Financial Officer
Timothy Shaw	48	Chief Operating Officer
Ryan Crandall	47	Chief Commercial Officer

Set forth below is a brief description of the background and business experience of our current executive officers, other than Mr. Levine, whose information is provided above:

Mario Pinho has served as our Chief Financial Officer since August 2024. He is a Certified Public Accounting and senior financial executive with nearly 25 years of experience leading global organizations through various stages of dynamic growth. Prior to joining MariMed, Mr. Pinho worked at Rakuten USA since 2012, where he held several executive financial roles, the most recent as Chief Financial Officer since 2016. Prior to that, from 2008 to 2012, Mr. Pinho was Vice President and Controller of Global Merchant Services for American Express, and from 2006 to 2008, was a Senior Manager, Department of Professional Practice, for KPMG LLP. From 1998 to 2000, Mr. Pinho was the Manager, Internal Audit at AGF Management Limited, an independent and globally diverse asset management firm. Mr. Pinho holds a Bachelor of Arts in Economics and Political Science from the University of Toronto, and is a member of the board of directors of The Filomen M. D'Agostino Greenberg Music School in New York, a 501(c)3 public charity.

Timothy Shaw has served as our Chief Operating Officer since July 2021. Prior to that, since 2014, he was the Chief Operating Officer of MariMed Advisors Inc., our wholly-owned subsidiary. Mr. Shaw brings over 20 years of business leadership and operations excellence to the Company, along with deep-rooted technical expertise in agriculture, cultivation, hydroponics, processing, facilities management, and product development. He has over 10 years of cannabis and horticulture industry experience and is an expert in the cannabis business, including licensing, permitting, facility development, cultivation, production, distribution, and retail dispensing. Mr. Shaw is a co-creator of our Betty's Eddies® brand of all natural, cannabis-infused fruit chews. He is a United States Army veteran, having served for eight years, including four years of active duty.

Ryan Crandall has served as our Chief Commercial Officer since April 2025. Mr. Crandall oversees all revenue generation for the Company, including wholesale and retail, as well as the Company's marketing and product development teams. Mr. Crandall also oversees the development of MariMed's portfolio of trusted brands that are designed to meet the needs of cannabis consumers across a wide range of requirements and occasions. Prior to his current position, Mr. Crandall served in senior level roles with increasing responsibility at MariMed, including Chief Revenue Officer from July 2022 to March 2025, and Chief Product Officer and Senior Vice President of Sales from January 2018 to June 2022. He co-created Betty's Eddies® a brand of all-natural, cannabis-infused fruit chews that MariMed acquired prior to Mr. Crandall joining the Company. Prior to entering the cannabis industry, Mr. Crandall held a series of executive positions with increasing sales responsibilities in major cybersecurity and software corporations, including RSA Security and EMC2.

Code of Ethics

We have adopted a code of ethics (the "Code of Ethics") that applies to our Board, executive officers and employees. A copy of the Code of Ethics was filed as Exhibit 14.1 to a previously filed annual report and is posted on our website at https://marimedinc.com/. The Code of Ethics was designed with the intent to deter wrongdoing, and to promote the following:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the U.S. Securities and Exchange Commission ("SEC") and in other public communications we make;

- Compliance with applicable governmental laws, rules and regulations;

- The prompt internal reporting of violations of the code to an appropriate person or persons identified in the Code of Ethics; and

- Accountability for adherence to the code.

Director Independence

The Board has determined that Messrs. Gildea and Allen and Dr. Selhub, who represent a majority of its members, are independent. In determining director independence, the Board applies the independence standards set by the Nasdaq Stock Market ("NASDAQ"). In applying these standards, our Board considers all transactions with the independent directors and the impact of such transactions, if any, on any of the independent director's ability to continue to serve on the Board.

Board Committees

The Board has three standing committees: an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee"), and a nominating and governance committee (the "Nominating and Governance Committee"). Each committee is made up entirely of independent directors as defined under section 5605(a)(2) of the NASDAQ rules. The members of the Audit Committee are Messrs. Allen and Gildea. Mr. Allen is also the chairperson of the Audit Committee and qualifies as the "audit committee financial expert" pursuant to Item 407(d)(5) of Regulation S-K. The members of both the Compensation Committee and the Nominating and Governance Committee are Messrs. Allen, Gildea and Dr. Selhub. Mr. Gildea is the chairperson of the Compensation Committee and Dr. Selhub is the chairperson of the Nominating and Governance Committee.

The Audit Committee, the Compensation Committee, and the Nominating and Governance Committee have the responsibilities described below.

Audit Committee

The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee's responsibilities include the following:

• selecting, hiring and terminating our independent auditors;

• evaluating the qualifications, independence and performance of our independent auditors;

• approving the audit and non-audit services to be performed by our independent auditors;

• reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;

• overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;

• with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

• preparing the report that the SEC requires in our annual proxy statement.

A copy of the Audit Committee charter is available on our website at https://marimedinc.com/.

Compensation Committee

The Compensation Committee assists the Board in determining the compensation of our officers and directors. The Compensation Committee is comprised entirely of directors who satisfy the standards of independence applicable to Compensation Committee members established under 162(m) of the Internal Revenue Code of 1986, as amended, and Section 16(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Specific responsibilities include the following:

• approving the compensation and benefits of our executive officers;

• reviewing the performance objectives and actual performance of our executive officers; and

• administering our stock option and other equity and incentive compensation plans.

Nominating and Governance Committee

The Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of the Board. Specific responsibilities include the following:

• evaluating the composition, size and governance of our Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

• establishing a policy for considering stockholder nominees to our Board;

• reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and

• reviewing and monitoring compliance with our Code of Ethics.

Meeting Attendance

During fiscal year 2025, the Board held five (5) meetings, the Audit Committee held four (4) meetings, the Compensation Committee held three (3) meetings, and the Nominating and Governance Committee held two (2) meetings. All directors attended or participated in at least 75% of the aggregate number of meetings of the Board and of the Board's committees on which each applicable director served. It is our policy to encourage directors to attend the Annual Meeting. All of the director nominees who were directors at the time attended our 2025 annual meeting of stockholders.

Audit Committee Report

The Audit Committee oversees our financial reporting process on behalf of the Board. The Audit Committee currently consists of two (2) members of the Board who meet the independence and experience requirements of NASDAQ and the SEC.

The Audit Committee retained M&K CPAs PLLC ("M&K"), our independent registered public accounting firm, and approves in advance all permissible non-audit services performed by them and other auditing firms. Although management has the primary responsibility for the financial statements and the reporting process including the systems of internal control, the Audit Committee consulted with management and M&K regarding the preparation of financial statements, the adoption and disclosure of our critical accounting estimates, and generally oversees our relationship with M&K.

The Audit Committee reviewed our audited financial statements for the year ended December 31, 2025 and met with management to discuss such audited financial statements. The Audit Committee has discussed with M&K the matters required to be discussed pursuant to applicable auditing standards. The Audit Committee has received the written disclosures and the letter from M&K required by the Public Company Accountant Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with M&K its independence from us and our management. M&K had full and free access to the Audit Committee. Based on its review and discussions, the Audit Committee recommended that our audited financial statements for the year ended December 31, 2025 be included in our Annual Report on Form 10-K for the year then ended as filed with the SEC.

AUDIT COMMITTEE:

David Allen
Edward Gildea

The above report is not deemed to be "soliciting material," and is not deemed to be "filed" with the SEC.

Board Nominations

The Nominating and Governance Committee is responsible for nominating director candidates for the annual meeting of stockholders each year and consider director candidates recommended by stockholders ("Proposing Stockholder"). In considering candidates submitted by a Proposing Stockholder, the Nominating and Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Nominating and Governance Committee, among other things, may also take into consideration the number of Common Shares held by the Proposing Stockholder and the length of time that such shares have been held.

To have a candidate considered by the Nominating and Governance Committee for recommendation to the Board for nomination as a director candidate the Proposing Stockholder must submit the recommendation by written notice containing the information specified in our Amended and Restated By-Laws, dated as of August 5, 2024 (the "Bylaws"), regarding the Proposing Stockholder and the proposed nominee. The notice must be sent to the Secretary at 10 Oceana Way, Norwood, Massachusetts 02062, on a timely basis in order to be considered by the Nominating and Governance Committee, within the time period prescribed by the Bylaws.

Disclosure of Director Qualifications

The Board is responsible for assembling for stockholder consideration a group of nominees that, taken together, have the experience, qualifications, attributes, and skills appropriate for functioning effectively as a Board.

The Board believes that the minimum qualifications for service as a director are that a nominee possess an ability, as demonstrated by recognized success in his or her field, to make meaningful contributions to the Board's oversight of the business and affairs of the Company and an impeccable reputation of integrity and competence in his or her personal and professional activities. The Board's criteria for evaluating potential candidates include the following: (i) an understanding of the Company's business environment, (ii) the possession of such knowledge, skills, expertise and diversity of experience that would enhance the Board's ability to manage and direct the affairs and business of the Company, and (iii) certain characteristics common to all Board members, including integrity, strong professional reputation and record of achievement, constructive and collegial personal attributes, and the ability and commitment to devote sufficient time and energy to Board service.

In addition, the Board seeks to include on the Board a complementary mix of individuals with diverse backgrounds and skills reflecting the broad set of challenges that the Board confronts.

Board Leadership Structure

The Board believes that the Board leadership structure that is most appropriate for the Company at this time is a non-executive chairman of the Board. Edward Gildea has been serving as our non-executive chairman since February 2023 and has been a director since our formation. The Board evaluates its leadership structure and role in risk oversight on an ongoing basis and makes decisions on the basis of what it considers to be best for the Company at any given point in time. Currently, our Board leadership structure consists of an independent chairman of the board, a separate chief executive officer, and strong committee chairs. The Board believes its leadership structure provides for appropriate independence between the Board and management because the current leadership structure offers the following benefits: (i) increased independent oversight of the Company and enhanced objective evaluation of our chief executive officer by our Board, (ii) allows the chief executive officer to focus primarily on Company operations instead of Board administration, (iii) provides the chief executive officer with an experienced sounding board, (iv) provides greater opportunities for communication between management and our Board, (v) enhances the independent and objective assessment of risk by our Board, and (vi) provides an independent spokesperson for our Company.

The Board's Oversight of Risk Management

The Board recognizes that all companies face a variety of risks, including credit risk, liquidity risk, strategic risk, and operational risk. The Board believes an effective risk management system will (1) timely identify the material risks that we face, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee, (3) implement appropriate and responsive risk management strategies consistent with our risk profile, and (4) integrate risk management into our decision-making. The Board encourages, and management promotes, a corporate culture that incorporates risk management into our corporate strategy and day-to-day business operations. The Board also continually works, with the input of our management and executive officers, to assess and analyze the most likely areas of future risk for us.

Communications with Directors

The Board has established a process to receive communications from stockholders. Stockholders and other interested parties may contact any member (or all members) of the Board, or the non-management directors as a group, by mail or electronically. To communicate with the Board, any individual director or any group of directors, correspondence should be addressed to the Board or any such individual directors or group of directors by either name or title. All such correspondence should be sent to c/o Secretary, MariMed Inc., 10 Oceana Way, Norwood, Massachusetts 02062 or by email to ir@marimedinc.com.

All communications received as set forth in the preceding paragraph will be opened by the Secretary of the Company for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, patently offensive material or matters deemed inappropriate for the Board, will be forwarded promptly to the addressee. In the case of communications to the Board or any group of directors, the Secretary will make sufficient copies of the contents to send to each director who is a member of the group to which the envelope or e-mail is addressed.

Trading Restrictions

All of our officers, directors and employees are subject to our insider trading policy, which prohibits trading in our securities while in possession of material nonpublic information about us. In addition, all trades by directors, Named Executives (set forth below) and certain other employees and consultants must be pre-approved by our designated chief compliance officer. Under this policy, such individuals are also prohibited from entering into hedging transactions involving our securities such as short sales, puts and calls.

COMPENSATION OF DIRECTORS

The Compensation Committee reviews the compensation of our non-employee directors periodically and recommends changes to the Board when it deems appropriate. Each Board member is paid an annual retainer of $40,000 and receives an annual equity grant of 75,000 restricted stock units ("RSUs") that vest one year from the date of grant. Each RSU represents a contingent right to receive one Common Share and converts to Common Shares on a one-for-one basis. In addition, Board members who Chair a committee receive additional annual stipends, as follows:

- Chairman of the Board: $10,000
- Chairperson, Audit Committee: $7,500
- Chairperson, Compensation Committee: $5,000
- Chairperson, Nominating and Governance Committee: $5,000

The following table sets forth the compensation earned by each of the Company's non-employee directors during the year ended December 31, 2025 for their services rendered as directors.

Name (1)(2)	Fees Earned or Paid in Cash (3)	Stock Awards (3)(4)	Total
David Allen	$ 45,531	$ 31,072	$ 76,603
Edward Gildea	$ 30,555	$ 49,777	$ 80,332
Eva Selhub, M.D.	$ 40,875	$ 31,958	$ 72,833

(1) Directors are eligible to be reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at our Board or committee meetings.

(2) As of December 31, 2025, our directors held unexercised stock options and unvested RSUs as follows:

Name	Unexercised Stock Options (a)	Unvested RSUs (b)
David Allen	100,000	75,000
Edward Gildea	100,000	75,000
Eva Selhub, M.D.	100,000	75,000

(a) The unexercised stock options held by each director expire on July 9, 2026.
(b) The unvested RSUs held by each director are scheduled to vest on June 4, 2026, the Annual Meeting date.

(3) Amounts reported in the "Fees Earned or Paid in Cash" and "Stock Awards" columns include (i) fees earned for services in 2024 that were paid in 2025 and (ii) fees earned for services in 2025. Directors were permitted to elect to receive their fees in cash, RSUs, or a combination thereof. The allocation between cash and RSUs for each director is reflected in the amounts reported in the table above.

For 2025 services, the amounts shown include fees earned through October 31, 2025, as well as amounts accrued at December 31, 2025 for services rendered in November and December 31, 2025 but not yet paid. The portion of fees paid in RSUs is reflected in the "Stock Awards" column, and the portion paid in cash is reflected in the 'Fees Earned or Paid in Cash" column.

(4) The amounts reported in the "Stock Awards" column represents the aggregate grant date fair value of all RSU awards granted to each director in 2025 calculated in accordance with Accounting Standards Codification 718, *Compensation*

- *Stock Compensation* ("ASC 718"). These amounts reflect the accounting value of the awards and do not reflect compensation actually received.

EXECUTIVE COMPENSATION

The following table sets forth, for the years ended December 31, 2025 and 2024, the compensation paid by us to our Chief Executive Officer and our two other most highly compensated executive officers (the "Named Executives").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (1)(2)(3)	All Other Compensation (4)	Total
Jon R. Levine (5)	2025	$ 300,000	$ —	$ 26,149	$ 22,805	$ 348,954
Chief Executive Officer and President	2024	$ 375,000	$ 8,639	$ 57,792	$ 21,789	$ 463,220
Ryan Crandall (6)	2025	$ 300,000	$ —	$ 18,288	$ 29,399	$ 347,687
Chief Commercial Officer						
Timothy Shaw	2025	$ 325,000	$ —	$ 18,153	$ 2,805	$ 345,958
Chief Operating Officer	2024	$ 325,000	$ 7,487	$ 50,086	$ 21,789	$ 404,362

(1) In April 2026, the Compensation Committee determined that bonuses aggregating $22,500, $15,000 and $19,500 had been earned by Messrs. Levine, Crandall and Shaw, respectively, under the Company's annual bonus program for the year ended December 31, 2025 (the "2025 Bonus"). Each 2025 Bonus is comprised of a cash payment equal to 30% of the respective 2025 Bonus amount (the "2025 Bonus Cash Portion") and an RSU award equal to 70% of the respective 2025 Bonus amount (the "2025 Bonus Equity Portion"). The number of RSUs granted to each Named Executive was calculated by dividing the respective 2025 Bonus Equity Portion by a 30-day average closing stock price of $0.08 (the "2025 Equity Grant"). The RSUs were granted on April 15, 2026. In accordance with ASC 718, the grant date fair value of the RSUs is based on the Company's closing stock price on the grant date ($0.072). As a result, the aggregate grant date fair values of the 2025 Equity Grants differ from the 2025 Bonus Equity Portions. These amounts are excluded from the table above.

In April 2025, the Compensation Committee determined that bonuses aggregating $29,654, $20,758 and $26,985 had been earned by Messrs. Levine, Crandall and Shaw, respectively, under the Company's annual bonus program for the year ended December 31, 2024 (the "2024 Bonus"). The 2024 Bonus was paid in RSUs, which RSUs were granted on May 9, 2025 to Messrs. Levine and Crandall, and on May 23, 2025 to Mr. Shaw (the "2024 Bonus Grants"). The 2024 Bonus Grants to Messrs. Levine, Crandall and Shaw were comprised of 269,578 RSUs, 188,705 RSUs and 245,316 RSUs, respectively, with the number of RSUs granted to each Named Executive calculated by dividing the 2024 Bonus amount by a 30-day average closing stock price of $0.11, while the closing stock price on the date of grant was $0.097 for Messrs. Levine and Crandall, and $0.740 for Mr. Shaw, and accordingly, the grant date fair values of the 2024 Bonus Grants differ from the 2024 Bonus amounts. These amounts are included under "Stock Awards" for 2025 in the table above. One-third of the 2024 Bonus Grants vested on each of June 15, 2025, September 15, 2025 and December 2025.

The amounts earned by Messrs. Levine and Shaw under the Company's annual bonus program for the year ended 2023 (the "2023 Bonus") consisted of cash paid and RSUs issued in 2024, and are included in the table above for 2024. Mr. Levine's 2023 Bonus was comprised of $8,639 of cash and 69,100 RSUs with a grant date fair value of $16,448. Mr. Shaw's 2023 Bonus was comprised of $7,487 of cash and 59,895 RSUs with a grant date fair value of 414,255. The RSUs were granted on April 2, 2024, of which one-third vested on each of April 2, 2025 and one-sixth vested on each of October 2, 2025 an April 2, 2026. The remainder will vest in two equal installments on each of October 2, 2026 and April 2, 2027.

(2) The amounts reported for "Stock Awards" represent the aggregate grant date fair value of the awards calculated in accordance with ASC 718. These amounts reflect the accounting value of the awards and do not reflect compensation actually earned by each Named Executive.

11

(3) The amount reported for "Stock Awards" for the year ended December 31, 2025 for Mr. Levine represents his 2024 Bonus Grant as described in Note 1 above. The amount reported for "Stock Awards" for the year ended December 31, 2025 for Mr. Crandall is comprised of his 2024 Bonus Grant as described in Note 1 above and 1,000,000 RSUs with a grant date fair value of $110,000 granted on December 15, 2025 in lieu of a cash salary increase in connection with his promotion to Chief Commercial Officer in April 2025 (the "Promotion Grant"). The Promotion Grant vests one-fourth on each of June 15, 2026, December 15, 2026, June 15, 2027 and December 15, 2027. The amount reported for "Stock Awards" for the year ended December 31, 2025 for Mr. Shaw represents his 2024 Bonus Grant as described in Note 1 above.

The amount reported for "Stock Awards" for the year ended December 31, 2024 for Mr. Levine is comprised of the April 2024 grant of 69,100 RSUs, with a grant date fair value of $16,448, as described in Note 1 above, and a November 2024 grant of 281,250 RSUs, with a grant date fair value of $41,344. The amount reported for "Stock Awards for Mr. Shaw for the year ended December 31, 2024 is comprised of the April 2024 grant of 59,895 RSUs, with a grant date fair value of $14,255 as described in Note 1 above, and a November 2024 grant of 243,750 RSUs, with a grant date fair value of $35,831.

(4) The amounts reported as "All Other Compensation" for Messrs. Levine, Crandall and Shaw represent the Company's portion of each executive's medical, dental, vision, life and disability insurance premiums paid. The amount reported for Mr. Crandall also includes an automobile allowance of $8,424.

(5) From October 2023 to August 2024, Mr. Levine also served as our Interim Chief Financial Officer.

(6) Mr. Crandall became an executive officer of the Company effective April 7, 2025.

Employment Agreements

On July 9, 2021, the Company entered into an employment agreement, effective as of July 1, 2021, with each of Jon R. Levine (the "Levine Agreement") and Timothy Shaw (each an "Executive" and together the "Executives"). In May 2022, the Levine Agreement was amended in connection with the change in his title from Chief Financial Officer to Chief Administrative Officer. On September 7, 2022, the Levine Agreement was again amended in connection with the change in his title from Chief Administrative Officer to President.

Effective February 28, 2023, the Company entered into an amended and restated employment agreement with each of Messrs. Levine (the "A&R Levine Agreement") and Shaw (the "A&R Shaw Agreement") (the A&R Levine Agreement and the A&R Shaw Agreement are collectively referred to as the "Employment Agreements"). In January 2025, Mr. Levine voluntarily agreed to reduce his annual base salary to $300,000 for 2025.

The following is a brief description of the material terms of the respective Employment Agreements:

Pursuant to the A&R Levine Agreement, Mr. Levine has a base salary of $375,000, effective March 1, 2023, with a target bonus opportunity equal to 60% of his then-applicable annual base salary and a maximum bonus opportunity equal to 120% of his then-applicable annual base salary.

Pursuant to the A&R Shaw Agreement, Mr. Shaw has a base salary of $325,000, effective March 1, 2023, with a target bonus opportunity equal to 60% of his then-applicable annual base salary and a maximum bonus opportunity equal to 120% of his then-applicable annual base salary.

Each of the Employment Agreements provides for severance payments and benefits upon certain terminations of employment under the terms of their respective Employment Agreement. Upon termination of an Executive's employment by the Company without Cause or by an Executive for Good Reason (each as defined in the Employment Agreements), such Executive is entitled to severance payments equal to: (i) 12 months of his base salary, payable over 12 months following termination; (ii) the aggregate sum of the Company's share of medical, dental and vision insurance premiums for such Executive and his dependents for a 12-month period, payable over 12 months following termination; (iii) in the event such termination occurs less than six months following the commencement of the fiscal year, such Executive shall be entitled to receive a prorated target bonus, prorated based on the number of days actually employed in such fiscal year (the "Pro Rata Bonus"), payable on the severance commencement date; and (iv) in the event such termination occurs six months or later following the commencement of the fiscal year, an amount equal to the target bonus (the "Target Bonus"), payable on the severance commencement date. In addition, upon such termination, the Executive's equity awards that are subject to vesting based solely upon such Executive's continued service with the Company and that would have vested during the 12-month period following the date of termination of employment will vest.

Notwithstanding the foregoing, in the event of a termination by the Company without Cause or by an Executive for Good Reason during a Change in Control Protection Period (as defined in the Employment Agreements), such Executive is entitled to receive a cash lump sum payment equal to: (a) the sum of 24 months of such Executive's base salary; (b) two times such Executive's target bonus for the calendar year in which the date of termination occurs; (c) the aggregate sum of the Company's share of medical, dental and vision insurance premiums for such Executive and his dependents for a 24-month period; (d) if in the event such termination occurs less than six months following the commencement of the fiscal year, such Executive shall be entitled to receive the Pro Rata Bonus, payable on the severance commencement date; and (e) in the event such termination occurs six months or later following the commencement of the fiscal year, an amount equal to the Target Bonus, payable on the severance commencement date. In addition, upon such termination, any of such Executive's unvested equity awards outstanding immediately prior to the date of termination will automatically become fully vested and exercisable as of the date of termination.

In the event an Executive's employment with the Company is terminated as a result of his death or Disability (as defined in the Employment Agreements), in addition to Accrued Benefits (as defined in the Employment Agreements), the Company will pay such Executive or his estate or representative the Pro Rata Bonus.

In connection with Mr. Crandall's promotion to Chief Commercial Officer in April 2025, the Company entered into an arrangement pursuant to which: (i) in lieu of an increase to his base salary, he received an equity grant of 1,000,000 RSUs in December 2025 which will vest in four equal installments on each of June 15, 2026, December 15, 2026, June 15, 2027 and December 15, 2027; and (ii) he will continue to (a) receive an annual base salary of $300,000, (b) be eligible to receive an annual performance bonus of to up to 50% of his base salary, and (c) be entitled to participate in the Company-sponsored medical plan and in all other benefit plans or programs generally available to senior executives.

The following table sets forth information concerning unexercised stock options and unvested equity awards held by the Named Executives as of December 31, 2025.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2025

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
Jon R. Levine (2)	5,000,000	–	–	$ 0.8800	07/09/26	23,333	$ 2,193
	5,000,000	–	–	$ 0.8980	10/01/26	150,000	$ 14,100
						34,552	$ 3,248
						187,500	$ 17,625
Ryan Crandall (3)	1,000,000	–	–	$ 0.0755	12/23/26	12,500	$ 1,175
						54,000	$ 5,076
						18,140	$ 1,705
						150,000	$ 14,100
						1,000,000	$ 94,000
Timothy Shaw (4)	1,250,000	–	–	$ 0.8800	07/09/26	21,667	$ 2,037
	1,250,000	–	–	$ 0.8980	10/01/26	130,000	$ 12,220
						29,945	$ 2,815
						162,500	$ 15,275

_____

(1) In accordance with SEC rules, the market value of unvested RSUs was determined by multiplying the number of such RSUs by $0.084, the closing market price per Common Share on December 31, 2025.

(2) All of Mr. Levine's 23,333 unvested RSUs vested on March 7, 2026. Of Mr. Levine's 150,000 unvested RSUs, 75,000 will vest on each of May 7, 2026 and November 7, 2026. Of Mr. Levine's 34,552 unvested RSUs, 11,518 vested on April 2, 2026 and 11,517 will vest on each of October 2, 2026 and April 2, 2027. Of Mr. Levine's 187,500 unvested RSUs, 46,875 will vest on each of May 29, 2026, November 29, 2026, May 29, 2027 and November 29, 2027.

(3) All of Mr. Crandall's 12,500 unvested RSUs vested on March 7, 2026. Mr. Crandall's 54,000 unvested RSUs will vest on June 8, 2026. Of Mr. Crandall's 18,140 unvested RSUs, 6,047 vested on March 28, 2026, 6,046 will vest on September 28, 2026 and 6,047 will vest on March 28, 2027. Of Mr. Crandall's 150,000 unvested RSUs, 37,500 will vest on each of May 29, 2026, November 29, 2026, May 29, 2027 and November 29, 2027. Of Mr. Crandall's 1,000,000 unvested RSUs, 250,000 will vest on each of June 15, 2026, December 15, 2026, June 15, 2027 and December 15, 2027.

(4) All of Mr. Shaw's 21,667 unvested RSUs vested on March 7, 2026. Of Mr. Shaw's 130,000 unvested RSUs, 65,000 vested on March 1, 2026 and 65,000 will vest on September 1, 2026. Of Mr. Shaw's 29,945 unvested RSUs, 9,982 vested on April 2, 2026, 9,981 will vest on October 2, 2026 and 9,982 will vest on April 2, 2027. Of Mr. Shaw's 162,500 unvested RSUs, 40,625 will vest on each of May 29, 2026, November 29, 2026, May 29, 2027 and November 29, 2027.

Company Equity Compensation Plans

The following table sets forth information as of December 31, 2025 with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	29,043,210	$ 0.82	24,258,622
Equity compensation plans not approved by stockholders	–	–	–
Total	29,043,210	$ 0.82	24,258,622

_____

(1) Consists of 19,155,921 options to purchase Common Shares and 9,887,289 RSUs, all of which do not have voting or other rights of ownership, under the Amended and Restated 2018 Stock Award and Incentive Plan, as amended (the "2018 Plan").

(2) Represents the weighted average exercise price for the 19,155,921 outstanding options to purchase Common Shares under the 2018 Plan. RSUs issued under the 2018 Plan do not require a payment by the recipient to the Company at the time of vesting. As such, the weighted average exercise price does not take these awards into account.

The 2018 Plan is an omnibus plan, authorizing a variety of equity award types as well as cash and long-term incentive awards. Each award under the 2018 Plan is subject to the Company's clawback policy in effect at the time of grant of the award. Shares actually delivered in connection with an award will be counted against the aggregate number of reserved shares. Shares will remain available for new awards if an award under the 2018 Plan expires, is forfeited, canceled, or otherwise terminated without delivery of shares or is settled in cash.

The Board may amend, suspend, discontinue or terminate the 2018 Plan or the authority to grant awards thereunder without stockholder approval, except as required by law or regulation or under rules of the stock exchange, if any, on which the Company's stock may then be listed. Unless earlier terminated, the granting of awards under the 2018 Plan will terminate ten years after stockholder approval of the 2018 Plan or when no shares remain available and the Company has no further obligation with respect to any outstanding award.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, all executive officers, directors, and each person who is the beneficial owner of more than 10% of the outstanding shares of a company that files reports pursuant to Section 12 of the Exchange Act, are required to report the ownership of such shares, options, and stock appreciation rights (other than certain cash-only rights) and any changes in that ownership with the SEC. Specific due dates for these reports have been established, and we are required to report, in this Proxy Statement, any failure to comply therewith during the fiscal year ended December 31, 2025.

We believe that all reports required by Section 16(a) of the Exchange Act were filed on a timely basis by the Company's executive officers, directors and by the beneficial owners of more than 10% of our Common Shares. In making this statement, we have relied solely on copies of any reporting forms received by us, and upon any written representations received from reporting persons that no Form 5 (Annual Statement of Changes in Beneficial Ownership) was required to be filed under applicable rules of the Commission.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company's corporate offices are leased from an entity in which the Company's President and Chief Executive Officer (the "CEO") has an investment interest. This lease expires in October 2028 and contains a five-year extension option. Expenses under this lease in the years ended December 31, 2025 and 2024 were approximately $285,000 and $233,000, respectively.

The Company procures nutrients, lab equipment, cultivation supplies, furniture and tools from an entity owned by the family of the Company's Chief Operating Officer (the "COO"). Purchases from this entity totaled $6.2 million and $4.6 million in the years ended December 31, 2025 and 2024, respectively.

The Company pays royalties on the revenue generated from its Betty's Eddies product line to an entity owned by the COO and the Company's Chief Commercial Officer under a royalty agreement. Under this agreement, the royalty on all sales of Betty's Eddies products is 3.0% if sold directly by the Company and between 1.3% and 2.5% if licensed by the Company for sale by third parties. Future developed products have a royalty rate of 0.5% if sold directly by the Company and between 0.125% and 0.135% if licensed by the Company for sale by third parties. The aggregate royalties earned by the entity for the years ended December 31, 2025 and 2024 approximated $649,000 and $634,000, respectively.

During the years ended December 31, 2025 and 2024, one of the Company's majority-owned subsidiaries paid distributions of approximately $6,400 and $5,000, respectively, to the CEO, who owns a minority equity interest in such subsidiary.

On June 10, 2024, the CEO and COO purchased 5% and 15%, respectively, of the membership units of Mari Holdings Metropolis, LLC, one of the Company's majority-owned subsidiaries. These membership units were purchased from the previous minority interest-holder, and accordingly, the percentage of the noncontrolling interests in this majority-owned subsidiary remains unchanged. During the years ended December 31, 2025 and 2024, this majority-owned subsidiary made distribution payments to the CEO of approximately $9,000 and $6,750, respectively, and payments to the COO of approximately $27,000 and $20,250, respectively.

At December 31, 2025 and 2024, the Company had an outstanding accounts payable balance of approximately $448,000 and $251,000, respectively, primarily in connection with fixed assets purchased from a third-party company in which the CEO has a controlling interest. The Company assumed approximately $35,000 of accounts payable to that company in connection with the acquisition of First State Compassion Center ("FSC") in March 2025 (the "FSC Acquisition"). The Company also assumed an accounts payable amount of $21,000 from FSC to a second company in which the CEO has a controlling interest. These assumed liabilities related to cash advances to FSC in periods prior to the FSC Acquisition. In addition, during the fourth quarter of 2025, the CEO advanced $50,000 to the Company for certain operating activities.

At December 31, 2025, the Company's mortgages with Bank of New England and DuQuoin State Bank were personally guaranteed by the CEO.

Policies and Procedures for Related Party Transactions

As required under the Audit Committee Charter, the Audit Committee is responsible for reviewing and approving all related party transactions for potential conflict of interest situations. A related party transaction refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC. In evaluating related person transactions, the Audit Committee considers all factors it deems appropriate, including, without limitation, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and whether products or services of a similar nature, quantity, or quality are readily available from alternative sources.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth as of the Record Date, certain information with respect to the beneficial ownership of Common Shares by (i) each of our directors and executive officers; (ii) each person known to us who owns beneficially more than 5% of our outstanding Common Shares; and (iii) all of our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage of Common Stock Outstanding
Jon R. Levine	54,897,787	(2)	13.42 %
Mario Pinho	277,485		*
Timothy Shaw	11,898,325	(3)	2.96 %
Ryan Crandall	1,971,134	(4)	*
Edward Gildea	1,080,208	(5)	*
David Allen	651,144	(5)	*
Eva Selhub, M.D.	657,671	(5)	*
All directors and executive officers as a group (seven persons)	71,433,754	(6)	17.29 %

_____

* Less than one percent.

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act whereby shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. We believe that each individual or entity named has sole investment and voting power with respect to Common Shares indicated as beneficially owned by them (subject to community property laws where applicable) and except where otherwise noted. All percentages are determined based on 398,920,671 Common Shares outstanding as of the Record Date.

(2) Includes: (i) 10,000,000 Common Shares underlying outstanding options; (ii) 23,616,938 Common Shares held by a trust (the "Fireman Trust") of which Mr. Levine is the sole trustee; and (iii) 121,875 Common Shares underlying RSUs subject to vesting. Not included are 6,684,640 Common Shares held by a trust (the "Levine Family Trust") for the benefit of Mr. Levine's spouse and children, of which his spouse serves as its sole trustee. Mr. Levine disclaims beneficial ownership of the Common Shares held by the Levine Family Trust for purposes of Sections 13(d) or 13(g) of the Exchange Act.

(3) Includes 2,500,000 Common Shares underlying outstanding options and 40,625 Common Shares underlying RSUs subject to vesting. Not included are 2,000,000 Common Shares held by a family trust (the "Shaw Family Trust") for the benefit of Mr. Shaw's spouse and children, of which his spouse serves as its sole trustee. Mr. Shaw disclaims beneficial ownership of the Common Shares held by the Shaw Family Trust for purposes of Section 13(d) or 13(g) of the Exchange Act.

(4) Includes 1,000,000 Common Shares underlying outstanding options and 91,500 Common Shares underlying RSUs subject to vesting.

(5) Includes 100,000 Common Shares underlying outstanding options and 75,000 Common Shares underlying RSUs subject to vesting.

(6) Includes 13,800,000 Common Shares underlying outstanding options and 479,000 Common Shares underlying RSUs subject to vesting.

Proposal No. 2

ADVISORY APPROVAL OF THE APPOINTMENT OF INDEPENDENT AUDITORS

M&K has been our independent auditor since 2018. Their audit report appears in our annual report for the fiscal year ended December 31, 2025. One or more representatives of M&K is expected to be at the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from our stockholders.

Selection of the independent accountants is not required to be submitted to a vote of our stockholders for advisory approval. In addition, the Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation, and oversight of the audit work of the independent auditors. The Audit Committee has appointed M&K to serve as independent auditors to conduct an audit of our accounts for the 2026 fiscal year. However, the Board is submitting this matter to our stockholders as a matter of good corporate practice. If the stockholders fail to vote on an advisory basis in favor of the selection, the Audit Committee will take that into consideration when deciding whether to retain M&K and may retain that firm or another without re-submitting the matter to stockholders. Even if stockholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in our and our stockholders' best interests.

**The Board recommends a vote FOR the approval, on an advisory basis, of
the appointment of M&K as our independent accountants for 2026.**

*   *   *   *   *

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND OTHER MATTERS

Fees Billed for Audit and Non-Audit Services

The following table represents the aggregate fees billed for professional audit services rendered by M&K for the audit of the annual financial statements for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
	2025	2024
Audit fees (1)	$ 216,595	$ 178,671
Audit-related fees (2)	–	–
Tax fees (3)	–	–
All other fees (4)	–	–
Total accounting fees and services	$ 216,595	$ 178,671

_____

(1) Fees for professional services for the audit of our annual financial statements, and for the review of the financial statements included in our Quarterly Reports on Form 10-Q, and for services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Fees for assurance and related services in connection with the performance of the audit or the review of our financial statements.

(3) Fees for professional services with respect to tax compliance, tax advice, and tax planning.

(4) Fees for permissible work that does not fall within any of the aforementioned categories of audit fees, audit-related fees, or tax fees.

Pre-Approval Policy for Audit and Non-Audit Services

The Audit Committee pre-approves all audit and non-audit services before an accountant is engaged. All of the services rendered to us by our independent registered public auditors were pre-approved by the Audit Committee.

MISCELLANEOUS

Other Matters

Management knows of no other matters, other than the foregoing, to be brought before the Annual Meeting, but if such other matters properly come before the Annual Meeting, or any adjournment thereof, the Proxyholders will vote such proxy on such matters in accordance with their best judgment.

Certain information contained in this Proxy Statement relating to the credentials and security holdings of our directors and officers is based upon information provided by the individual directors and officers.

Reports and Consolidated Financial Statements

Our Annual Report on Form 10-K for the year ended December 31, 2025 including our Audited Consolidated Financial Statements (the "Form 10-K"), are included with the proxy materials for the Annual Meeting. Such report and consolidated financial statements contained therein are not incorporated herein by reference and are not considered part of this soliciting material.

A copy of the Form 10-K, without exhibits, will be provided without charge to any stockholder submitting a written request. With the payment of an appropriate processing fee, we will provide copies of the exhibits to the Form 10-K. Such request should be addressed to our principal executive offices:


MariMed Inc.
10 Oceana Way
Norwood, Massachusetts 02062
Attention: Investor Relations


Solicitation of Proxies

The entire cost of the solicitation of proxies will be borne by us. Proxies may be solicited by our directors, officers and regular employees, without extra compensation, by telephone, telegraph, mail or personal interview. Solicitation is not to be made by specifically engaged employees or paid solicitors. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses for sending proxies and proxy material to the beneficial owners of Common Shares.

Stockholder Proposals for Next Annual Meeting Pursuant to Rule 14a-8 of the Exchange Act

Stockholders who intend to have a proposal considered for inclusion in our proxy materials for presentation at the Company's 2027 annual meeting of stockholders (the "2027 Annual Meeting") pursuant to Rule 14a-8 under the Exchange Act must submit the proposal to our Secretary at our offices at 10 Oceana Way, Norwood, Massachusetts 02062, in writing not later than December 24, 2026, which is 120 days before the one-year anniversary date on which this Proxy Statement was mailed to our stockholders in connection with the Annual Meeting, and must otherwise comply with the rules promulgated by the SEC. However, if the date of the 2027 Annual Meeting is changed by more than 30 days from the anniversary date of the Annual Meeting, then the deadline is a reasonable time before we begin to print and mail proxy materials for the 2027 Annual Meeting. In such an event, we expect to issue a press release announcing such change and take reasonable steps necessary to inform other relevant parties of the change, including intermediaries in the proxy process.

Stockholder Director Nominations for Inclusion in the 2027 Proxy Statement

Under our Bylaws, written notice of stockholder nominations to the Board, that are to be included in the proxy statement for the 2027 Annual Meeting (the "2027 Proxy Statement") pursuant to the proxy access provisions in Article II, Section 10 of our Bylaws (the "Proxy Access Notice"), must be delivered to our Secretary at our offices at 10 Oceana Way, Norwood, Massachusetts 02062, not later than 120 days (December 24, 2026) nor earlier than 150 days (November 24, 2026) prior to the one-year anniversary date on which this Proxy Statement was mailed to our stockholders in connection with the Annual Meeting. Accordingly, any eligible stockholder who wishes to have a nomination considered at the 2027 Annual Meeting and included in the 2027 Proxy Statement must deliver the Proxy Access Notice (containing the information specified in our Bylaws regarding the stockholder and the proposed nominee) to the Secretary between November 24, 2026 and December 24, 2026. However, if the date of the 2027 Annual Meeting is earlier by more than 30 days or delayed by more than 60 days from the one-year anniversary date of the Annual Meeting, the Proxy Access Notice must be delivered to the Secretary not earlier than the close of business on the 150th day prior to the 2027 Annual Meeting nor later than the close of business on the later of: (i) the 120th day prior to the 2027 Annual Meeting; or (ii) the 10th day following public announcement by the Company of the date of the 2027 Annual Meeting.

Stockholder Director Nomination and Other Shareholder Proposals for Presentation at the 2027 Annual Meeting Not Included in 2027 Proxy Statement

Under our Bylaws, written notice of stockholder nominations to the Board or any other business proposed by a stockholder that is not to be included in the 2027 Proxy Statement pursuant to the notice provisions in Article II, Section 9 of our Bylaws (the "Proposal Notice"), must be delivered to our Secretary at our offices at 10 Oceana Way, Norwood, Massachusetts 02062, not later than the close of business on the 90th day (or March 6, 2027), nor earlier than the close of business on the 120th day (or February 4, 2027), prior to the one-year anniversary date of the Annual Meeting. Accordingly, any stockholder who wishes to have a nomination or other business considered at the 2027 Annual Meeting, but not included in the 2027 Proxy Statement, must deliver the Proposal Notice (containing the information specified in our Bylaws regarding the stockholder and the proposed action) to the Secretary between February 4, 2027 and March 6, 2027. However, if the date of the 2027 Annual Meeting is earlier by more than 30 days or delayed by more than 60 days from the one-year anniversary date of the Annual Meeting, the Proposal Notice must be delivered to the Secretary not earlier than the close of business on the 120th day prior to the 2027 Annual Meeting and not later than the close of business on the later of: (i) the 90th day prior to the 2027 Annual Meeting; or (ii) the 10th day following public announcement by the Company of the date of the 2027 Annual Meeting.

Stockholder Solicitation of Proxies in Support of Director Nominees Other Than Company Nominees

In addition to satisfying the provisions in our Bylaws relating to nominations of director candidates, including the deadline for written notices, to comply with the SEC's universal proxy rule, stockholders who intend to solicit proxies in support of director nominees other than our nominees in compliance with Rule 14a-19 under the Exchange Act (including a statement that such stockholder intends to solicit the holders of shares representing at least 67% of the voting power of the Company's shares entitled to vote on the election of directors in support of director nominees other than the Company's nominees), must provide notice that sets forth the information required by Rule 14a-19(b) no later than 60 days prior to the anniversary date of the Annual Meeting (for the 2027 Annual Meeting, no later than April 5, 2027). However, if the date of the 2027 Annual Meeting changes by more than 30 days from the one-year anniversary date of the Annual Meeting, such notice must instead be provided by the later of: (i) 60 days prior to the date of the 2027 Annual Meeting; or (ii) the 10th day following public announcement by the Company of the date of the 2027 Annual Meeting.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement or Annual Report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you write or call us at the following address or phone number: 10 Oceana Way, Norwood, Massachusetts 02062, (781) 277-0007. If you want to receive separate copies of the annual report and proxy statement in the future or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holders, or you may contact us at the above address and phone number.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO SUBMIT YOUR VOTE VIA THE INTERNET, BY TELEPHONE OR BY SIGNING, DATING AND RETURNING YOUR PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, AS SOON AS POSSIBLE, SO THAT YOUR SHARES CAN BE VOTED AT THE ANNUAL MEETING IN ACCORDANCE WITH YOUR INSTRUCTIONS.

By order of the Board of Directors,

Edward Gildea
Chairman of the Board

Norwood, Massachusetts
April 23, 2026



2025 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File number 0-54433

MARIMED INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	27-4672745
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

10 Oceana Way
Norwood, MA 02062
(Address of Principal Executive Offices)

781-277-0007
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
None	Not Applicable	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

☐	Large Accelerated Filer	☐	Accelerated Filer
☒	Non-Accelerated Filer	☒	Smaller Reporting Company
		☒	Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.): Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $22.6 million.

At March 10, 2026, the issuer had outstanding 397,882,764 shares of Common Stock, par value $0.001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 as amended. These statements involve risks and uncertainties, and our actual results could differ significantly from those discussed herein. These include statements about our expectations, beliefs, intentions or strategies for the future, which the Company indicates by words or phrases such as "anticipate," "expect," "estimate," "could," "should," "would," "project," "predict," "intend," "plan," "will," "believe," and similar language, including those set forth in the discussion under "Description of Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as those discussed elsewhere in this Annual Report on Form 10-K. The Company bases its forward-looking statements on information currently available to it, and the Company believes that the assumption and expectations reflected in such forward-looking statements are reasonable. The Company assumes no obligation to revise or update any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Statements contained in this Form 10-K that are not historical facts are forward-looking statements that are subject to the "safe harbor" created by the Private Securities Litigation Reform Act of 1995.

Unless expressly indicated or the context requires otherwise, the terms "MariMed", "company", "we", "us", "our", and "Company" in this document refer to MariMed Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

Item 1. Business

Company Overview

We are a multi-state cannabis operator ("MSO") in the United States, headquartered in Norwood, Massachusetts, dedicated to improving lives every day through our high-quality products, our actions, and our values. We develop, own, and manage seed to sale state-licensed, state-of-the-art, regulatory-compliant facilities for the cultivation, production, and dispensing of medicinal and adult-use cannabis. We have created and continue to develop our own brands of premium cannabis flower, concentrates, edibles, and other precision-dosed products utilizing our proprietary strains and formulations. We also license our proprietary brands, in select domestic markets, although licensing revenues are not material to our overall results of operations.

Cannabis remains illegal under United States federal law. Our operations are conducted in compliance with applicable state and local laws and regulations in the jurisdictions in which we operate.

Company History

We entered the cannabis industry as an advisory and real estate management firm that procured state-issued cannabis licenses on behalf of our clients, developed cannabis facilities that we leased to these newly licensed companies, and provided industry-leading expertise and oversight in all aspects of their cannabis operations.

In 2018, we made the strategic decision to transition from an advisory business to a direct owner and operator of cannabis licenses in high-growth states, primarily in Eastern and Midwestern states. Key to this transition was the acquisition and consolidation of our clients for whom we had played a key role in their success, including securing their cannabis licenses, developing facilities that are models of excellence, funding their operations, and providing operational and corporate guidance. By early 2025, we had substantially completed the acquisition and integration of these clients' businesses. Our operations were expanded by additional M&A activity during this period, and today we are one of the larger MSOs in the U.S. based on reported annual revenue.

Throughout our history, we have created our own brands of craft-quality cannabis flower, concentrates, edibles, and other precision-dosed products, which have been recognized through industry awards and strong sales performance in multiple states. Applying proprietary cultivation and processing procedures and following the strictest quality standards, our portfolio of brands was developed to fill gaps in the marketplace and meet specific effects desired by today's cannabis consumer. We believe owning brands that are among the most successful and accessible in the country is critical to our long-term growth. To achieve our goal, we invest in ongoing research and development and intend to continue to introduce new and innovative products. We believe the strength of our brand portfolio has been recognized as a key differentiator from other MSOs.

Wholesale Operations

We operate state-of-the-art, regulatory-compliant cannabis cultivation and processing facilities that grow and manufacture our proprietary, high quality, branded cannabis consumer products. We distribute our products via the wholesale market to hundreds of dispensaries operated by other cannabis license holders. We utilize dedicated sales teams to sell our products to wholesale buyers representing the dispensaries operated by other cannabis license holders. We deploy a variety of marketing strategies to drive the sales of our products, including customer loyalty programs, digital advertising, in-store displays and public relations.

Retail Operations

We also operate our own dispensaries, which are recognized for their excellent customer service and product selection. Customers at our dispensaries purchase cannabis for a variety of adult-use and medical purposes, including relaxation, sleep support, and general wellness, consistent with applicable state regulations. Revenue is generated at these dispensaries through the sales of our own products and those marketed by other cannabis license holders.

We also generate limited revenue from licensing, management fees, and real estate income, none of which are material to our consolidated results of operations.

Our Strategic Growth Plan

We continue to focus on executing our strategic growth plan, which we refer to as Expand the Brand. We prioritize activities that include the following:

- Increasing our product brand revenue by:

    ◦ strengthening our cultivation and processing capabilities to ensure a reliable, high-quality supply of raw materials that will enhance product consistency, quality, and innovation;

    ◦ developing and launching innovative new products that align with consumer preferences and demand;

    ◦ offering new effects and formulations that differentiate our existing brands;

    ◦ broadening our distribution network in existing markets to maximize our reach and brand visibility; and

    ◦ expanding our distribution into new markets through new license applications, acquisitions of existing cannabis businesses, and/or identification of qualified licensing partners.

- Increasing retail store revenue by:

    ◦ driving additional and higher average transactions in our existing stores through an enhanced customer experience that prioritizes our product selection and the ease of the shopping experience; and

    ◦ expanding our dispensary footprint in current markets where regulations allow and into new markets through new license applications and/or acquisitions of existing cannabis businesses.

Execution of this strategy is subject to available capital, regulatory approvals, market conditions, and competitive dynamics in each state in which we operate.

Our Competitive Strengths

We believe that our strengths in the following areas provide us with certain competitive advantages and the tools necessary to successfully implement our strategic plans:

Portfolio of Proprietary and Innovative Brands

We have developed a portfolio of unique and market-leading brands which are currently distributed in cannabis-legal states. Our brands and products are developed with a consumer first approach and are available in the most popular consumption formats, including whole flower, pre-rolled flower, vape cartridges, concentrates, and edibles. We intend to continue to expand our brand portfolio to meet the effects that cannabis consumers seek.

Our portfolio includes several award-winning brands that are among the top sellers in markets where they are available. They include:

- *Nature's Heritage™*, a premium brand of cannabis flower, vapes, and concentrates;

- *Betty's Eddies™*, cannabis fruit chews that deliver better sleep, pain relief, stress relief, and more;

- *Bubby's Baked™*, soft and chewy baked goods and a hot chocolate mix;

- *Vibations™*, an infused hydrating drink mix for discrete, on-the-go consumption; and

- *InHouse™*, a value-priced brand of flower, vapes, and edibles.

Retail Footprint and Operations

Our retail footprint and operations drive a significant portion of our revenue and align strategically with our goal to grow a portfolio of proprietary and innovative brands. Our retail stores, all branded *Thrive*™ following the completion of a national integration initiative in 2025, are in states that offer a strong consumer base and favorable regulatory environments that promote market stability. We believe today's cannabis consumer seeks a shopping experience that is comfortable, educational, and easy. Our dispensaries are models of excellence in this regard. We carefully curate a menu of the highest quality brands and products, and merchandise them in beautifully designed, upscale environments. We invest in budtender and retail personnel training, as well as product programming displayed on in-store monitors to help deliver exceptional customer service throughout the shopping experience. In Massachusetts and Delaware, we complement our in-store operations with a home delivery option. We intend to do the same in other markets once permitted by state regulations.

Our retail footprint and operations enable our ability to drive wholesale distribution through reciprocal relationships (balance of trade relationships) that are common in the cannabis industry. This relationship has accelerated MariMed brands, such as *Betty's Eddies*, to market leadership positions in most states in which we operate. Additionally, we gain significant customer insights from our retail operations which allow us to rapidly innovate to meet emerging consumer trends.

Combined, our retail footprint and our robust wholesale brand portfolio work together to promote our overall growth in revenue, gross profit and market share.

Experienced Management

Our management team is one of the most experienced and longest tenured in the cannabis industry. Several of our executive team members, including our Chief Executive Officer, our Chief Operating Officer, and our Chief Commercial Officer, have each worked in the industry for a decade or more. Our leadership team has achieved considerable success creating and growing businesses in the industry by successfully applying for cannabis licenses, overseeing the development of cannabis operations and facilities, raising capital to purchase and develop facilities, and conducting operations in adherence with regulations established by individual state governments, including all environmental and social governance requirements. The strength of our executive team is further enhanced by other members who have significant senior management experience and expertise working in financial services, beer and alcohol, retail, consumer products, and marketing.

Current and Pending Operations

Over the past several years, we have invested in our own operating facilities, applied for and secured new licenses, and acquired new assets to strengthen and expand our brand portfolio and our retail and wholesale networks. We currently hold a total of 33 cannabis licenses in six states. We believe that operating as a vertically integrated cannabis company, which we define as owning cultivation, manufacturing, and retail licenses within a single state, provides us the greatest opportunity to maximize revenue and profits. To date, we are fully vertical in Illinois, Maryland, Massachusetts, and Delaware.

Our current and pending operations are as follows:

Massachusetts

Massachusetts operates both adult-use and medical cannabis programs. According to the Massachusetts Cannabis Control Commission (the "CCC"), the state's cannabis market generated $1.65 billion in sales in 2025 (source: Massachusetts Cannabis Control Commission).

We operate three *Thrive*-branded dispensaries in the Boston area: dispensaries in Middleborough and Quincy that are licensed for both medical and adult-use cannabis sales, and an adult-use dispensary in Beverly.

Our three retail stores are easily accessible to all cannabis consumers in eastern Massachusetts. Access is further enhanced through home delivery as the result of our April 2023 investment in Artis LLC (d/b/a Little Dog Delivery).

We also operate a cultivation and production facility in New Bedford, as well as a cultivation facility in Quincy.

Delaware

Delaware operates both adult-use and medical cannabis programs, with adult-use sales having commenced in August 2025. According to the state's Office of the Marijuana Commissioner, Delaware's cannabis market is estimated to generate $150 million to $215 million in sales annually.

Following the March 2025 acquisition of our longstanding client in Delaware, First State Compassion Center ("FSC"), we operate *Thrive*-branded dispensaries in Wilmington and Lewes, a cultivation facility in Milford, and a production kitchen in Wilmington

Illinois

Illinois operates both adult-use and medical cannabis programs. According to the Illinois Department of Financial and Professional Regulation, the state reported $1.5 billion in total legal cannabis sales in 2025.

We operate five *Thrive*-branded dispensaries in the state, including an adult-use dispensary in Metropolis, near the Kentucky border, an adult-use dispensary in Casey, near the Indiana border, and an adult-use dispensary in Mt. Vernon. We also operate dispensaries in Anna and Harrisburg that each serve both medical and adult-use customers. These five locations provide easy access for most residents in southern Illinois and several states that don't have legal cannabis programs, including Kentucky, Indiana, and Tennessee. We also operate a cultivation and manufacturing facility in Mt. Vernon.

Maryland

Maryland operates both adult-use and medical cannabis programs. According to the Maryland Cannabis Administration, the state projected $1.2 billion in medical and adult-use cannabis sales in 2025.

We operate two *Thrive*-branded medical and adult-use dispensaries in Maryland: one in Annapolis and the other in the Upper Marlboro part of Prince George's County. We also operate a cultivation and processing facility in Hagerstown.

Ohio

Ohio's successful medical cannabis program expanded to include adult-use sales in June 2024. Total cannabis sales in Ohio exceeded $1 billion in 2025, according to multiple news sources.

We operate a *Thrive*-branded dispensary in Tiffin and own a second license to operate a dispensary in Columbus.

Other States

We manage a client's cultivation and manufacturing operations in Pennsylvania. We also entered into a license agreement with a client in 2025 that will enable the distribution of our products in that state following regulatory approvals. We anticipate sales to commence in early 2027.

We are constructing a processing kitchen with a licensing partner in New York that will enable the distribution of our brands in that state following completion of construction and state regulatory approvals. We anticipate that product sales will commence in early 2027.

Recent Developments

Since December 31, 2025, we have continued to execute our operating and strategic priorities within the framework of evolving federal and state regulatory environments affecting the cannabis industry as described below.

Regulatory Developments

Cannabis remains illegal under United States federal law. Our cannabis operations continue to be conducted in compliance with applicable state and local laws. During 2025 and early 2026, there has been increased public discussion and federal legislative activity regarding potential changes to cannabis and hemp related regulations. These proposals include, among other matters, potential restrictions on certain hemp derived cannabinoid products. While the timing, scope, and outcome of any such proposals remain uncertain, we continue to monitor regulatory developments closely and evaluate their potential impact on our operations and strategy.

Hemp-Derived Product Initiatives and Regulatory Developments

During 2025, we expanded certain of our branded product offerings into the hemp-derived cannabinoid market, including products formulated to comply with the federal definition of hemp under the Agriculture Improvement Act of 2018 (the "2018 Farm Bill"). These products are intended to leverage our existing brand development, formulation, and distribution capabilities outside of state-licensed cannabis programs.

The regulatory framework governing hemp-derived cannabinoid products, including products containing delta-8 THC, delta-9 THC derived from hemp, and other cannabinoids, continues to evolve at both the federal and state levels. During 2025 and early 2026, various federal and state authorities proposed or implemented changes that may restrict or prohibit certain hemp-derived products, impose additional testing, labeling, or licensing requirements, or otherwise alter the permissible scope of these product offerings.

As a result, the availability, distribution, and commercial viability of hemp-derived cannabinoid products may vary significantly by jurisdiction and may be subject to change with limited notice. We continue to monitor regulatory developments closely and may modify, limit, or discontinue hemp-derived product offerings in certain markets in response to regulatory changes, enforcement activity, or compliance considerations. To date, hemp-derived product initiatives represent a limited component of our overall business, and our core operations remain focused on state-regulated medical and adult-use cannabis markets.

Delaware Adult-Use Market Launch

In Delaware, adult-use cannabis sales commenced in August 2025. Following our March 2025 acquisition of First State Compassion Center, we began operating in a dual medical and adult-use market. We have focused on scaling operations in a disciplined manner, including supply chain readiness, staffing, and compliance, as the market expands into adult-use sales.

Brand and Product Initiatives

We continue to invest in the development and expansion of our proprietary brand portfolio, including the introduction of new product formats, formulations, and effects designed to align with evolving consumer preferences. These initiatives are supported by ongoing investments in cultivation, processing, and quality assurance capabilities to enhance product consistency and reliability. Product launches and brand expansion efforts remain subject to state-by-state regulatory approval processes.

Wholesale and Retail Optimization

During 2025, we continued to refine our wholesale and retail strategies with a focus on improving operational efficiency, enhancing customer experience, and increasing brand penetration in our core markets. This included targeted pricing actions, SKU rationalization, and continued investment in retail staff training and customer engagement programs. We also continued to leverage insights from our retail operations to inform wholesale product development and distribution strategies.

Liquidity and Capital Allocation

We remain focused on disciplined capital allocation, liquidity management, and balance sheet optimization. Our strategic initiatives continue to be evaluated in the context of available capital, regulatory requirements, and market conditions.

Competition

In the markets where we currently operate, we face competition from licensed cannabis companies of varying sizes and geographic reach. These include other Multi-State Operators ("MSOs") who, like our company, maintain vertical operations in at least two states. Others, called Single State Operators, are either fully vertical in just one state focused solely on producing and selling cannabis products, or operate solely as dispensaries and sell the goods of other businesses. Some of our competitors that create and sell their own products have offerings that are on par with those we offer. We believe that by utilizing our own best practices and operational expertise, we are able to produce premium cannabis products at one of the lowest cost structures in the industry, which enables us to remain competitive in our markets. However, our sales could decline significantly if our competitors develop and market products that are more effective, easier to purchase and/or use, or less expensive than our products.

As cannabis products become more mainstream and gain greater acceptance, it is likely that larger and more established companies with greater resources will enter the market. However, we believe that there are meaningful barriers to entry, including licensing requirements, capital investment, and regulatory compliance requirements. We have upgraded our marketing efforts to expand branding and distribution, as well as implemented home delivery, where permissible, and other business strategies utilized by more conventional industries. As a result, we have successfully increased the number of retail transactions at our stores and increased market share of our core products sold through wholesale. We have also developed a loyal customer base at our retail locations through the launch and continued refinement of customer loyalty programs.

Intellectual Property

We own registered trademarks for *Betty's Eddies, Bubby's Baked, InHouse, Nature's Heritage*, *Vibations,* and *Thrive* with the United States Patent and Trademark Office.

Our proprietary processing and manufacturing techniques and technologies, while not patented, are kept strictly confidential. We enter into and enforce confidentiality agreements with key employees and consultants to protect our intellectual property, trade secrets, and general know-how.

Our Employees

At December 31, 2025, we had a total of 923 employees, of which 808 were full-time.

Website Access to Company Reports

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Definitive Proxy Statements, Current Reports on Form 8-K and all amendments to those reports are available free of charge on the Company's website at www.marimedinc.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"), or as filed with the Canadian securities regulatory authorities on the SEDAR website. In addition, copies of our annual report will be made available, free of charge, upon written request.

Item 1A. Risk Factors

Our business faces significant risks and uncertainties. Certain important factors may have a material adverse effect on our business prospects, financial condition and results of operations, and they should be carefully considered. Accordingly, in evaluating our business, and a potential investment in our shares, we encourage you to consider the following discussion of risk factors in its entirety in addition to other information contained in or incorporated by reference into this Annual Report on Form 10-K and our other public filings with the SEC. Other events that we do not currently anticipate or that we currently deem immaterial may also affect our business, prospects, financial condition and results of operations.

Risks Related to the Industry in Which We Operate

Cannabis remains illegal under United States federal law.

In the United States, cannabis is largely regulated at the state level. Each state in which we operate or that we are currently proposing to operate authorizes, as applicable, medical and/or adult use cannabis production and distribution by licensed or registered entities. More than 40 states have legalized cannabis in some form. However, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia are illegal, and any such acts are criminalized under the Controlled Substances Act, as amended, which we refer to as the "CSA." Cannabis remains illegal under United States federal law and is considered a Schedule I controlled substance under the CSA. In 2022, former President Biden directed the Drug Enforcement Administration (DEA) and the Department of Health and Human Services ("HHS") to initiate an administrative process to review how cannabis is scheduled under federal law. HHS later recommended that cannabis be recategorized to Schedule III, and as of February 2025 the DEA was still reviewing the HHS recommendation, with preliminary hearings anticipated to commence this spring. In 2025, President Trump issued an executive order directing the Department of Justice to "take all necessary steps to complete the rulemaking process related to rescheduling marijuana to Schedule III of the CSA in the most expeditious manner in accordance with Federal law, including 21 U.S.C. 811." Should cannabis be rescheduled, it would mean cannabis would be defined as having accepted medical use within federal law. There are several other important implications of rescheduling. It would increase consumer trust in cannabis, likely resulting in an increase in our sales. Absent rescheduling, cannabis is still perceived by many to have a high potential for abuse and it is not generally approved or accepted for medical use.

The concepts of "medical cannabis," "retail cannabis" and "adult-use cannabis" do not exist under United States federal law. While we believe that our business activities are compliant with applicable state and local laws, strict compliance with state and local cannabis laws would not provide a defense to any federal proceeding that may be brought against us. The enforcement of applicable United States federal laws poses a significant risk to us.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, or settlements arising from civil proceedings conducted either by the United States federal government or private citizens. We may also be subject to criminal charges under the CSA and, if convicted, could face a variety of penalties including, but not limited to, disgorgement of profits, cessation of business activities, or divestiture. Any of these penalties could have a material adverse effect on our reputation and ability to conduct our business, our holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States; our financial position; operating results; profitability; liquidity; or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation, settlement, or trial of any such proceedings or charges, and such time or resources could be substantial.

Additionally, its rescheduling would eliminate IRS Tax Code 280E, a punitive tax stipulation imposed on businesses like ours that sells products categorized as Schedule I or II, Specifically, the code stipulates that "no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities that comprise such trade or business) consists of trafficking in controlled substances within the meaning of Schedule I or II of the Controlled Substances Act, which is prohibited by federal law or the law of any state in which such trade or business is conducted," This provision has been applied by the United States Internal Revenue Service, or the "IRS," to cannabis operations, prohibiting them from deducting expenses directly associated with cannabis businesses. The elimination of 280E is anticipated to save the company several million dollars paid annually in federal taxes.

It has not yet been determined if and how federal agencies such as the U.S. Food and Drug Administration ("FDA") would be involved in the regulation of our industry should cannabis be rescheduled. Should the FDA be involved in the regulation of our industry, it is likely the agency would impose rules associated with good manufacturing practices related to the growth, cultivation, harvesting, and processing of cannabis. Clinical trials may be needed to verify efficacy and safety of our medical cannabis products. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions. If we are unable to comply with the regulations and/or registration as required by the FDA, it may have an adverse effect on our business, operating results, and financial condition.

The cannabis industry is relatively new.

We are operating in a relatively new industry and in a new market. We not only are subject to general business risks, but we must also build brand awareness in this industry and market share through significant investments in our strategy, production capacity, quality assurance, and compliance with regulations. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy, and dosing of cannabis or isolated cannabinoids (such as cannabidiol, or "CBD," and tetrahydrocannabinol, or "THC") remains in its early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Although we believe that the articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy, and dosing of cannabis, future research and clinical trials may result in opposing conclusions to statements contained in articles, reports, and studies currently favored or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, or other facts and perceptions related medical cannabis, which could adversely affect social acceptance of cannabis and/or the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with our expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets, could have a material adverse effect on our business, financial condition, and results of operations.

Finally, the emergence of adjacent adult-use segments remains an unknown with respect the legislation & regulations. These adjacent segments include, but are not limited to, hemp-derived Delta 9 cannabinoids and psilocybin mushrooms. The 2018 Farm Bill opened an unintended loophole for "legal" THC via an arbitrary measurement of THC by percentage not exceeding 0.3%. The result is an adjacent segment to state-regulated cannabis that is not legally compelled to the same arduous regulations such as no interstate commerce, strict testing, banking access and advertising & marketing restrictions. This emerging hemp-based segment is competing with similar products that, in many cases, are indistinguishable from state regulated legal cannabis and have greater access to a larger consumer base at lower costs. To a lesser extent, as psilocybin mushrooms continue to be studied at the federal and state levels it remains possible that they could be legalized in more states. This would create another "substitute" for state regulated legal cannabis.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Our business and activities are heavily regulated in all jurisdictions where we conduct business. Our operations are subject to various laws, regulations and guidelines by state and local governmental authorities relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services. Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the manufacture, production, storage, transportation, sale, import and export, as applicable, of our products. The commercial cannabis industry is still a new industry at the state and local level. The effect of relevant governmental authorities' administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals which may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities and/or revocation of our licenses and other permits, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing costs relating to regulatory compliance. Maintaining compliance with complex and ever-changing regulations, including sometimes unclear regulations and laws, can be a difficult task, and a materially compliant business can be found in violation of one or more laws, rules or regulations while remaining materially or substantially compliant with applicable state cannabis laws.

As a cannabis business, we may lack access to United States bankruptcy protections.

Many courts have denied cannabis businesses bankruptcy protections because the use of cannabis is illegal under federal law. In the event of a bankruptcy, it would be very difficult for lenders to recoup their investments in the cannabis industry. If bankruptcy protection was pursued by the Company, there is no guarantee that United States federal bankruptcy protections would be available to us, which would have a material adverse effect on us.

Cannabis businesses may be subject to civil asset forfeiture.

Any property owned by participants in the cannabis industry used in the course of conducting such business, or that is the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture because of the illegality of the cannabis industry under federal law. Even if the owner of the property is never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Risks Related to Our Current Operations and Our Expansion Plan

Our future growth is dependent on additional states legalizing cannabis.

Continued development of the cannabis market and our opportunities to expand into new markets is dependent upon continued legislative authorization of cannabis at the state and local level for medical and adult recreational use of cannabis. Any number of factors could slow or halt the growth of the cannabis market. Additionally, progress, while encouraging, is not assured and the process to authorize the sale of cannabis at the state and local levels normally encounters setbacks before achieving success, if at all. While there may be ample public support for legislative proposals to legalize the sale of cannabis on a state level, key support must be created in the legislative process. Any one of these factors could slow or halt the progress of legalization of cannabis for medical and/or recreational purposes, which would limit the market for our products and negatively impact our ability to expand into new markets. These unknowns create a management risk as we are continually compelled to plan for multiple contingencies.

Our strategic growth plan is subject to regulatory hurdles.

Our strategy to expand our footprint into additional legal cannabis states through new applications and acquisitions of existing cannabis businesses is subject, in each respective jurisdiction, to the approval of a new license application or license transfer application. Such approvals are subject to numerous delays and uncertainties based upon administrative and legislative changes in what are typically, in light of the recent cannabis legalization status in most jurisdictions, new and untested rules and regulations. There is little interpretative guidance on how states will apply their respective licensing regulations and limited control over when an application will be acted upon. As a result, there is no assurance that our expansion plan will not be frustrated by regulatory delays, and no assurance that any license application or transfer application will be approved.

We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.

We face competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The vast majority of both manufacturing and retail competitors in the cannabis market consists of localized businesses (those doing business in a single state) as well as multistate operators, with which we compete directly. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter markets through acquisitions are also part of the competitive landscape. As we plan to grow our business, operators in future state markets will inevitably become direct competitors. We are likely to continue to face increasing and intense competition from these companies. Moreover, acquisitions and other consolidating transactions could harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. Increased competition by larger and better financed competitors could materially and adversely impact our business, financial condition and results of operations. Such competition could also intensify and place downward pressure on retail prices of our products and services, which could negatively impact our profitability.

If the number of users of adult-use and medical marijuana in the United States increases, the demand for products will increase. As a result, we believe that competition could become more intense as current and future competitors begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, we will need to continue to invest in research and development, marketing, sales, and client support. We may not have sufficient resources to maintain sufficient levels of investment in these areas to remain competitive, which could materially and adversely affect our business, financial condition, and results of operations.

We are subject to limits on our ability to own the licenses necessary to operate our business, which could adversely affect our ability to grow our business and market share in certain states.

In certain states, the cannabis laws and regulations limit both the number of cannabis licenses issued as well as the number of cannabis licenses that one person or entity may own in that state. Such limitations on the acquisition of ownership of additional licenses within certain states may limit our ability to grow organically or to increase market share in such states.

We may not be able to obtain or maintain necessary permits and authorizations.

We may not be able to maintain the necessary licenses, permits, certificates, authorizations, or accreditations to operate our businesses, or may only be able to do so at great cost. Additionally, we may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations, or accreditations could result in restrictions on our ability to operate in the cannabis industry, which could have a material adverse effect on our business, financial condition or results of operations.

We may have difficulty accessing the service of banks, which may make it difficult for us to operate in certain markets.

As discussed above, the use of cannabis is illegal under United States federal law. Therefore, there are banks that will not accept for deposit funds from the sale of cannabis and may choose not to do business with the us. While there is pending legislation in the United States Senate that will allow banks to transact business with state-authorized medical cannabis businesses, there can be no assurance his legislation will be successful, that banks will decide to do business with medical cannabis retailers, or that in the absence of legislation state and federal banking regulators will not create issues on banks handling funds generated from an activity that is illegal under federal law. Notwithstanding, we have been able to secure state-chartered banks that are in compliance with federal law and provide certain banking services to companies in the cannabis industry. Our inability to open accounts in our target market and otherwise use the service of banks may make it difficult for us to operate in those markets.

We are subject to constraints on and differences in marketing our products under varying state laws.

Certain of the states in which we operate have enacted strict regulations regarding marketing and sales activities on cannabis products. There may be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging, and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the United States limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased pricing of our products, our sales and operating results could be adversely affected.

We face risks relating to our products.

We are committed and expect to continue to commit significant resources and capital to develop and market existing products and new products. These products are relatively untested in the marketplace, and we cannot assure stockholders and investors that we will achieve market acceptance for these products, or other new products that we may offer in the future will gain acceptance. These existing and new products may be subject to significant competition with offerings by new and existing competitors in the industry. The failure to successfully develop, manage, and new-to-market products could seriously harm our business, prospects, revenue, results of operation and financial condition.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. While we intend to maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs resulting from risks and uncertainties in our business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. Due to the nature of our business, we may have difficulty obtaining insurance because, compared to non-cannabis industries, (i) there are only a limited number of insurers willing to insure companies involved in the cannabis industry, (ii) there are fewer insurance products available to companies involved in the cannabis industry, (iii) insurance coverage generally is more expensive for companies involved in the cannabis industry, and (iv) available insurers, insurance products, and cost of coverage fluctuates frequently. Failure to obtain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our prospects, business, financial condition and results of operations. We do not maintain business interruption insurance for most of our properties and operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

It may be difficult to evaluate us based on our past performance because the cannabis industry is volatile and still evolving.

The legal cannabis industry is still relatively new and continues to rapidly evolve. As a result, state regulations are subject to frequent change, which can impose unforeseen costs associated with compliance with new or revised rules. These rules are generally associated with our operations, marketing, packaging, and other aspects of our business. Additionally, the entrance of new cultivators into certain states in which we operate, such as Massachusetts, has resulted in significant price volatility that we cannot control. As a result of these factors, it is more difficult to accurately forecast anticipated future revenues and expenses than businesses in a more mature consumer products sector. It also makes it difficult to compare and analyze our current performance with past performance.

We are subject to, and must be successful in addressing, the risks typically encountered by companies operating in the rapidly evolving cannabis marketplace, including those risks relating to:

- the failure to develop brand name recognition and reputation;
- the failure to achieve market acceptance of our products;
- a slowdown in general consumer acceptance of legalized cannabis; and
- an inability to grow and adapt our business to evolving consumer demand.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

As of December 31, 2025, we had $24.0 million of goodwill and $17.2 million of intangible assets. Goodwill is tested annually for impairment and, along with our intangible assets, is also reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, significant decline in our stock price for a sustained period and decline in our market capitalization to below net book value. Any material impairment of goodwill or intangible assets could adversely affect our results of operations.

Our quarterly revenue and operating results are unpredictable and may fluctuate significantly from quarter to quarter, which could adversely affect our business, results of operations and the trading price of our common stock.

Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Material factors that may affect our revenue and operating results include longer-than-anticipated time for approvals to operate in new facilities and/or states, ramp-up costs for new facilities with subsequent delays in state approvals, and other risks as discussed in this section. Consequently, our quarterly operating results may be difficult to predict, even in the short term, and a delay in an anticipated approval to commence operations at a location past the end of a particular quarter may negatively impact our results of operations for that quarter, or in some cases, that year. Therefore, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could also occur even if we meet our publicly stated revenue and/or earnings guidance.

As a cannabis business, the IRS takes the view that we are subject to certain tax deduction limitations that may have a material adverse effect on our business, financial condition and results of operations.

Under Section 280E of the Code, "no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by Federal law or the law of any state in which such trade or business is conducted." The IRS has interpreted this provision to apply to cannabis operations, prohibiting cannabis operators such as us, from deducting expenses directly associated with cannabis businesses. Section 280E and related IRS enforcement activity has had a significant impact on the operations of cannabis companies. As a result, an otherwise profitable business may, in fact, operate at a loss, after taking into account its United States income tax expenses. The Company has taken a position that it may deduct certain ordinary and necessary business expenses and that the deductibility of such expenses is not limited to the application of Section 280E of the Code.

The IRS has asserted against various state-legal cannabis businesses in the U.S that Section 280E applies to limit deductions for such businesses. Although the IRS has clarified its position by allowing the deduction of certain expenses, the IRS has interpreted this allowance very narrowly, deeming substantial other customary operating and general administrative costs as non-deductible. While there are currently several pending cases before various administrative and federal courts challenging the applicability of Section 280E, there is no guarantee that these administrative and/or federal courts will issue an interpretation of Section 280E that aligns with our position or that is otherwise favorable to the cannabis industry.

The IRS's interpretations of Section 280E of the Code substantially limits our ability to deduct certain expenses from our federal taxable income for U.S. tax purposes.

If the IRS determined, and courts upheld that Section 280E does apply to restrict our deduction of business expenses, our U.S. federal taxable income would likely exceed our actual profits, and the IRS would likely continue to apply Section 280E to us indefinitely. This result may change if cannabis is rescheduled as a Schedule III substance under the CSA or if federal legislation affects Section 280E. In 2025, President Trump issued an executive order directing the Department of Justice to "take all necessary steps to complete the rulemaking process related to rescheduling marijuana to Schedule III of the CSA in the most expeditious manner in accordance with Federal law, including 21 U.S.C. 811." We cannot predict whether such rescheduling or federal legislation will occur within a given timeframe or at all, and thus cannot predict the future applicability or effect of Section 280E on our business operations and financial position.

The Company may face enforcement actions by tax authorities if there are disagreements over the deductibility of operating expenses, particularly in areas subject to complex or evolving regulations. If we fail in our challenge of the validity of existing federal tax liens, or are unable to negotiate acceptable payment terms, our liquidity and business operations could be adversely affected.

In June 2025 and December 2025, the Internal Revenue Service ("IRS") filed liens against MariMed and FSC, its subsidiary, for approximately $6 million and $1.3 million, respectively, in connection with federal income taxes the IRS alleges are due from past periods. We have filed a Collection Due Process ("CDP") Hearing Request with respect to each lien, challenging the IRS's enforcement of the assessed federal income tax liability, and we shall be seeking to reduce the liability to the extent possible, and/or negotiate a collection alternative. We are currently working our way through the administrative process and, if necessary, intend to initiate Tax Court litigation. Pending final resolution of this CDP Hearing, with limited exceptions, while the matter is in dispute, the IRS is prohibited from enforcing its administrative levy rights. Although the liability is fully accrued in the accompanying consolidated financial statements, if we fail to prevail in challenging the alleged liabilities and/or are unable to negotiate acceptable payment terms or other collection alternatives, our liquidity and business operations could be adversely affected.

Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.

We believe that the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of medical marijuana distributed to those consumers. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media, and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research or publicity will be favorable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that perceived as less favorable than, or that question, earlier research reports, findings, or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

We face inherent risks of product liability claims if anyone is harmed by the use of our products.

Our products are designed to be ingested by humans and are produced for sale directly to end consumers. As a result, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products are alleged to cause or have caused any significant loss or injury. In addition, the production and sale of our products involve risk of injury to end users due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human or animal consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products cause injury or illness, include inadequate instructions for use, or include inadequate warnings concerning possible side effects or interactions with other substances. While we have product liability insurance coverage and works with third party providers to ensure they do as well, a product liability claim or regulatory action against us, whether or not successful, could result in materially increases costs, adversely affect our reputation with our clients and consumers generally, and/or exceed our insurance coverage. Any of these scenarios could have a material adverse effect on our business and operational results.

Product recalls could result in a material and adverse impact on our business, financial condition, and results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety, and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant number of sales and we may not be able to replace those sales at an acceptable margin or at all. Additionally, a product recall may require significant management attention. Although we comply with all state mandated requirements for the testing of our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Moreover, if one of our top brands was subject to a recall, the image of such brand and that of our company generally could be harmed. Any recall could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Product recalls may also lead to increased scrutiny of our operations by regulatory agencies, which would then require further management attention and potential legal fees and other expenses.

We are subject to risks related to growing an agricultural product.

Our business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as loss due to infestation by insects, plant diseases, or similar agricultural risks. While all of our cannabis plants are grown indoors, there can be no assurance that natural elements will not have a material adverse effect on our future production.

Our business is subject to compliance with environmental regulations, which can be onerous and costly.

Our operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation, and also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for affected companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations.

In the event we require additional financing and access to capital, the covenants and restrictions in our existing debt agreement may limit our options.

Our ability to raise additional capital and finance our expansion plan will be subject to contractual restrictions in instruments governing our indebtedness, including our Needham Bank credit facility. The contractual restrictions in the instrument governing such loan include restrictive covenants that limit our discretion with respect to certain business matters. These covenants place restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions, or to make certain other payments, and to sell or otherwise dispose of certain assets. A failure to comply with such obligations could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness. These restrictions could impair our ability to obtain additional financing for working capital, capital expenditures, or acquisitions; and all or part of our cash flow from operations may be dedicated to the payment of the principal of, and interest on, our indebtedness, thereby reducing funds available for operations. These factors may adversely affect our cash flow. If we are unable to satisfy our debt obligations due to insufficient cash flow or if we cannot refinance our indebtedness on commercially reasonable terms or at all, then our business, results of operations, and financial condition could be materially adversely affected.

Anti-Money Laundering Laws in the United States may limit access to funds from banks and other financial institutions.

In February 2014, the Financial Crimes Enforcement Network, or "FinCEN," bureau of the United States Treasury Department issued guidance, which is not law, with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. While the guidance advised prosecutors not to focus their enforcement efforts on banks or other financial institutions that serve marijuana-related businesses, so long as they meet certain conditions, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the United States Department of Justice, or the "DOJ," FinCEN, or other federal regulators. As a result of this guidance and the fact that such guidance may be amended or revoked at any time, most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses. Additionally, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. Accordingly, we may have only limited access to banking or other financial services in the United States and may have to rely solely upon state-chartered banks. If we are unable or limited in our ability to open or maintain bank accounts, obtain other banking services, or accept credit card and debit card payments, it may be difficult for us to operate and conduct our business as planned. While we are actively pursuing alternatives that ensure our operations will continue to be compliant with the FinCEN guidance, including requirements related to disclosures about cash management and United States federal tax reporting, we may not be able to meet all applicable requirements.

Failure to hire and retain key personnel, or the loss of any of our executive officers, could negatively impact our ability to meet our business objectives and impair our future growth.

Our business depends upon highly skilled technical, managerial, sales and marketing and customer support personnel with industry expertise. Qualified individuals within the cannabis industry are in high demand and we may incur significant costs to attract and retain qualified managerial personnel, or be unable to attract or retain personnel necessary to operate or expand our business. The loss of the services of existing personnel or our failure to recruit additional key managerial personnel in a timely manner, or at all, could have a material adverse effect on our business and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenue. Any inability to attract and retain qualified management and other key personnel could have a material adverse effect on the Company's ability to grow its business and operations.

Our future success also depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our executive officers or key employees could delay the development and introduction of, and negatively impact our ability to sell, our products and achieve our business objectives.

Our business is subject to potential risks related to, and arising from, acquiring or merging with companies or technologies.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the cannabis industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may not realize the expected benefits from completed acquisitions.

The risks we face in connection with acquisitions include:

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;
- coordination of research and development and sales and marketing functions;
- retention of employees from the acquired company;
- cultural challenges associated with integrating employees from the acquired company into our organization;
- integration of the acquired company's accounting, management information, human resources, and other administrative systems;
- the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

- potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;
- liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and
- litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with any future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition.

Cybersecurity Risks

We employ information including operational technology systems to support our business and to collect, store, and/or use proprietary and confidential information. Security and data breaches, cyberattacks, and other cybersecurity incidents involving our information technology systems, networks and infrastructure could disrupt or interfere with our operations; result in the compromise and misappropriation of proprietary and confidential information belonging to us, our customers, suppliers, or employees; and expose us to numerous expenses, liabilities, and other negative consequences, any or all of which could adversely impact our business, reputation, and results of operations.

In the ordinary course of business, we rely on centralized and local information technology networks and systems, some of which are provided, hosted, or managed by vendors and other third parties, to process, transmit, and store electronic information, and to manage or support various aspects of our business. Additionally, we collect and store certain data, including proprietary business information, and has access to confidential or personal information in certain of our businesses that is subject to privacy and cybersecurity laws, regulations, and other controls. Third parties and threat actors, including organized criminals, nation-state entities, and/or nation-state supported actors, regularly attempt to gain unauthorized access to information and operational technology networks and infrastructure, data, and other information, and many such attempts are becoming increasingly sophisticated. Despite our cybersecurity counter measures (including employee and third-party training, monitoring of networks and systems, patching, maintenance, and backup of systems and data), our information and operational technology systems, networks and infrastructure are still potentially susceptible to cyber-attack, insider threat, compromise, damage, disruption, or shutdown, including as a result of the exploitation of known or unknown hardware or software vulnerabilities, or zero day attacks, in our systems or the systems of our vendors and third-party service providers, the introduction of computer viruses, malware or ransomware, service or cloud provider disruptions or security breaches, phishing attempts, employee error or malfeasance, power outages, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Despite our cybersecurity counter measures, it is possible for security vulnerabilities or a cyberattack to remain undetected for an extended time period, up to and including several months, and the prioritization of decisions with respect to security measures and remediation of known vulnerabilities that we and the vendors and other third parties upon which we rely make may prove inadequate to protect against these attacks. Any cybersecurity incident or information or operational technology network disruption could result in numerous negative consequences, including the risk of legal claims or proceedings, investigations or enforcement actions by regulators; liabilities or penalties under applicable laws and regulations, including privacy laws and regulations in the United States interference with the our operations; the incurrence of remediation costs; loss of intellectual property protection; the loss of customer, supplier, or employee relationships; and damage to our reputation, any of which could adversely affect the our business.

The occurrence of cybersecurity incidents, or a deficiency in our cybersecurity or in those of any of our third-party service providers, could negatively impact our business by causing a financial loss, significant disruption to our operations, a compromise or corruption of our confidential information or damage to our business relationships or reputation, all of which could negatively impact our business, financial condition and results of operations.

In September 2023, we experienced a cybersecurity incident resulting from a fraudulent email sent to our finance department which resulted in our initiating a $0.7 million electronic payment to a fraudulent bank account. As a result of this incident, we immediately launched an internal investigation, and engaged a cybersecurity consultant to fully assess the incident and recommend remediation measures, which have been implemented.

As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any security vulnerabilities. While we have implemented the remediation measures recommended by our cybersecurity consultant, such measures may not prevent all such events in the future. We will continually assess cybersecurity threats and make investments to increase internal protection, detection, and response capabilities to address this risk. To date, we have not experienced any material impact to the business or operations resulting from cybersecurity attacks, including the incident mentioned above. However, because of the frequently changing attack techniques, along with the increasing volume and sophistication of the attacks, there is the potential for us to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm as well as financial losses and costs, all of which could negatively impact our business, financial condition and results of operations.

Although we maintain insurance coverage for certain cybersecurity risks, there can be no guarantee that all costs, damages, expenses or losses incurred will be fully insured.

While we maintain insurance policies that may cover certain liabilities in connection with a cybersecurity incident, we cannot be certain that our insurance coverage will be adequate for cyber security related liabilities actually incurred, that insurance will be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any present or future cyber claim. The incurrence of material damages as a result of a cyber incident or the successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Risks Related to Our Common Stock

The market for our common stock may be limited for holders of our securities who live in the United States.

Given the heightened risk profile associated with cannabis in the United States, capital market participants may be unwilling to assist with the settlement of trades for United States resident securityholders of companies with operations in the United States cannabis industry, which may prohibit or significantly impair the ability of securityholders in the United States to trade our securities. In the event residents of the United States are unable to settle trades of our securities, this may affect the pricing of such securities in the market, the transparency and availability of trading prices and the liquidity of these securities.

Possible issuances of our capital stock would cause dilution to our existing stockholders.

At December 31, 2025 we had 396.9 million shares of common stock outstanding and are authorized to issue up to 700 million shares. Therefore, we are still authorized to issue a substantial number of additional shares of common stock without obtaining shareholder approval. In addition, as of February 24, 2026, there were 26,900,000 shares of an amended and restated class of Series B Convertible Preferred Stock outstanding (which convert on a one-for-one basis into shares of our common stock). Our Board of Directors is authorized to issue up to a total of 50 million shares of preferred stock (including the previously issued shares) with terms it designates without any further shareholder approval. In the event we elect to issue additional shares of common stock in connection with any financing, acquisition or otherwise or issue additional shares of preferred stock, current stockholders could find their holdings substantially diluted, which means they would own a smaller percentage of our company.

The exercise or conversion of outstanding warrants and options into common stock will dilute the percentage ownership of our other stockholders. Additionally, the sale of such common stock or other common stock in the open market could adversely affect the market price of our common stock.

As of December 31, 2025, there were potentially dilutive securities convertible into shares of common stock comprised of stock options exercisable for up to 19,155,921 shares of common stock; warrants exercisable for up to 21,548,936 shares of common stock; shares of Series B preferred stock convertible for up to 4,908,333 shares of common stock (the "Series B Preferred Stock"); and restricted stock units convertible for up to 9,887,289 shares of common stock. In addition, in February 2026, pursuant to the Restructuring and Exchange Agreement (described below), we cancelled the Series B Preferred Stock then outstanding and issued 26,900,000 shares of New Series B Preferred Stock convertible for up to 26,900,000 shares of common stock. Additional convertible securities will likely be granted to our officers, directors, employees, or consultants as part of their compensation and such convertible securities will likely be issued in connection with financings. The exercise of outstanding stock options and warrants and the conversion of our notes and debentures will dilute the percentage ownership of our other stockholders. Sales, or the expectation of sales, of a substantial number of shares of our common stock in the private or public markets could adversely affect the prevailing market price of our common stock.

The market price of our common stock has been historically volatile and could continue to be volatile.

The market price of our common stock could be subject to significant fluctuations. Some of the factors that may cause the market price of the common stock to fluctuate include:

- the public's reaction to our press releases, announcements and filings with regulatory authorities and those of our competitors;
- fluctuations in broader stock market prices and volumes;
- changes in market valuations of similar companies;
- investor perception of us, our prospects or the cannabis industry in general;
- additions or departures of key personnel;
- commencement of, or involvement, in litigation;
- changes in the regulatory landscape applicable to us, any dietary supplements, and/or the cannabis and hemp industries;
- media reports, publications or public statements relating to, or public perceptions of, the regulatory landscape applicable to us, the cannabis and/or the hemp industries, whether accurate or not;
- announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;
- variations in our quarterly results of operations or cash flows or those of other comparable companies;
- revenue and operating results failing to meet the expectations of securities analysts or investors in a particular period;
- changes in our pricing policies or the pricing policies of our competitors;
- future issuances and sales of our common stock;
- sales of our common stock by members of our Board of Directors or members of our management team;
- third party disclosure of significant short positions;
- demand for and trading volume of our common stock;
- changes in securities analysts' recommendations and their estimates of our financial performance;
- short-term fluctuation in stock price caused by changes in general conditions in the domestic and worldwide economies or financial markets; and
- the other risks and risk factors described in this section or other sections of this Annual Report on Form 10-K.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

In addition, broad market and industry factors may harm the market price of our common stock. Accordingly, the price of the common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our common stock, regardless of our operating performance. In the past, following a significant decline in the market price of a company's securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, it could incur substantial costs and significant efforts of our management could be diverted, which in turn could harm our business, operating results and financial condition.

We are an "emerging growth company" and will be able to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earliest of (a) December 31, 2026, (b) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (c) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding fiscal year period. We expect to take advantage of these reporting exemptions described above until we are no longer an emerging growth company. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find that our common stock is less attractive as a result of any choices to reduce future disclosures, there may be a less active trading market for our common stock and the price of our stock may be more volatile.

If we fail to comply with the continued listing standards of the OTCQX tier of the OTC Markets Group, our common stock could be removed from the OTCQX marketplace. Any such removal could materially and adversely impact the market value and liquidity of our common stock.

The continued listing of our common stock on the OTCQX is contingent on our compliance with the continued listing standards of the OTCQX. To maintain our listing, (i) our common stock must maintain a minimum bid price of $0.10 per share as of the close of business for at least one of every 30 consecutive calendar days; (ii) we must maintain current and adequate public disclosure; (iii) we must adhere to certain corporate governance standards, including having a board of directors that includes at least two independent directors and maintain an Audit Committee, a majority of the members of which are independent directors; (iv) we must continue to meet certain financial metrics, including a market capitalization of at least $5 million for at least one of every 30 consecutive calendar days; and (v) our common stock must be quoted by a minimum of two (2) market makers. There is no assurance that we will remain in compliance with these standards.

If we are unable to maintain compliance within the applicable period, the OTC Markets Group may remove our common stock from the OTCQX and downgrade us to a lower-tier market, such as the OTCQB or Pink Open Market. Such a downgrade could likely impair our ability to raise additional financing, reduce the visibility and liquidity of our stock, and limit our access to institutional investors and business opportunities. In addition, delisting could adversely affect our strategic flexibility and result in reduced analyst coverage, and impact employee morale and recruitment.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

We are subject to various SEC reporting and other regulatory requirements. We have incurred, and will continue to incur, expenses and, to a lesser extent, diversion of management of our management's time in our effects to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or the subsequent testing by our independent registered public accounting firm when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company has processes for assessing, identifying, and managing material risks from cybersecurity threats. These processes are integrated into the Company's overall risk management systems, as overseen by the Company's Board of Directors, primarily through its Audit Committee. These processes also include overseeing and identifying risks from cybersecurity threats associated with the use of third-party service providers. The Company conducts security assessments of certain third-party providers before engagement and has established monitoring procedures in its effort to mitigate risks related to data breaches or other security incidents originating from third parties. The Company engaged a third party consulting firm to evaluate and test the Company's risk management systems and to assess and remediate potential cybersecurity incidents as appropriate, which work is ongoing.

Governance

Board of Directors

The Audit Committee of the Company's Board of Directors, with the input of management, oversees the Company's internal controls, including internal controls designed to assess, identify, and manage material risks from cybersecurity threats. The Audit Committee is informed of material risks from cybersecurity threats by the Company's Chief Executive Officer, Chief Financial Officer and Vice President of Information Technology. Updates on cybersecurity matters, including material risks and threats, are provided to the Company's Audit Committee, and the Audit Committee provides updates to the Company's Board of Directors at regular Board meetings. The Vice President of Information Technology also provides updates annually or more frequently as appropriate to the Company's Board of Directors.

Management

Under the oversight of the Audit Committee of the Company's Board of Directors, and as directed by the Company's Chief Executive Officer, the Vice President of Information Technology is primarily responsible for the assessment and management of material cybersecurity risks and establishing and maintaining adequate and effective internal controls covering cybersecurity matters. The Vice President of Information Technology has more than 20 years of experience with information technology and related systems security matters and processes.

The Audit Committee of the Company's Board of Directors, with the assistance of the Company's Chief Financial Officer and Vice President of Information Technology, is responsible for overseeing the establishment and effectiveness of controls and other procedures, including controls and procedures related to the public disclosure of material cybersecurity matters.

During the year ended December 31, 2023, the Company experienced a cybersecurity incident that resulted in a $0.7 million loss as a result of a term loan payment being initiated in error to an account provided in a fraudulent email the Company received. As a result of this incident, with the assistance of an outside independent consultant, the Company reviewed and strengthened its procedures in and around the approval of wire transfers of funds and believes that these enhanced procedures will protect the Company against the reoccurrence of such incidences in future periods.

As of the date of this report, other than the foregoing, the Company is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition and that are required to be reported in this report. For further discussion of the risks associated with cybersecurity incidents, see the cybersecurity risk factors in Item 1A. Risk Factors in this report.

Item 2. Properties

As of December 31, 2025, the Company maintained the following principal facilities:

Massachusetts

Beverly
The Company operates a dispensary in Beverly in a retail space under a lease that expires in July 2026, with options to extend the term for three additional five-year periods through 2041.

New Bedford
The Company owns an industrial property, of which the Company has developed approximately half into a cannabis cultivation and processing facility in which it conducts wholesale operations. The remaining portion of the property was rented to a non-cannabis manufacturing company through November 2023. The Company intends to expand its cannabis wholesale operations to include the entire property. The mortgage on this property and the Middleborough, Massachusetts property described below was previously held by Bank of New England; however, in November 2023, the Company repaid this mortgage and refinanced both properties in connection with a new Construction to Permanent Commercial Real Estate Mortgage Loan with Needham Bank (the "CREM Loan"). As a result, the mortgage on the New Bedford and Middleborough properties is now held by Needham Bank, and matures in 2033.

Norwood

The Company leases its corporate headquarters under a lease that expires in 2028 and which includes a five-year extension option.

Middleborough

The Company owns and operates a retail and warehouse building located in a high-traffic area. A portion of the building houses the Company's flagship Massachusetts retail dispensary, with the remaining square footage used as a warehouse. The mortgage on this property and the New Bedford, Massachusetts property described above was previously held by Bank of New England; however, in November 2023, the Company repaid this mortgage and refinanced both properties in connection with the CREM Loan. As a result, the mortgage on the New Bedford and Middleborough properties is now held by Needham Bank, and matures in 2033.

Quincy

The Company leases a building that houses both a dispensary and a cultivation facility under a lease that expires in 2038.

Delaware

Lewes

The Company leases retail space located in a multi-use building under a lease that expires in 2027 in which in operates a dispensary.

Milford

The Company leases a warehouse, 60% of which it developed into a cultivation facility, with plans to develop the remaining square footage into a processing facility. The lease term expires in March 2030, with an option to extend the term for three additional five-year periods.

Wilmington

The Company owns a cannabis cultivation, processing, and dispensary facility located in a business park. The property is secured under a mortgage with the Bank of New England that matures in 2031.

Illinois

Anna

The Company owns and operates a free-standing cannabis dispensary in a building that is secured under a mortgage with DuQuoin State Bank that matures in May 2045 (the "DSQ Mortgage").

Casey

The Company owns and operates a free-standing cannabis dispensary.

Harrisburg

The Company owns and operates a free-standing cannabis dispensary, also secured under the DSQ Mortgage.

Metropolis

The Company owns and operates a free-standing cannabis dispensary, secured under a mortgage with DuQuoin State Bank that matures in 2041.

Mt. Vernon

The Company owns and operates a grow and production facility. The premises are secured under a mortgage with DuQuoin State Bank that matures in 2042.

The Company also owns and operates a free-standing cannabis dispensary, secured under a mortgage with DuQuoin State Bank that matures in 2041.

Maryland

Annapolis

The Company owns a free standing industrial building in which it operates a cannabis dispensary.

Hagerstown

The Company owns a manufacturing facility that it has developed into and in which it operates a cannabis cultivation and production facility.

Upper Marlboro

The Company operates a cannabis dispensary in a space that it rents on a month-to-month basis.

Ohio

Tiffin

The Company operates a dispensary in Tiffin under a lease that expires in 2033.

Item 3. Legal Proceedings

There has been no material change to the status of the Company's previously reported legal proceedings.

From time to time, the Company may become involved in litigation or regulatory proceedings in the ordinary course of its business, including litigation or regulatory proceedings that could become more material to the Company's business. The cannabis industry is highly regulated, and many aspects of the Company's business involve substantial risk of liability. Further, in past years, there has been an increasing incidence of litigation involving the cannabis industry including class action suits that generally seek substantial damages, and in some cases, punitive damages. Compliance problems that are reported to federal/state regulatory authorities, by dissatisfied customers are often investigated by such regulatory bodies, and, if pursued by a regulatory body or customer, may rise to the level of litigation or disciplinary action.

Further, as a significant employer of full- and part-time employees, from time to time in the ordinary course of business, the Company faces claims and threatened claims from former employees alleging wrongful termination and other similar alleged wrongdoing, which the Company disputes and which are not material.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock currently trades on both the OTCQX market and on the Canadian Securities Exchange under the MRMD ticker symbol. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Stockholders

At March 10, 2026, we had approximately 994 stockholders of record.

Dividends

We have never declared or paid a dividend on its common stock, and we do not anticipate paying cash or other dividends in the foreseeable future.

Recent Sales of Unregistered Securities

During the three months ended December 31, 2025, we did not issue any unregistered securities.

Item 6. Reserved

[Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

When used in this Annual Report on Form 10-K and in future filings by the Company with the SEC, words or phrases such as "anticipate," "believe," "could," "would," "should," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward looking statements, each of which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company has no obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. These factors include, but are not limited to, changes that may occur to general economic and business conditions; changes in current pricing levels that the Company can charge for its services and products or which it pays to its suppliers and business partners; changes in political, social and economic conditions in the jurisdictions in which the Company operates; changes to regulations that pertain to its operations; changes in technology that render the Company's technology relatively inferior, obsolete or more expensive compared to others; changes in the business prospects of the Company's business partners and customers; increased competition, including from the Company's business partners; and enforcement of United States federal cannabis-related laws.

The following discussion should be read in conjunction with the financial statements and related notes which are included in this Annual Report on Form 10-K under Item 8.

The Company does not undertake to update its forward-looking statements or risk factors to reflect future events or circumstances, unless required by law.

Overview

We are a multi-state cannabis operator in the United States, headquartered in Norwood, Massachusetts, dedicated to improving lives every day through our high-quality products, our actions, and our values. We develop, own and manage seed to sale state-licensed, state-of-the-art, regulatory-compliant facilities for the cultivation, production and dispensing of medicinal and adult-use cannabis. We have created and continue to develop our own brands of premium cannabis flower, concentrates, edibles and other precision-dosed products utilizing our proprietary strains and formulations. We also license our proprietary brands, along with other top cannabis products, in select domestic markets, although licensing revenues are not material to our overall results of operations. Cannabis remains illegal under United States federal law. Our operations are conducted in compliance with applicable state and local laws and regulations in the jurisdictions in which we operate.

We completed the acquisition of First State Compassion Center ("FSC"), the leading cannabis operator in Delaware, effective March 1, 2025 (the "FSC Acquisition Date"). Prior to its acquisition (the "FSC Acquisition"), FSC had been our managed services client. The financial results of FSC are included in our consolidated financial statements for the periods subsequent to the FSC Acquisition Date.

We completed two acquisitions in the year ended December 31, 2024, which we accounted for as asset purchases. On April 9, 2024, we acquired 100% of the membership interests of Allgreens Dispensary, LLC ("Allgreens"), which held a conditional adult-use cannabis dispensary license in Illinois. On April 5, 2024, we acquired 100% of the membership interests of Our Community Wellness & Compassionate Care Center, Inc. ("MedLeaf"), which held a retail dispensary license in Maryland. The MedLeaf dispensary had ceased operations since July 1, 2023, but we reopened it on August 19, 2024, upon receiving regulatory approval to commence adult use retail sales.

We continue to focus on executing our strategic growth plan, with priority on activities that include the following:

- Increasing our product brand revenue by:

    ◦ strengthening our cultivation and processing capabilities to ensure a reliable, high-quality supply of raw materials that will enhance product consistency, quality, and innovation;

    ◦ developing and launching innovative new products that align with consumer preferences and demand;

    ◦ offering new effects and formulations that differentiate our existing brands;

    ◦ broadening our distribution network in existing markets to maximize our reach and brand visibility; and

    ◦ expanding our distribution into new markets through new license applications, acquisitions of existing cannabis businesses, and/or identification of qualified licensing partners.

- Increasing retail store revenue by:

    ◦ driving additional and higher average transactions in our existing stores through an outstanding customer experience that prioritizes our product selection and the ease of the shopping experience; and

    ◦ expanding our dispensary footprint in current markets where regulations allow and into new markets through new license applications and/or acquisitions of existing cannabis businesses.

On July 30, 2025, we entered into a Management Services Agreement ("MSA") with Standard Farms, LLC ("Standard Farms"), a wholly-owned subsidiary of TILT Holdings Inc. ("TILT"). Under the terms of the MSA, which became effective on September 1, 2025, we assumed the day-to-day management of TILT's Standard Farms cultivation and processing facility in White Haven, Pennsylvania. These management services include oversight of Standard Farms' budgeting, financial planning, compliance with applicable laws and quality management. In addition, pursuant to a licensing arrangement with us, upon regulatory approval, Standard Farms intends to produce and distribute our brands in Pennsylvania.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. If actual results differ significantly from management's estimates and projections, there could be a material effect on our consolidated financial statements. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment: accounts receivable; valuation of inventory; estimated useful lives and depreciation and amortization of property and equipment and intangible assets; accounting for acquisitions and business combinations; loss contingencies and reserves; stock-based compensation; and accounting for income taxes.

Accounts Receivable

We provide credit to our clients in the form of payment terms. We limit our credit risk by performing credit evaluations of our clients and maintaining a reserve, as applicable, for potential credit losses. Such evaluations are judgmental in nature and include a review of each client's outstanding balances with consideration toward such client's historical collection experience, as well as prevailing economic and market conditions and other factors. Accordingly, the actual amounts collected could differ from expected amounts and require that we record additional reserves.

Inventory

Our inventory is valued at the lower of cost or market, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price, what we expect to realize by selling the inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts, and net realizable value. These estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of any changes in inventory reserves is reflected in cost of goods sold.

Estimated Useful Lives and Depreciation and Amortization of Property, Equipment, and Intangible Assets

Depreciation and amortization of property, equipment, and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Business Combinations and Asset Purchases

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on how we record the transaction.

We allocate the purchase price of acquired assets and companies to identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net amount of the acquisition date fair values of the assets acquired and the liabilities assumed and represents the expected future economic benefits from other assets acquired in the acquisition or business combination that are not individually identified and separately recognized. Significant judgments and assumptions are required in determining the fair value of assets acquired and liabilities assumed, particularly acquired intangible assets, which are principally based upon estimates of the future performance and cash flows expected from the acquired asset or business and applied discount rates. While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates and assumptions are inherently uncertain and subject to refinement. If different assumptions are used, it could materially impact the purchase price allocation and our financial position and results of operations. Any adjustments to assets acquired or liabilities assumed subsequent to the purchase price allocation period are included in operating results in the period in which the adjustments are determined. Intangible assets typically are comprised of trademarks and trade names, licenses and customer relationships, and non-compete agreements.

Loss Contingencies and Reserves

We are subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities, and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such amounts should be adjusted and we record changes in estimates in the period they become known. We are subject to legal claims from time to time. We reserve for legal contingencies and legal fees when the amounts are probable and estimable.

Stock-Based Compensation

Our stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which is generally the vesting period. We use the Black-Scholes valuation model for estimating the fair value of stock options as of the date of grant. Determining the fair value of stock option awards at the grant date requires judgment regarding certain valuation assumptions, including the volatility of our stock price, expected term of the stock option, risk-free interest rate and expected dividends. Changes in such assumptions and estimates could result in different fair values and could therefore impact our earnings. Such changes, however, would not impact our cash flows.

Income Taxes

We use the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recorded for the future tax consequences of differences between the tax basis and financial reporting basis of assets and liabilities, measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent our management concludes that it is more likely than not that the assets will not be realized. To assess the recoverability of any tax assets recorded on the balance sheet, we consider all available positive and negative evidence, including our past operating results, the existence of cumulative income in the most recent years, changes in the business in which we operate and our forecast of future taxable income. In determining future taxable income, we make assumptions, including the amount of state and federal pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage our businesses.

Customer Loyalty Program

We have a customer loyalty program (the "Loyalty Program") under which customers who participate in the Loyalty Program earn points based on qualifying purchases that can be redeemed for discounts on future purchases. A portion of the transaction price is allocated to the loyalty points based on their relative standalone selling price, and revenue is deferred until the points are redeemed or expire.

Results of Operations

Years ended December 31, 2025 and 2024

Revenue

Our main sources of revenue are comprised of the following:

- *Product sales (retail and wholesale)* - direct sales of cannabis and cannabis-infused products primarily by our retail dispensaries and wholesale operations in multiple states. We recognize this revenue when products are delivered to unrelated parties or at our retail points-of-sale.

- *Other revenue* - comprised of real estate rental income from our cannabis-licensed client, supply procurement fees from facilitating purchases of resources, supplies and equipment for our cannabis-licensed client and third parties, management fees for providing our cannabis-licensed clients with comprehensive oversight of their operations, and licensing fees from the licensing of our branded products to wholesalers and regulated dispensaries.

We recognize revenue in amounts that represent the consideration that we expect to receive in exchange for goods or services provided to customers as follows:

- Identify the contract(s) with a customer;
- Identify the performance obligations in the contract(s);
- Determine the transaction price;
- Allocate the transaction price to the performance obligations in the contract(s); and

- Recognize revenue as the performance obligation is satisfied.

Additionally, when another party is involved in providing goods or services to our clients, a determination is made as to who - us or the other party - is acting in the capacity as the principal in the sale transaction, and who is the agent arranging for goods or services to be provided by the other party.

We are typically considered the principal if we control the specified good or service before such good or service is transferred to our client, and typically considered the agent if we do not exert such control. We may also be deemed to be the principal even if we engage another party (an agent) to satisfy some of the performance obligations on our behalf, provided we (i) take on certain responsibilities, obligations and risks, (ii) possess certain abilities and discretion, or (iii) fulfill other relevant indicators of the sale. If deemed an agent, we do not recognize revenue for the performance obligations we do not satisfy.

Our revenue for the years ended December 31, 2025 and 2024 was comprised of the following (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2025	2024	$	%
Product sales - retail	$ 89,024	$ 91,275	$ (2,251)	(2.5)%
Product sales - wholesale	69,579	62,895	6,684	10.6 %
Other revenue	1,223	3,539	(2,316)	(65.4)%
Total revenue	$ 159,826	$ 157,709	$ 2,117	1.3 %

Our total revenue increased $2.1 million, or 1.3%, in the year ended December 31, 2025 ("2025") compared to the year ended December 31, 2024 ("2024"). This increase was attributable to higher product revenue, partially offset by lower other revenue.

Our total product revenue in 2025 increased $4.4 million, or 2.9%, comprised of $6.7 million of higher wholesale revenue that was partially offset by $2.3 million of lower retail revenue. The increase in wholesale revenue was primarily attributable to higher wholesale revenue in Illinois and Maryland, coupled with the inclusion of wholesale revenue in Delaware in 2025 for the period subsequent to the FSC Acquisition Date. The decrease in retail revenue in 2025 was primarily attributable to lower sales in our Illinois dispensaries, partially offset by the inclusion of FSC retail revenue for the period subsequent to the FSC Acquisition Date.

The decrease in our other revenue was primarily attributable to the cessation of revenue recognition from management fees, rental income and other components of other income, effective as of the FSC Acquisition Date.

Cost of Revenue, Gross Profit and Gross Margin

Our cost of revenue represents the direct costs associated with revenue generation, including licensing, packaging, supply procurement, manufacturing, supplies, depreciation, amortization of acquired intangible assets, and other product-related costs.

Our cost of revenue, gross profit and gross margin for 2025 and 2024 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2025	2024	$	%
Cost of revenue	$ 101,945	$ 95,096	$ 6,849	7.2 %
Gross profit	$ 57,881	$ 62,613	$ (4,732)	(7.6)%
Gross margin	36.2 %	39.7 %		

Our cost of revenue increased in 2025 compared to 2024, primarily attributable to higher employee-related costs and facilities and related expenses. These increases were primarily due to our increased headcount in connection with our recent acquisitions and expanded footprint. Our cost of revenue included $5.6 million and $3.7 million of revaluation expense in 2025 and 2024, respectively. The revaluation expense related to the redefinition of our standard cost assumptions to better align with our actual production and procurement trends.

Operating Expenses

Our operating expenses are comprised of personnel, marketing and promotion, general and administrative, acquisition-related and other, and bad debt expenses. Our operating expenses for 2025 and 2024 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2025	**2024**	**$**	**%**
Personnel	$ 28,515	$ 27,059	$ 1,456	5.4 %
Marketing and promotion	3,976	6,712	(2,736)	(40.8)%
General and administrative	26,142	25,618	524	2.0 %
Acquisition-related and other	486	951	(465)	(48.9)%
Bad debt expense (income)	1,582	(336)	1,918	570.8%
Total operating expenses	$ 60,701	$ 60,004	$ 697	1.2 %

The increase in personnel expenses in 2025 compared to 2024 was primarily related to increased headcount in connection with our acquisitions and expanded presence, coupled with increases in certain employee benefit expenses. These increases were partially offset by cost reductions related to the strategic elimination and consolidation of certain positions. Personnel costs increased to approximately 18% of revenue in 2025, compared to approximately 17% of revenue in 2024.

The decrease in our marketing and promotion expenses in 2025 compared to 2024 was primarily attributable to our planned reductions to these expenditures; however, we continue to focus on judicious marketing initiatives that expand the branding and distribution of our licensed products. Marketing and promotion expenses were 2.5% of revenue in 2025, compared to approximately 4% of revenue in 2024.

The increase in our general and administrative expenses in 2025 compared to 2024 was primarily attributable to higher facilities, stock-based compensation and insurance expenses. These increases were largely offset by decreases in certain other general and administrative expenses, such as depreciation, professional fees, and travel and entertainment. General and administrative expenses were approximately 16% of revenue in each of 2025 and 2024.

Acquisition-related and other expenses include those expenses related to acquisitive activities and other significant transactions that we would otherwise not have incurred, and include professional and services fees, such as legal, audit, consulting and other fees. Our acquisition-related and other expense in 2025 primarily related to the FSC Acquisition and other acquisitive activities. Our acquisition-related and other expense in 2024 primarily related to the acquisitions of MedLeaf and Allgreens, coupled with non-cash expense for warrants to purchase our common stock issued to an entity in consideration for introductory and other services rendered in connection with certain funding and acquisitive transactions.

We recorded $1.6 million of bad debt expense in 2025 and $0.3 million of credits to bad debt expense in 2024. The 2025 amount included $1.5 million of expense to fully reserve amounts due from two credit card service providers (the "Service Provider Receivables"). Of the $1.5 million of Service Provider Receivables, $1.3 million and the related reserve were included as components of other assets and $0.2 million and the related reserve were included as components of accounts receivable, net, in the consolidated balance sheet at December 31, 2025. At December 31, 2024, the Service Provider Receivables were included as components of cash, cash equivalents and restricted cash in the consolidated balance sheet.

Overall, the increase in our operating expenses in 2025 compared to 2024 was primarily attributable to our higher bad debt, personnel, and general and administrative expenses, partially offset by lower marketing and promotion, and acquisition-related and other expense.

Interest Expense, Net

Interest expense primarily relates to interest on mortgages and notes payable, as well as the CREM Loan (described below). Interest income primarily relates to our notes receivable.

Our net interest expense increased by $0.5 million in 2025 compared to 2024. This increase was primarily due to the interest on additional finance leases and the refinancing of one of our mortgages.

Other Expense, Net

We recorded net other expense of $0.7 million in 2025, comprised of the $0.8 million loss on our exit from Missouri operations and $0.1 million of net other income. We recorded net other expense of approximately $50,000 in 2024, primarily related to changes in the fair value of investments.

Income Tax Provision

We recorded income tax provisions of $3.6 million and $8.2 million in 2025 and 2024, respectively. We are subject to income taxes in the jurisdictions in which we operate, and consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As we operate in the federally illegal cannabis industry, we are subject to the limitations of the U.S. Internal Revenue Code of 1986, as amended ("IRC") Section 280E, under which taxpayers are only allowed to deduct expenses directly related to cost of goods sold of cannabis products. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. As a result, our effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss.

Liquidity and Capital Resources

We had cash, cash equivalents and restricted cash of $8.9 million and $7.3 million at December 31, 2025 and 2024, respectively. In addition to the discussions below of our cash flows from operating, investing, and financing activities, please also see our discussion of non-GAAP Adjusted EBITDA in the section "Non-GAAP Measurement" below, which discusses an additional financial measure not defined by GAAP, which our management also uses to measure our liquidity.

CREM Loan

On November 16, 2023, Mari Holdings MD LLC, Hartwell Realty Holdings LLC, Kind Therapeutics USA, LLC, ARL Healthcare Inc., and MariMed Advisors, Inc., each a wholly-owned direct or indirect subsidiary of ours (collectively, the "CREM Borrowers") entered into a Loan Agreement (the "CREM Loan Agreement"), by and among the CREM Borrowers and Needham Bank, a Massachusetts co-operative bank (the "CREM Lender") pursuant to which the CREM Lender loaned to the CREM Borrowers an aggregate principal amount of $58.7 million (the "CREM Loan Transaction"). We have fully guaranteed the obligations of the CREM Borrowers under the CREM Loan Transaction and pledged to the CREM Lender our equity ownership in each CREM Borrower. The CREM Lender has a first priority security interest in all of the CREM Borrowers' operating assets in Maryland and Massachusetts and first priority mortgages on the CREM Borrowers' properties owned in Maryland and Massachusetts.

The CREM Loan Transaction is for a term of ten years and has an interest rate for the initial five years of 8.43% per annum. The interest rate will reset after five years to the FHLB Rate (the Classic Advance Rate for Fixed Rate advances for a period of five years for an amount greater than or equal to the loan amount, as such rate is defined and published by the Federal Home Loan Bank of Boston), plus 3.50%. We made interest-only payments for the first twelve months of the term of the loan, with payments thereafter based upon a twenty-year amortization schedule.

The CREM Lender initially released $52.8 million to the CREM Borrowers (the "Initial CREM Distribution"), with the remaining proceeds of $5.9 million placed into in escrow to complete the expansion of our Hagerstown, Maryland cultivation facility (the "Hagerstown Facility"). Any unused proceeds would be released to us after completion of the Hagerstown Facility expansion. We used $46.8 million of the Initial CREM Distribution to fully repay certain of our outstanding debt obligations. These payments were comprised of $32.7 million to repay the previous term loan with Chicago Atlantic Admin, LLC, $11.9 million to repay the mortgage with Bank of New England for our New Bedford, MA and Middleborough, MA properties (the "BNE Mortgage"), and $2.2 million to reduce the outstanding balance of the note we issued in connection with the 2023 acquisition of Ermont, Inc. in Quincy, Massachusetts. Concurrent with the repayment of the BNE Mortgage, we refinanced these properties through the CREM Loan and accordingly, effective November 16, 2023, the mortgage on these properties is held by the CREM Lender, which mortgage matures in 2033 and which outstanding amount is included as a component of the CREM Loan amount in our consolidated balance sheets at each of December 31, 2025 and 2024.

The CREM Loan Agreement includes customary representations and warranties and customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to material indebtedness, and events of bankruptcy and insolvency. The CREM Loan Agreement also includes customary negative covenants limiting the CREM Borrowers' ability to incur additional indebtedness and grant liens that are otherwise not permitted, among others. The CREM Loan Agreement also requires the CREM Borrowers to meet certain periodic financial tests. We were in compliance with such periodic financial tests at December 31, 2025.

Effective December 31, 2025, we and the CREM Borrowers entered into a First Amendment to the CREM Loan Agreement (the "Amendment") in connection with a federal tax lien filed against us relating to our 2023 income taxes (the "Tax Lien"), which we are disputing (the "Disputed Taxes"). Pursuant to the Amendment, beginning in January 2026, the CREM Borrowers are required to deposit $100,000 per month into a non-interest-bearing cash collateral reserve account to be held by the CREM Lender until the full amount of the Disputed Taxes is on deposit. The account is pledged as additional collateral under the CREM Loan Agreement and the amounts on deposit are available for payment of the Disputed Taxes. The Amendment also modified the CREM Borrowers' reporting obligations under the CREM Loan Agreement. All other material terms of the CREM Loan Agreement remain in effect.

Cash Flows from Operating Activities

Our primary sources of cash from operating activities are from sales to customers in our dispensaries and to our wholesale customers. We expect cash flows from operating activities to be affected by increases and decreases in sales volumes and timing of collections, and by purchases of inventory and shipment of our products. Our primary uses of cash for operating activities are for personnel costs, purchases of packaging and other materials required for the production and sale of our products, and income taxes.

Our operating activities provided $7.7 million and $6.8 million of cash in 2025 and 2024, respectively. The change in cash from operating activities in 2025 compared to 2024 was primarily attributable to lower marketing and acquisition-related expenses, partially offset by certain higher costs and operating expenses arising from expanding our sales activities, facilities and geographic footprint.

Cash Flows from Investing Activities

Our investing activities used $1.4 million and $17.1 million of cash in 2025 and 2024, respectively.

Our 2025 capital expenditures were $1.2 million and primarily related to building improvements and purchases of machinery and equipment. We used $0.5 million in 2025 to purchase or renew state cannabis licenses and made $50,000 of advances toward future business acquisitions. We received $0.2 million of cash in connection with the FSC Acquisition and $0.1 million of combined proceeds from notes receivable and the disposal of machinery and equipment.

Our 2024 capital expenditures were $12.0 million, and primarily related to the build-out of certain facilities to add cultivation, processing and sales capacity. We used $4.3 million of cash for purchase consideration, comprised of $2.3 million for the acquisition of Allgreens and $2.0 million for the acquisition of MedLeaf. We made advances toward future business acquisitions of $0.1 million and spent $0.7 million to purchase or renew state cannabis licenses.

Cash Flows from Financing Activities

Our financing activities used $4.7 million of cash in 2025 and provided $3.0 million of cash in 2024.

During 2025, we made $6.6 million of aggregate principal payments on our outstanding mortgages, promissory notes and finance leases and approximately $137,000 of distribution payments. We received $2.0 million from the refinancing of the mortgage on one of our facilities in Illinois, of which we used $0.7 million of the proceeds to retire the previous mortgage on the facility, which amount is included in the aggregate principal payments discussed above.

In 2024, we received $5.1 million of additional proceeds from the CREM Loan and $1.2 million of proceeds from the refinancing of our retail facility in Mt. Vernon, Illinois. We made $3.1 million of aggregate principal payments on our outstanding mortgages, promissory notes and finance leases, and approximately $139,000 of distribution payments.

Based on our current expectations, we believe our current cash and future funding opportunities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. The rate at which we consume cash is dependent on the cash needs of our future operations, including our contractual obligations at December 31, 2025. Our contractual obligations at December 31, 2025 were primarily comprised of our outstanding CREM Loan, mortgages and promissory notes, as well as our operating leases. Our CREM Loan, mortgage and promissory note obligations totaled approximately $73 million at December 31, 2025.

Non-GAAP Measurement

In addition to the financial information reflected in this report, which is prepared in accordance with GAAP, we are providing a non-GAAP financial measurement of profitability – *Adjusted EBITDA* – as a supplement to the preceding discussion of our financial results.

Our management defines Adjusted EBITDA as income from operations, determined in accordance with GAAP, excluding the following:

- depreciation and amortization of property and equipment;
- amortization of acquired intangible assets;
- impairments or write-downs of acquired intangible assets;
- inventory revaluation;
- stock-based compensation;
- severance;
- legal settlements; and
- acquisition-related and other.

Our management believes that Adjusted EBITDA is a useful measure to assess our performance and liquidity, as it provides meaningful operating results by excluding the effects of expenses that are not reflective of our operating business performance. In addition, our management uses Adjusted EBITDA to understand and compare operating results across accounting periods, and for financial and operational decision-making. The presentation of Adjusted EBITDA is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with GAAP.

Our management believes that investors and analysts benefit from considering Adjusted EBITDA in assessing our financial results and our ongoing business, as it allows for meaningful comparisons and analysis of trends in the business. Adjusted EBITDA is used by many investors and analysts themselves, along with other metrics, to compare financial results across accounting periods and to those of peer companies.

As there are no standardized methods of calculating non-GAAP measurements, our calculations may differ from those used by analysts, investors, and other companies, even those within the cannabis industry, and therefore they may not be directly comparable to similarly titled measures used by others.

Reconciliation of Income from Operations to Adjusted EBITDA (a Non-GAAP Measurement)

The table below reconciles Income from operations to Adjusted EBITDA for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	**2024**
GAAP (Loss) income from operations	$ (2,820)	$ 2,609
Depreciation and amortization of property and equipment	8,109	7,910
Amortization of acquired intangible assets	3,401	2,948
Inventory revaluation	5,559	3,667
Stock-based compensation	1,860	1,050
Severance	266	211
Acquisition-related and other	486	951
Adjusted EBITDA	$ 16,861	$ 19,346

Subsequent Event

Series B Stock Restructuring and Exchange Agreement

On February 24, 2026, we and the holders of the Series B Preferred Stock entered into a Restructuring and Exchange Agreement (the "Restructuring and Exchange Agreement") to address and restructure the Series B Obligation (as defined below) (the "Loan Restructuring Transaction").

Pursuant to the mandatory conversion provisions of the Series B Preferred Stock, on February 28, 2026, all outstanding shares of Series B Preferred Stock would have automatically converted into 4,908,333 shares of our common stock and we would have been obligated to pay the holders of the Series B Preferred Stock (the "Series B Holders") an amount equal to the difference between the sixty-day VWAP (approximately $0.1018) and $3.00 per share, or approximately $14.2 million (the "Series B Obligation").

Pursuant to the Restructuring and Exchange Agreement, all the outstanding shares of Series B Preferred Stock were cancelled, and the Series B Obligation was extinguished. In exchange therefor, we issued to the Series B Holders (i) two new promissory notes in the aggregate principal amount of $8,000,000, one in the principal amount of $2,000,000, due March 1, 2028, accruing interest at a rate of 8.0% per annum ("Note #1") and the other in the principal amount of $6,000,000, due March 1, 2031, accruing interest at a rate of 10.0% per annum (subject to reduction to 8.0% if Note #1 is paid in full within six (6) months of February 24, 2026) ("Note #2" collectively with Note #1, the "New Notes"), and (ii) 26,900,000 shares of an amended and restated class of Series B Convertible Preferred Stock (the "New Series B Preferred Stock"), having an aggregate liquidation preference of $6,725,000 ($0.25 per share), and the rights, preferences and privileges set forth in the Second Amended and Restated Certificate of Designation filed with the Secretary of State of the State of Delaware on February 26, 2026 (the "Amended Certificate of Designation"). The New Notes are guaranteed by certain of our subsidiaries pursuant to a Subsidiary Guaranty, dated as of February 24, 2026.

The New Series B Preferred Stock is non-voting. However, the affirmative vote or consent of the New Series B Holders voting separately as a class is required for certain acts taken by us, including the amendment or repeal of certain charter provisions, our liquidation or winding up, the creation of stock senior to the New Series B Preferred Stock, and/or other acts as defined in the Amended Certificate of Designation. The New Series B Preferred Stock ranks senior to our common stock with respect to dividend rights and rights on liquidation, winding up and dissolution. We will not declare, pay, or set aside any dividends on shares of any other class or series of our capital stock unless the New Series B Holders first receive, or simultaneously receive, a dividend on each outstanding share of New Series B Preferred Stock in an amount calculated pursuant to the Amended Certificate of Designation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the New Series B Holders will be entitled to be paid out of our assets legally available for distribution to stockholders before any payment is made to the holders of our common stock by reason of their ownership thereof, an amount per share equal to $0.25, plus any dividends declared but unpaid thereon, with any remaining assets distributed on a prorated basis among the New Series B Holders and the holders of our common stock, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to our common stock.

At any time on or prior to the five-year anniversary of the original issuance date of the New Series B Preferred Stock, (i) the New Series B Holders have the option to convert their shares of New Series B Preferred Stock into shares of our common stock on a one-for-one basis, without the payment of additional consideration, and (ii) we have the option to convert all, but not less than all, of the shares of New Series B Preferred Stock into common stock, on a one-for-one basis, if the daily volume weighted average price of common stock (the "VWAP") exceeds $2.00 per share for at least twenty consecutive trading days prior to the date on which we give notice of such conversion to the New Series B Holders and the average daily volume of shares traded is at least 400,000 shares.

On February 25, 2031, the day following the five-year anniversary of the original issuance date of the New Series B Preferred Stock, all outstanding shares of New Series B Preferred Stock will automatically convert into our common stock as follows:

If the sixty-day VWAP is less than or equal to $0.25 per share, we will have the option to:
- convert all shares of New Series B Preferred Stock into shares of common stock at a conversion ratio of 1:1 (26,900,000 shares), subject to adjustment upon the occurrence of certain events, and pay cash to the New Series B Holders equal to the difference between the sixty-day VWAP and $0.25 per share; or
- pay cash to the New Series B Holders equal to $0.25 per share ($6,725,000).

If the sixty-day VWAP is greater than $0.25 per share, we will have the option to:
- convert all shares of New Series B Preferred Stock into shares of common stock at a conversion price per share equal to $0.25 per share divided by the sixty-day VWAP;
- pay cash to the New Series B Holders equal to $0.25 per share ($6,725,000); or
- convert a number of shares of New Series B Preferred Stock, such number at our sole discretion, into shares of our common stock valued at the sixty-day VWAP (the "Conversion Value") and pay cash to the New Series B Holders equal to the difference between $6,725,000 and the Conversion Value (shares issued multiplied by the sixty-day VWAP).

We will at all times when New Series B Preferred Stock is outstanding, reserve and keep available such number of our duly authorized shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of New Series B Preferred Stock.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Inflation

In the opinion of management, inflation has impacted us through increased costs of ingredients, nutrients and packaging. We have negotiated with certain of our suppliers to reduce our costs for future purchases of ingredients, nutrients and packaging, all of which have increased significantly as a result of current economic conditions.

Seasonality

In the opinion of management, our financial condition and results of operations are not materially impacted by seasonal sales.

Recent Accounting Pronouncements

We have reviewed all other recently issued, but not yet effective, accounting pronouncements, and we do not believe the future adoption of any such pronouncements will have a material impact on our financial condition or the results of its operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is a "smaller reporting company" as defined by Regulation S-K and, as such, is not required to provide the information contained in this item pursuant to Regulation S-K.

Item 8. Financial Statements and Supplementary Data


CONTENTS




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of MariMed Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MariMed Inc. (the Company) as of December 31, 2025 and 2024, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue

As discussed in the notes to the financial statements, the Company recognizes revenue upon the transfer of control of promised goods to the customer upon delivery in an amount that reflects the consideration the Company expects to receive in exchange for the products.

Auditing the recognition of revenue involves significant challenge due to the inherent risk of revenue recognition. Related to retail operations, M&K tested a sample of point-of-sale transactions as well as physical cash flows from the retail operations. Related to wholesale operations, M&K tested a sample of METRC reports and tested delivery of products to customers.

To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management's assessment relationship to the relevant agreements and management's disclosure in the financial statements.

/s/ M&K CPAS, PLLC

We have served as the Company's auditor since 2018.
The Woodlands, TX
March 12, 2026

MariMed Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash, cash equivalents and restricted cash	$ 8,884	$ 7,282
Accounts receivable, net	9,114	8,742
Inventory	36,601	33,488
Deferred rents receivable	—	556
Notes receivable, current portion	866	52
Other current assets	3,825	3,389
Total current assets	59,290	53,509
Property and equipment, net	89,385	94,167
Intangible assets, net	17,210	18,639
Goodwill	24,002	15,812
Notes receivable, net of current portion	—	840
Operating lease right-of-use assets	7,723	8,730
Finance lease right-of-use assets	4,024	4,073
Other assets	931	11,219
Total assets	$ 202,565	$ 206,989
Liabilities, mezzanine equity and stockholders' equity		
Current liabilities:		
Mortgages and notes payable, current portion	$ 2,553	$ 5,126
Accounts payable	14,586	13,189
Accrued expenses and other	9,509	4,435
Deferred revenue	1,394	1,329
Income taxes payable	26,981	21,922
Operating lease liabilities, current portion	1,952	1,988
Finance lease liabilities, current portion	2,092	2,018
Total current liabilities	59,067	50,007
Mortgages and notes payable, net of current portion	70,192	69,860
Operating lease liabilities, net of current portion	6,616	7,549
Finance lease liabilities, net of current portion	1,956	1,926
Other liabilities	—	100
Total liabilities	137,831	129,442
Commitments and contingencies		
Mezzanine equity:		
Series B convertible preferred stock, $0.001 par value; 4,908,333 shares authorized, issued and outstanding at December 31, 2025 and 2024	14,725	14,725
Series C convertible preferred stock, $0.001 par value; 12,432,432 shares authorized; zero and 1,155,274 shares issued and outstanding at December 31, 2025 and 2024, respectively	—	4,275
Total mezzanine equity	14,725	19,000

	December 31,	
	2025	**2024**
Stockholders' equity:		
Undesignated preferred stock, $0.001 par value; 32,659,235 shares authorized; zero shares issued and outstanding at December 31, 2025 and 2024	—	—
Common stock, $0.001 par value; 700,000,000 shares authorized; 396,911,368 and 381,476,581 shares issued and outstanding at December 31, 2025 and 2024, respectively	397	381
Additional paid-in capital	179,405	173,366
Accumulated deficit	(127,932)	(113,448)
Noncontrolling interests	(1,861)	(1,752)
Total stockholders' equity	50,009	58,547
Total liabilities, mezzanine equity, and stockholders' equity	$ 202,565	$ 206,989

See accompanying notes to the consolidated financial statements.

MariMed Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

		Year Ended December 31,		
		2025		**2024**
Revenue	$	159,826	$	157,709
Cost of revenue		101,945		95,096
Gross profit		57,881		62,613
Operating expenses:				
Personnel		28,515		27,059
Marketing and promotion		3,976		6,712
General and administrative		26,142		25,618
Acquisition-related and other		486		951
Bad debt expense (income)		1,582		(336)
Total operating expenses		60,701		60,004
(Loss) income from operations		(2,820)		2,609
Interest and other (expense) income:				
Interest expense		(7,502)		(6,944)
Interest income		177		114
Other expense, net		(717)		(50)
Total interest and other expense, net		(8,042)		(6,880)
Loss before income taxes		(10,862)		(4,271)
Provision for income taxes		3,594		8,159
Net loss		(14,456)		(12,430)
Less: Net income attributable to noncontrolling interests		28		37
Net loss attributable to common stockholders	$	(14,484)	$	(12,467)
Net loss per share attributable to common stockholders:				
Basic	$	(0.04)	$	(0.03)
Diluted	$	(0.04)	$	(0.03)
Weighted average common shares outstanding:				
Basic		390,135		379,153
Diluted		390,135		379,153

See accompanying notes to consolidated financial statements.

MariMed Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common stock		Additional paid-in capital	Accumulated deficit	Non-controlling interests	Total stockholders' equity
	Shares	Par Value				
Balances at January 1, 2024	375,126,352	$ 375	$ 171,144	$ (100,981)	$ (1,650)	$ 68,888
Release of shares under stock grants	2,636,750	2	(2)	—	—	—
Shares of newly vested common stock surrendered to the Company to satisfy tax withholding obligations	(249,087)	—	(41)	—	—	(41)
Standalone warrants issue as payment for services	—	—	218	—	—	218
Common stock issued under a licensing and royalty agreement	45,299	—	10	—	—	10
Common stock issued as purchase consideration - business acquisition	3,917,267	4	987	—	—	991
Distributions to noncontrolling interests	—	—	—	—	(139)	(139)
Stock-based compensation	—	—	1,050	—	—	1,050
Net (loss) income	—	—	—	(12,467)	37	(12,430)
Balances at December 31, 2024	381,476,581	$ 381	$ 173,366	$ (113,448)	$ (1,752)	$ 58,547
Release of shares under stock grants	10,432,811	10	(10)	—	—	—
Shares of newly vested common stock surrendered to the Company to satisfy tax withholding obligations	(801,143)	—	(83)	—	—	(83)
Conversion of preferred stock to common stock	5,776,370	6	4,269	—	—	4,275
Common stock issued under a licensing and royalty agreement	26,749	—	3	—	—	3
Distributions to noncontrolling interests	—	—	—	—	(137)	(137)
Stock-based compensation	—	—	1,860	—	—	1,860
Net (loss) income	—	—	—	(14,484)	28	(14,456)
Balances at December 31, 2025	396,911,368	$ 397	$ 179,405	$ (127,932)	$ (1,861)	$ 50,009

See accompanying notes to the consolidated financial statements.

MariMed Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss attributable to common stockholders	$ (14,484)	$ (12,467)
Net income attributable to noncontrolling interests	28	37
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization of property and equipment	8,109	7,910
Amortization of intangible assets	3,401	2,948
Stock-based compensation	1,860	1,050
Amortization of warrants issued as payment for services received	—	218
Amortization of debt discount	459	358
Amortization of debt issuance costs	73	73
Payment-in-kind interest	30	104
Bad debt expense (income)	1,582	(336)
Obligations settled with common stock	3	10
Loss on disposal of assets	834	13
Loss on changes in fair value of investments	—	145
Changes in operating assets and liabilities:		
Accounts receivable, net	(429)	(1,207)
Inventory	(6)	(8,182)
Deferred rents receivable	12	74
Other current assets	1,035	883
Other assets	(2,606)	1,421
Accounts payable	841	4,188
Accrued expenses and other	3,162	1,754
Deferred revenue	65	303
Income taxes payable	3,726	7,488
Net cash provided by operating activities	7,695	6,785
Cash flows from investing activities:		
Purchases of property and equipment	(1,167)	(11,960)
Business acquisitions, net of cash acquired	231	(4,250)
Advances toward future business acquisitions	(50)	(100)
Purchases and renewals of cannabis licenses	(465)	(712)
Proceeds from notes receivable	26	50
Return on investment	—	44
Proceeds from disposal of assets	45	22
Due from third party	—	(227)
Net cash used in investing activities	(1,380)	(17,133)
Cash flows from financing activities:		
Proceeds from Construction to Permanent Commercial Real Estate Mortgage Loan	—	5,077
Proceeds from mortgages	2,000	1,163
Payment of third-party debt issuance costs in connection with debt	(9)	—

| | Year Ended December 31, | |
	2025	2024
Principal payments of mortgages	(1,495)	(382)
Repayment and retirement of mortgages	(689)	—
Principal payments of promissory notes	(3,066)	(1,177)
Principal payments of finance leases	(1,317)	(1,557)
Distributions	(137)	(139)
Net cash (used in) provided by financing activities	(4,713)	2,985
Net increase (decrease) to cash, cash equivalents and restricted cash	1,602	(7,363)
Cash, cash equivalents and restricted cash at beginning of year	7,282	14,645
Cash, cash equivalents and restricted cash at end of year	$ 8,884	$ 7,282
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 6,910	$ 6,689
Cash (refunded) paid for income taxes, net	$ (713)	$ 705
Non-cash activities:		
Common stock issued to purchase property and equipment	$ —	$ 396
Present value of promissory notes issued as purchase consideration	$ —	$ 3,000
Entry into new finance leases	$ 1,297	$ 2,881
Write-off of finance leases	$ —	$ 1,112
Common stock issued as purchase consideration	$ —	$ 991
Notes payable issued to purchase property and equipment	$ 447	$ —
Common stock issued under licensing agreement	$ —	$ 10
Conversion of preferred stock to common stock	$ 4,275	$ —
Return of common stock to the Company in connection with withholding taxes	$ 83	$ 41
Adjustment to purchase price allocation to reclassify certain acquired intangible assets to goodwill	$ —	$ 3,819

See accompanying notes to the consolidated financial statements.

(1) NATURE OF THE BUSINESS

MariMed Inc. ("MariMed" or the "Company") is a multi-state cannabis operator in the United States, headquartered in Norwood, Massachusetts, dedicated to improving lives every day through its high-quality products, its actions, and its values. The Company develops, owns, and manages seed to sale state-licensed, state-of-the-art, regulatory-compliant facilities for the cultivation, production, and dispensing of medicinal and adult-use cannabis. MariMed has created and continues to develop its own brands of premium cannabis flower, concentrates, edibles, and other precision-dosed products utilizing its proprietary strains and formulations. The Company also licenses its proprietary brands, along with other top cannabis products, in select domestic markets. Cannabis remains illegal under United States Federal laws. The Company's operations are conducted in compliance with applicable state and local laws and regulations in the jurisdictions in which it operates.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Certain reclassifications, not affecting previously reported net income or cash flows, have been made to the previously issued financial statements to conform to the current period presentation.

Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MariMed Inc. and its wholly- and majority-owned subsidiaries listed below. Consolidation is effected from the date when control is obtained. All intercompany transactions and balances have been eliminated.

Subsidiary	Percentage Owned
MariMed Advisors Inc.	100.0 %
Mia Development LLC	94.3 %
Mari Holdings IL LLC	100.0 %
Mari Holdings MD LLC	100.0 %
Mari Holdings Metropolis LLC	70.0 %
Mari Holdings Mt. Vernon LLC	100.0 %
Hartwell Realty Holdings LLC	100.0 %
Kind Therapeutics USA LLC	100.0 %
ARL Healthcare Inc.	100.0 %
KPG of Anna LLC	100.0 %
KPG of Harrisburg LLC	100.0 %
MariMed OH LLC	100.0 %
MMMO LLC	100.0 %
Green Growth Group Inc.	100.0 %
Allgreens Dispensary LLC	100.0 %
First State Compassion Center	100.0 %
MMMA Hemp	100.0 %

Noncontrolling Interests

Noncontrolling interests represent third-party minority ownership of the Company's majority-owned consolidated subsidiaries. Net income attributable to noncontrolling interests is reported in the consolidated statements of operations, and the value of minority-owned interests is presented as a component of equity within the consolidated balance sheets.

Use of Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reporting amounts of revenue and expenses during the reporting periods. Significant estimates and judgments relied upon in preparing these consolidated financial statements include accounting for business combinations and asset purchases, inventory valuations, assumptions used to determine the fair value of stock-based compensation, and intangible assets and goodwill. The Company regularly assesses these estimates and records changes in estimates in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates or assumptions.

Business Acquisitions

Business Combinations

The Company recognizes identifiable assets acquired and liabilities assumed at fair value on the date of acquisition. Goodwill is measured as the excess of consideration transferred over the net fair values of the assets acquired and the liabilities assumed and represents the expected future economic benefits arising from other assets acquire in the business combination that are not individually identified and separately recognized. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

Asset Purchases

The Company accounts for an acquisitive transaction determined to be an asset purchase based on the cost accumulation and allocation method, under which the costs to purchase the asset or set of assets are allocated to the assets acquired. No goodwill is recorded in connection with an asset purchase.

Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with a maturity date of three months or less to be cash equivalents. The fair values of these investments approximate their carrying values. The Company classifies as restricted cash all cash pledged as collateral to secure long-term obligations and all cash whose use is otherwise limited by contractual provisions. The Company had $1.5 million of restricted cash at each of December 31, 2025 and 2024, which is held as collateral for the Company's Construction to Permanent Commercial Real Estate Mortgage Loan (the "CREM Loan") with Needham Bank, a Massachusetts co-operative bank (the "CREM Lender") (see Note 11).

The Company's cash, cash equivalents and restricted cash are maintained with recognized financial institutions located in the United States. In the normal course of business, the Company may carry balances with certain financial institutions that exceed federally insured limits. The Company has not experienced losses on balances in excess of such limits and management believes the Company is not exposed to significant risks in that regard.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments approximate their fair values and include cash equivalents, accounts receivable, deferred rents receivable, notes receivable, investments, term loans, mortgages and notes payable, and accounts payable.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tier fair value hierarchy is based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

- *Level 1*. Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- *Level 2*. Level 2 applies to assets or liabilities for which there are inputs that are directly or indirectly observable in the marketplace, such as quoted price for similar assets or liabilities in active markets or quoted price for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).

- *Level 3*. Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounts Receivable

Accounts receivable consist of trade receivables and are carried at their estimated collectible amounts.

The Company provides credit to its clients in the form of payment terms. The Company limits its credit risk by performing credit evaluations of its clients and maintaining a reserve, if deemed necessary, for potential credit losses. Such evaluations include the review of a client's outstanding balances with consideration towards such client's historical collection experience, as well as prevailing economic and market conditions and other factors. Based on such evaluations, the Company maintained a reserve of $0.3 million at each of December 31, 2025 and 2024.

Inventory

Inventory is carried at the lower of cost or net realizable value, with the cost being determined on a first-in, first-out basis. The Company allocates a certain percentage of overhead cost to its manufactured inventory; such allocation is based on square footage and other industry-standard criteria. The Company reviews physical inventory for obsolescence and/or excess and will record a reserve if necessary. As of the date of this report, no reserve was deemed necessary.

Revenue Recognition

The Company's main sources of revenue are comprised of the following:

- *Product sales (retail and wholesale)*. The Company's product sales are derived from direct sales of cannabis and cannabis-infused products primarily by its retail dispensaries and wholesale operations in multiple states. The Company recognize this revenue when products are delivered to third parties or at the Company's retail points-of-sale.

- *Other revenue*. The Company's other revenue is comprised of real estate rental income from cannabis-licensed clients; supply procurement fees from facilitating purchases of resources, supplies and equipment for cannabis-licensed clients and third parties; management fees for providing cannabis-licensed clients with comprehensive oversight of their operations; and licensing fees from the licensing of its branded products to wholesalers and regulated dispensaries.

The Company recognizes revenue in amounts that represent the consideration that it expects to receive in exchange for goods or services provided to customers performing the following steps:

- identify the contract(s) with a customer;
- identify the performance obligations in the contract(s);
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract(s); and
- recognize revenue as the performance obligation is satisfied.

Additionally, when another party is involved in providing goods or services to the Company's clients, a determination is made as to who—the Company or the other party—is acting in the capacity as the principal in the sale transaction, and who is merely the agent arranging for goods or services to be provided by the other party.

The Company is typically considered the principal if it controls the specified goods or services before such goods or services are transferred to its client, and typically considered the agent if it does not exert such control. The Company may also be deemed to be the principal even if it engages another party (an agent) to satisfy some of the performance obligations on its behalf, provided the Company (i) takes on certain responsibilities, obligations and risks, (ii) possesses certain abilities and discretion, or (iii) other relevant indicators of the sale are present. If deemed an agent, the Company does not recognize revenue for the performance obligations it does not satisfy.

Customer Loyalty Program

The Company has a customer loyalty program (the "Loyalty Program") under which customers who participate in the Loyalty Program earn points based on qualifying purchases that can be redeemed for discounts on future purchases. Applying Accounting Standards Codification 606, *Revenue from Contracts with Customers* ("ASC 606"), a portion of the transaction price is allocated to the loyalty points based on their relative standalone selling price, and revenue is deferred until the points are redeemed or expire.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, with depreciation recognized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term, if applicable. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income. Repairs and maintenance are charged to expense in the period incurred. The estimated useful lives of property and equipment are generally as follows: buildings and building improvements, thirty-nine to forty years; tenant improvements, the lesser of the remaining duration of the related lease or the asset useful life; furniture and fixtures, seven to ten years; machinery and equipment, seven to ten years. Land is not depreciated.

Software development costs associated with internal use software are incurred in three stages of development: the preliminary project stage, the application development stage and the post-implementation stage. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Certain qualifying costs incurred during the application development stage are capitalized as property and equipment. Internal use software is amortized on a straight-line basis over its estimated useful life of five to seven years, beginning when the software is ready for its intended use.

The Company's property and equipment are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from the undiscounted future cash flows of such asset over the anticipated holding period. An impairment loss is measured by the excess of the asset's carrying amount over its estimated fair value. Impairment analysis is based on management's current plans, asset holding periods, and currently available market information. If these criteria change, the Company's evaluation of impairment losses may be different and could have a material impact on the consolidated financial statements. For the years ended December 31, 2025 and 2024, based on the results of management's impairment analysis, there were no impairment losses.

Intangible Assets and Goodwill

The Company's intangible assets are comprised of trade names and trademarks, licenses and customer and non-compete agreements. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable based upon the estimated undiscounted cash flows. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the Company will recognize an impairment loss for the amount by which the carrying value of the asset or asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future operating cash flows or appraised values, depending on the nature of the asset. The Company amortizes its intangible assets over their respective useful lives. For the years ended December 31, 2025 and 2024, there was no impairment of goodwill.

Leases

Arrangements that are determined to be leases with a term greater than one year are accounted for by the recognition of right-of-use assets that represent the Company's right to use an underlying asset for the lease term and lease liabilities that represent the Company's obligation to make lease payments arising from the lease. Non-lease components within lease agreements are accounted for separately.

Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term, utilizing the Company's incremental borrowing rate. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

The Company reviews the carrying amounts of its long-lived assets whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment of long-lived assets is recognized when the net book value of such assets exceeds their expected cash flows, in which case the assets are written down to fair value, which is determined based on discounted future cash flows or appraised values.

Stock-Based Compensation

The Company's stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally corresponds with the vesting period. The Company uses the Black-Scholes valuation model for estimating the fair value of stock options and warrants on the date of grant. The fair value of stock option and warrant issuances is affected by the Company's stock price on the issuance date as well as valuation assumptions, including the volatility of the Company's common stock price, expected life of the instrument (the "Expected Life"), risk-free interest rate and expected dividends.

The Expected Life of an instrument is calculated using the simplified method, which allows for using the mid-point between the vesting date and expiration date for stock options and the contractual term for warrants. The volatility factors are based on the historical two-year movement of the Company's common stock prior to an instrument's issuance date. The risk-free interest rate is based on United States Treasury rates with maturity periods similar to the expected instrument's life on the issuance date.

The Company amortizes the fair value of options, warrants and restricted stock units on a straight-line basis over the requisite service period of each instrument.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recorded for the future tax consequences of differences between the tax basis and financial reporting basis of assets and liabilities, measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

The Company recognizes in the financial statements the benefit of a tax position that is "more likely than not" to be sustained under examination based solely on the technical merits of the position, assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company's policy is to recognize interest and penalties related to the unrecognized tax benefits, if any, as a component of income tax expense.

Certain subsidiaries of the Company, due to their cannabis activities, are subject to the provisions of Section 280E of the Internal Revenue Code, as amended, which prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the Controlled Substances Act. The non-deductibility of certain ordinary business expenses results in permanent differences and can cause the Company's effective tax rate to fluctuate significantly, and not necessarily correlated with pre-tax income.

Related Party Transactions

The Company's financial statements include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business, as well as transactions that are eliminated in the preparation of financial statements.

Comprehensive Income

There were no items of comprehensive income applicable to the Company during the periods covered in the financial statements.

Commitments and Contingencies

The Company regularly assesses the likelihood that a loss will be incurred from the occurrence or non-occurrence of one or more future events. Such assessment inherently involves an exercise of judgment. In assessing possible loss contingencies from legal proceedings or unasserted claims, the Company evaluates the perceived merits of such proceedings or claims, and of the relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss will be incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

While not assured, management does not believe, based upon information available at this time, that any loss contingency will have material adverse effect on the Company's financial position, results of operations or cash flows.

Risk and Uncertainties

The Company is subject to risks common to companies operating within the legal and medical cannabis industries, including, but not limited to, federal laws, government regulations and jurisdictional laws.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Recent Accounting Pronouncements
The Company has reviewed all recently issued, but not yet effective, accounting pronouncements, and does not believe the future adoption of any such pronouncements will have a material impact on its financial condition or the results of its operations.

(3) BUSINESS COMBINATION AND ASSET PURCHASES

Business Combination

First State Compassion Center

On July 1, 2023 (the "Omnibus Agreement Date"), the Company entered into an Omnibus Agreement (the "Omnibus Agreement") with First State Compassion Center ("FSC"): (a) consolidating all amounts owed by FSC to the Company and its affiliated entities as described below, aggregating $11.0 million; (b) providing for the automatic conversion of all amounts owed by FSC to the Company, upon the approval of adult cannabis use in Delaware, into 100% ownership of FSC's licenses and business; and (c) extending to FSC, in the Company's sole discretion, up to an additional $2.0 million of working capital loans. The Omnibus Agreement had a term of five years, with an automatic five-year extension if adult cannabis was not approved in Delaware by the maturity date, and bore interest, compounded semiannually and payable annually, at the appropriate rate of interest in effect under Sections 1274(d), 482 and 7872 of the Internal Revenue Code of 1986, as amended, as calculated under Rev. Ruling 86-17, 1986-1 C.B. 377, for the period for which the amount of interest was being determined. During 2025, the State of Delaware approved the adult use of cannabis, and the acquisition of FSC by the Company (the "FSC Acquisition") was completed effective March 1, 2025 (the "FSC Acquisition Date"). Effective on the FSC Acquisition Date, the amount owed by FSC to the Company was treated as purchase consideration as part of the purchase accounting for FSC (the "FSC Consideration"). This amount was included as a component of Other assets in the consolidated balance sheet at December 31, 2024. The Company also wrote off deferred rents receivable aggregating $0.5 million related to the facilities FSC had subleased from the Company through the FSC Acquisition Date.

The Company's consolidated statement of operations for the year ended December 31, 2025 included revenue of $11.2 million and a $2.6 million of net loss, respectively, attributable to FSC for the period subsequent to the FSC Acquisition Date.

The FSC Acquisition has been accounted for as a business combination. A summary of the allocation of the FSC Consideration to the acquired and identifiable intangible assets as of December 31, 2025 is as follows (in thousands):

Fair value of consideration transferred:		
Cash consideration:		
Cash paid		
Release of FSC obligation to the Company under the Omnibus Agreement	$	11,401
Less cash acquired		(231)
Total fair value of consideration	$	11,170
Fair value of assets acquired and (liabilities assumed):		
Current assets, net of cash acquired	$	3,938
Property and equipment		1,104
Intangible assets:		
Trade names and trademarks		570
Customer base		1,402
Goodwill		8,190
Other assets		5
Income taxes payable		(1,333)
Other current liabilities		(2,706)
Fair value of net assets acquired	$	11,170

The Company is amortizing the identifiable intangible assets arising from the FSC Acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a weighted average life of 5.84 years (see Note 8). Goodwill results from assets not separately identifiable as part of the transaction and is not deductible for tax purposes.

The following unaudited pro forma information presents the condensed combined results of MariMed and FSC for the years ended December 31, 2025 and 2024 as if the FSC Acquisition had been completed on January 1, 2024, with adjustments to give effect to pro forma events that are directly attributable to the FSC Acquisition. These pro forma adjustments include amortization of acquired intangibles arising from the FSC Acquisition, the reversal of income recognized by MariMed attributable to FSC as its managed client, and the reversal of expense recorded by FSC in connection with its management agreement with MariMed.

The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings that may result from the consolidation of the operations of MariMed and FSC. Accordingly, these unaudited pro forma results are presented for illustrative purposes and are not intended to represent or be indicative of the actual results that would have been achieved had the FSC Acquisition occurred on January 1, 2024, nor are they intended to represent or be indicative of future results of operations. These unaudited pro forma results for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Year ended December 31,	
	2025	2024
	(unaudited)	
Revenue	$ 160,994	$ 166,081
Net loss	$ (17,345)	$ (14,753)

Valuation of Acquired Intangible Assets

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired trade name/trademarks, licenses/customer base, and non-compete intangible assets. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets discounted to the present value at discount rates commensurate with perceived risk. The valuation assumptions take into consideration the Company's estimates of new markets, products and customers and its outcome through key assumptions driving asset values, including sales growth, royalty rates and other related costs.

Asset Purchases

Allgreens Dispensary, LLC ("Allgreens")

In August 2022, the Company entered into an agreement to purchase 100% of the membership interests in Allgreens Dispensary, LLC (the "Allgreens Agreement"), the owner of a conditional adult-use cannabis dispensary license in Illinois, for $3.25 million, comprised of $2.25 million of cash and a promissory note for $1.0 million, which note was issued to the Allgreens members (the "Allgreens Notes") upon closing of the transaction on April 9, 2024 (the "Allgreens Acquisition Date"). Completion of the acquisition was dependent upon certain conditions, including resolution of any remaining legal challenges affecting nearly 200 social equity dispensary licenses, and regulatory approval of the acquisition. With the closing conditions met and the acquisition completed, the Company now owns and operates five adult-use dispensaries in Illinois. For the interim period from entry into the Allgreens Agreement until the Allgreens Acquisition Date, the Company entered into a management agreement with Allgreens, with the management fees calculated as a percentage of Allgreens' revenue. Under this management agreement, the Company funded the build-out of the dispensary (including purchasing and retaining ownership of the related fixed assets it intended to use upon the transfer of ownership to the Company), hired and trained employees, and implemented the processes necessary to run the dispensary, all of which was completed prior to the state's approval of the license transfer to the Company.

Pursuant to the Allgreens Agreement, the Company made payments aggregating $1,375,000 to the Allgreens members prior to the Allgreens Acquisition Date. On the Allgreens Acquisition Date, the Company made the final cash payment of $875,000 and issued the Allgreens Notes. The Allgreens Notes bore interest at a rate of 7.5% per annum and matured one year from the date the dispensary was permitted to commence operations. In April 2025, the Company and the former owners of Allgreens agreed to revise the repayment terms of the Allgreens Notes. Pursuant to that agreement, the Company made a payment of $175,000 on April 16, 2025, with additional payments aggregating $130,000, $300,000 and $400,000, respectively, every thirty days thereafter, with the final payment made in July 2025, at which time the Allgreens Notes were satisfied in full.

The Company has allocated the purchase price, including the Allgreens Expenses, to its licenses intangible asset, with an estimated useful life of 10 years (see Note 10).

Our Community Wellness & Compassionate Care Center, Inc. ("MedLeaf")

On February 1, 2024 (the "P&S Date"), the Company entered into an agreement to acquire 100% of the membership interests of MedLeaf (the "MedLeaf Agreement"), which held a retail dispensary license in Maryland. The MedLeaf dispensary had ceased its operations as of July 1, 2023. On April 5, 2024, the Company acquired 100% of the membership interests in MedLeaf (the "MedLeaf Acquisition Date"). Upon receiving regulatory approval, the Company reopened the dispensary and commenced adult-use retail sales on August 19, 2024. The acquisition of MedLeaf provided the Company with a second dispensary in the state of Maryland.

Pursuant to the MedLeaf Agreement, total purchase consideration was $5.25 million, comprised of $2.0 million of cash with adjustments to reflect amounts owed to the Company by the sellers of MedLeaf (the "MedLeaf Sellers"), a $2.0 million promissory note (the "MedLeaf Note"), and shares of the Company's common stock, valued at $1.25 million, with such number of shares calculated using the volume weighted average price based on the ten-trading day period ending on the P&S Date. The Company made payments aggregating $0.5 million through the P&S Date, which funds were deposited into escrow. On the MedLeaf Acquisition Date, the escrowed funds were released, the outstanding cash balance was paid and the MedLeaf Note and 3.9 million shares of the Company's common stock were issued. The MedLeaf Note bore interest at a rate of 8.0% per annum and was scheduled to mature on October 5, 2025. The Company made the final payment in September 2025, satisfying the MedLeaf Note in full.

The Company has allocated the purchase price to its licenses intangible asset with an estimated useful life of 10 years (see Note 8).

Disposition of Missouri Operations and Exit from Pending Transaction

Robust Missouri Process and Manufacturing 1, LLC ("Robust")

In September 2022, the Company entered into an agreement to acquire 100% of the membership interests in Robust Missouri Processing and Manufacturing 1, LLC, a Missouri wholesaler and cultivator ("Robust"), for $700,000 of cash (the "Robust Agreement"). Completion of the acquisition was dependent upon obtaining all requisite approvals from the Missouri Department of Health and Senior Services. In August 2024, the state of Missouri approved a facility license to conduct business, but had not yet approved the application to transfer the license from Robust to the Company (the "License Transfer"). The Company conducted the Robust business under a managed service agreement pending final approval of the License Transfer. Pursuant to the Robust Agreement, the Company made an initial advance payment of $350,000 (the Advance Payment"), with the balance of $350,000 due at closing, which was to occur upon the state of Missouri's approval of the License Transfer.

On October 28, 2025, the Company announced that it had completed a strategic review of its Missouri business operations and had decided to exit that market, effective immediately (the "Missouri Exit"). In furtherance thereof, the Company entered into an agreement to sell and assign its rights, interests and duties as outlined in the Robust Agreement, and to transfer its ownership of all Company-held assets purchased in connection with the Robust Agreement to the buyer, including inventory and fixed assets, and wrote off the Advance Payment. The Company also negotiated the forgiveness of an outstanding payable for purchases it had made under the Robust Agreement. The Company recognized a loss on the Missouri Exit of $0.8 million, which amount is included as a component of Other expense, net, in the Company's consolidated statement of operations for the year ended December 31, 2025.

(4) (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is computed by dividing net (loss) income by the weighted average number of shares outstanding during the period. For periods in which the Company reports net income, diluted earnings per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period, unless the effect is antidilutive.

The shares used to compute loss per share were as follows (in thousands):

	Year ended December 31,	
	2025	**2024**
Weighted average shares outstanding - basic	390,135	379,153
Potential dilutive common shares	—	—
Weighted average shares outstanding - diluted	390,135	379,153

(5) ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following (in thousands):

	Year ended December 31,	
	2025	**2024**
Accounts receivable	9,401	8,997
Allowance for doubtful accounts	(287)	(255)
Accounts receivable, net	9,114	8,742

The Company maintains an allowance against trade accounts receivable (the "AR Allowance"). The Company's allowance for doubtful accounts activity was as follows (in thousands):

Year ended December 31,	Balance at beginning of year	Charges (reversals) to expense *	Write-offs	Balance at end of year
2025	$ 255	$ 258	$ (226)	$ 287
2024	$ 764	$ (336)	$ (173)	$ 255

*The Company recorded $1.6 million of bad debt expense in 2025, including $1.5 million of expense to fully reserve amounts due from two credit card service providers (the "Service Provider Receivables"). Of the $1.5 million of Service Provider Receivables, $1.3 million and the related reserve were included as components of other assets and accordingly, not included in the table above.

(6) INVENTORY

Inventory at December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31,	
	2025	**2024**
Plants	$ 6,594	$ 10,600
Ingredients and other raw materials	7,577	7,785
Work-in-process	9,568	4,759
Finished goods	12,862	10,344
Total inventory	$ 36,601	$ 33,488

(7) DEFERRED RENTS RECEIVABLE

Through February 28, 2025, the Company was the lessor under operating leases which contained escalating rents over time, rent holidays, options to renew, and requirements to pay property taxes, insurance and/or maintenance costs. The Company leased a cannabis cultivation, processing and dispensary facility that it owns in Delaware to FSC under a triple net lease that expired. The Company also subleased three properties to FSC - a cannabis production facility with offices, a dispensary, and a portion of a third property that it developed into a cultivation facility. The Company acquired FSC on March 1, 2025 (see Note 3). In connection with the FSC Acquisition, the Company ceased receiving rental payments and recognizing rental income from FSC related to these properties and wrote off the remaining deferred rent receivable related to these subleases aggregating $0.5 million.

The Company recognized fixed rental receipts from operating leases on a straight-line basis over the expected lease term. Differences between amounts received and amounts recognized were recorded in Deferred rents receivable in the consolidated balance sheets. The Company is not the lessor under any finance leases.

The Company received rental payments and recognized rental income of $0.2 million in the year ended December 31, 2025, all of which was recorded in the three months ended March 31, 2025. The Company received rental payments and recognized rental income of $1.2 million and $1.1 million, respectively, for the year ended December 31, 2024.

(8) NOTE RECEIVABLE AND OMNIBUS

Note Receivable

At December 31, 2025 and 2024, the Company had a note receivable from Healer LLC, an entity that provides cannabis education, dosage programs and products developed by Dr. Dustin Sulak ("Healer"), of approximately $866,000 and $892,000, respectively. The entire receivable was current at December 31, 2025, and approximately $52,000 was current at December 31, 2024. The note bears interest at 6% per annum and requires quarterly interest payments through the April 2026 maturity date. The balance at December 31, 2024 included approximately $26,000 of unpaid interest. As of December 31, 2025, all interest payments were current. The Company has the right to offset any licensing fees payable by the Company to Healer in the event that Healer fails to make any note payment when due.

Omnibus Agreement

The amount due under the Omnibus Agreement, which was a included as a component of Other assets in the consolidated balance sheet at December 31, 2024, was treated as purchase consideration in connection with the FSC Acquisition (see Note 3).

(9) PROPERTY AND EQUIPMENT

The Company's property and equipment, net, at December 31, 2025 and 2024 was comprised of the following (in thousands):

	December 31,	
	2025	**2024**
Land	$ 6,151	$ 6,151
Buildings and building improvements	56,770	55,833
Tenant improvements	30,980	31,894
Furniture and fixtures	2,208	2,225
Machinery and equipment	19,843	19,629
Construction in progress	565	80
	116,517	115,812
Less: accumulated depreciation	(27,132)	(21,645)
Property and equipment, net	$ 89,385	$ 94,167

During the years ended December 31, 2025 and 2024, additions to property and equipment totaled $1.2 million and $12.0 million, respectively.

During the year ended December 31, 2025, the Company wrote off property and equipment with an original cost aggregating $1.9 million. The Company recognized a loss on these write-offs of $0.1 million.

Depreciation expense for the years ended December 31, 2025 and 2024 was $8.1 million and $7.9 million, respectively.

(10) INTANGIBLE ASSETS AND GOODWILL

The Company's acquired intangible assets at December 31, 2025 and 2024 consisted of the following (in thousands):

December 31, 2025	Weighted average amortization period (years)	Cost	Accumulated amortization	Net carrying value
Trade named and trademarks	5.64	$ 3,729	$ 3,224	$ 505
Licenses and customer base	8.68	23,955	7,250	16,705
Non-compete agreements	2.00	42	42	—
	8.23	$ 27,726	$ 10,516	$ 17,210

December 31, 2024	Weighted average amortization period (years)	Cost	Accumulated amortization	Net carrying value
Trade name and trademarks	7.38	$ 3,159	$ 2,466	$ 693
Licenses and customer base	7.96	22,553	4,607	17,946
Non-compete agreements	2.00	42	42	—
	7.89	$ 25,754	$ 7,115	$ 18,639

Estimated future amortization expense for the Company's intangible assets at December 31, 2025 was as follows (in thousands):

Year ending December 31,	
2026	$ 2,961
2027	2,867
2028	2,709
2029	2,230
2030	1,923
Thereafter	4,520
Total	$ 17,210

The changes in the carrying value of the Company's goodwill in the years ended December 31, 2025 and 2024 were as follows (in thousands):

	Year ended December 31,	
	2025	2024
Balance at January 1,	$ 15,812	$ 11,993
FSC Acquisition	8,190	—
Adjustments to Ermont, Inc. purchase price allocation*	—	3,819
Balance at December 31,	$ 24,002	$ 15,812

* In connection with the finalization of the purchase price allocation in the first quarter of 2024 related to the 2023 acquisition of Ermont, Inc., the Company recorded reclassifications between its trade names and trademarks intangible asset, licenses and customer base intangible asset, and goodwill.

Goodwill is tested on an annual basis for impairment. The Company performs its annual goodwill impairment test as of November 30 of each respective year. Based on these tests, the Company determined that there was no goodwill impairment in the years ended December 31, 2025 and 2024.

(11) DEBT

Mortgages and Notes Payable

The Company's mortgages and notes payable are reported in the aggregate on the consolidated balance sheets under the captions Mortgages and notes payable, current portion, and Mortgages and notes payable, net of current portion.

The Company's mortgage and notes payable balances at December 31, 2025 and 2024 were comprised of the following (in thousands):

	December 31,	
	2025	2024
CREM Loan, net of debt discount of $1,387 and $1,460 at December 31, 2025 and 2024, respectively	$ 56,037	$ 57,136
Bank of New England Wilmington, DE property	947	1,086
DuQuoin State Bank Anna, IL and Harrisburg, IL properties	—	689
DuQuoin State Bank Anna, IL and Harrisburg, IL properties (refinanced)	1,979	—
DuQuoin State Bank Metropolis, IL property	2,358	2,427
DuQuoin State Bank Mt. Vernon, IL property (retail)	1,103	1,139
DuQuoin State Bank Mt. Vernon, IL property (grow and production)	2,814	2,872
Promissory note issued as purchase consideration - Ermont Acquisition, net of debt discount of $1,327 and $1,801 at December 31, 2025 and 2024, respectively	3,248	2,949
Promissory note issued as purchase consideration - Greenhouse Naturals Acquisition, net of debt discount of $513 and $567 at December 31, 2025 and 2024, respectively	3,429	3,791
Promissory notes issued as purchase consideration - MedLeaf Acquisition	—	1,377
Promissory note issued as purchase consideration - Allgreens Dispensary, LLC	—	1,000
Promissory note issued to purchase land	352	352
Promissory notes issued to purchase motor vehicles	185	168
Promissory note issued to purchase other machinery and equipment	293	—
Total mortgages and notes payable	72,745	74,986
Less: Mortgages and notes payable, current portion	(2,553)	(5,126)
Mortgages and notes payable, net of current	$ 70,192	$ 69,860

Mortgages

CREM Loan

On November 16, 2023, Mari Holdings MD LLC, Hartwell Realty Holdings LLC, Kind Therapeutics USA, LLC, ARL Healthcare Inc., and MariMed Advisors, Inc., each a wholly-owned direct or indirect subsidiary of the Company (collectively, the "CREM Borrowers") entered into a Loan Agreement (the "CREM Loan Agreement"), by and among the CREM Borrowers and the CREM Lender pursuant to which the CREM Lender loaned to the CREM Borrowers an aggregate principal amount of $58.7 million (the "CREM Loan Transaction"). The Company guaranteed the obligations of the CREM Borrowers under the CREM Loan Agreement and pledged to the CREM Lender its equity ownership in each CREM Borrower as security for the loan. The CREM Lender has a first priority security interest in all of the CREM Borrowers' operating assets in Maryland and Massachusetts and first priority mortgages on the CREM Borrowers' properties owned in Maryland and Massachusetts.

The CREM Loan Transaction matures in ten years and has an interest rate for the initial five years of 8.43% per annum. The interest rate will reset after five years to the FHLB Rate (the Classic Advance Rate for Fixed Rate advances for a period of five years for an amount greater than or equal to the loan amount, as such rate is defined and published by the Federal Home Loan Bank of Boston), plus 3.50%. The Company made interest-only payments for the first twelve months of the term of the loan, with payments thereafter based upon a twenty-year amortization schedule.

The CREM Lender initially released $52.8 million to the CREM Borrowers (the "Initial CREM Distribution"). The remaining proceeds of $5.9 million were held in escrow to complete the expansion of the Company's Hagerstown, Maryland cultivation facility (the "Hagerstown Facility"), with any unused proceeds to be released to the Company after completion of the Hagerstown Facility expansion. The Company used $46.8 million of the Initial CREM Distribution to fully repay certain of its outstanding debt obligations. These payments were comprised of $32.7 million for the CA Term Loan Payoff, $11.9 million to pay off the mortgage with Bank of New England for the New Bedford, MA and Middleborough, MA properties, and $2.2 million to reduce the outstanding balance of the note issued by the Company in connection with the acquisition of Ermont, Inc. as described under "Promissory Notes Issued As Purchase Consideration" below.

The Company incurred bank closing costs and third party costs (i.e., legal fees, etc.) aggregating $1.5 million in connection with the CREM Loan Transaction, which were recorded as a discount to the Loan Transaction (the "CREM Closing Costs Discount"), and which are being amortized to interest expense over the term of the CREM Loan Transaction. The Company recorded interest amortization of approximately $73,000 in each of the years ended December 31, 2025 and 2024, related to the CREM Closing Costs Discount.

The CREM Loan Agreement includes customary representations and warranties and customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to material indebtedness, and events of bankruptcy and insolvency. The CREM Loan Agreement also includes customary negative covenants limiting the CREM Borrowers' ability to incur additional indebtedness and grant liens that are otherwise not permitted, among others. The CREM Loan Agreement also requires the CREM Borrowers to meet certain periodic financial tests.

During the year ended December 31, 2025, the Company made payments under the CREM Loan Agreement aggregating $6.1 million, comprised of $1.2 million of principal and $4.9 million of interest. During the year ended December 31, 2024, the Company received $5.1 million of the amount previously held back by the CREM Lender. The Company made interest-only payments through November 30, 2024 and commenced principal payments in December 2024. During the year ended December 31, 2024, the Company made interest payments aggregating $4.8 million and a principal payment of $0.1 million. The current portion of the outstanding principal balance of the CREM Loan was $1.3 million and $1.2 million at December 31, 2025 and 2024, respectively.

Effective December 31, 2025, the Company and the CREM Borrowers entered into a First Amendment to the CREM Loan Agreement (the "Amendment") in connection with a federal tax lien filed against the Company relating to its 2023 income taxes (the "Tax Lien"), which the Company is disputing (the "Disputed Taxes"). Pursuant to the Amendment, beginning in January 2026, the CREM Borrowers are required to deposit $100,000 per month into a non-interest-bearing cash collateral reserve account to be held by the CREM Lender until the full amount of the Disputed Taxes is on deposit. The account is pledged as additional collateral under the CREM Loan Agreement and the amounts on deposit are available for payment of the Disputed Taxes. The Amendment also modified the CREM Borrowers' reporting obligations under the CREM Loan Agreement. All other material terms of the CREM Loan Agreement remain in effect.

Bank of New England (Wilmington, Delaware)

The Company maintains a mortgage with Bank of New England for the 2016 purchase of a building in Wilmington, Delaware, which was developed into a cannabis seed to sale facility. The mortgage matures in 2031, with monthly principal and interest payments at a rate of 5.25% per annum, and with the rate adjusting every five years to the then prime rate plus 1.5% with a floor of 5.25% per annum. The next rate adjustment will occur in September 2026. At December 31, 2025 and 2024, the current portion of the outstanding principal balance under this mortgage was approximately $148,000 and $140,000, respectively.

DuQuoin State Bank (Anna, Illinois and Harrisburg, Illinois)

In May 2016, the Company entered into a mortgage agreement with DuQuoin State Bank ("DSB") for the purchase of properties in Anna, Illinois and Harrisburg, Illinois (the "DSB Original Mortgage"), which the Company developed into two free-standing retail dispensaries. On May 5th of each year, this mortgage was due to be repaid unless it is renewed for another year at a rate determined by DSB's executive committee. The mortgage was renewed in May 2024 at a rate of 9.50% per annum. At December 31, 2024, the current portion of the outstanding principal balance under this mortgage was approximately $27,000.

In May 2025, the Company refinanced this mortgage with DSB at a rate of 9.5% per annum (the "DSB Refinance Mortgage"). The DSB Refinance Mortgage matures in May 2045. The Company used $0.7 million of the proceeds from the DSB Refinance Mortgage to retire the DSB Original Mortgage. At December 31, 2025, the current portion of the outstanding principal balance under the DSB Refinance Mortgage was approximately $38,000.

DuQuoin State Bank (Metropolis, Illinois)

In July 2021, the Company purchased the land and building in which it operates its cannabis dispensary in Metropolis, Illinois. In connection with this purchase, the Company entered into a loan and mortgage agreement with DSB in the amount of $2.7 million that matures in July 2041 and which currently bears interest at a rate of 11.25% per annum, which rate is adjusted each year based on a certain interest rate index plus a margin. As part of this transaction, the seller was provided with a 30.0% ownership interest in Mari Holdings Metropolis LLC ("Metro"), the Company's subsidiary that owns the property and related mortgage obligation, reducing the Company's ownership interest in Metro to 70.0%. At December 31, 2025 and 2024, the current portion of the outstanding principal balance under this mortgage was approximately $55,000 and $56,000, respectively.

DuQuoin State Bank (Mt. Vernon, Illinois grow and production)

In July 2022, Mari Holdings Mt. Vernon LLC, a wholly-owned subsidiary of the Company, entered into a $3.0 million loan agreement and mortgage with DSB secured by property owned in Mt. Vernon, Illinois, which the Company developed into a grow and production facility. The mortgage has a 20-year term and currently bears interest at the rate of 11.25% per annum, subject to adjustment on each annual anniversary date to the Wall Street Journal United States Prime Rate (with an interest rate floor of 7.75%). The proceeds of the loan were utilized for the build-out of the property and other working capital purposes. The current portion of the outstanding principal balance of this mortgage was approximately $54,000 and $61,000 at December 31, 2025 and 2024, respectively.

DuQuoin State Bank (Mt. Vernon, Illinois retail)

In January 2024, the Company refinanced this property and entered into a $1.2 million loan and mortgage agreement with DSB. The mortgage with DSB has a 17-year term and bears interest at a rate of 9.50% per annum. The current portion of the outstanding principal balance of this mortgage was approximately $30,000 and $31,000 at December 31, 2025 and 2024, respectively. This property had previously been financed through a mortgage with another bank, which mortgage was repaid in full in 2023.

Promissory Notes

Promissory Notes Issued as Purchase Consideration

Ermont, Inc.

In connection with the March 9, 2023 acquisition of Ermont Inc., the Company issue a promissory note to the sellers in the principal amount of $7.0 million (the "Ermont Note"). The Ermont Note matures in March 2029 and bears interest at a rate of 6.0% per annum, with payments of interest-only for two years, and quarterly payments of principal and interest in arrears thereafter. The outstanding balance on the Ermont Note is subject to prepayment in full in the event the Company raises $75.0 million or more of equity capital. The Company recorded the Ermont Note at a present value of $4.6 million. This amount is net of the $2.4 million recorded as a debt discount, which is being accreted through the term of the Ermont Note to interest expense. As discussed above, on November 26, 2023, the Company used $2.2 million of the proceeds from the CREM Loan Transaction to reduce the outstanding balance of the Ermont Note. The difference between the face value of the Ermont Note and the present value recorded at the time of the Ermont Acquisition is being amortized to interest expense over the term of the Ermont Note. The fair value of the Ermont Note was $3.2 million and $2.9 million at December 31, 2025 and 2024, respectively. The current portion of the outstanding principal balance of the Ermont Note was $0.1 million and $0.5 million at of December 31, 2025 and 2024, respectively.

Greenhouse Naturals LLC

In December 2022, the Company acquired the assets associated with a cannabis dispensary in Beverly, Massachusetts (the "Beverly Dispensary") from Greenhouse Naturals LLC. In connection with this transaction, the Company issued a

$5.0 million promissory note to the sellers, payable on a monthly basis as a percentage of the monthly gross sales of the Beverly Dispensary (the "Greenhouse Naturals Note"). The Company recorded $0.7 million as a debt discount, which is being accreted to interest expense through the term of the Greenhouse Naturals Note, which matures in July 2031. The fair value of the Greenhouse Naturals Note was $3.4 million and $3.8 million at December 31, 2025 and 2024, respectively. The Company estimated that the current portion of the Greenhouse Naturals Note was $0.6 million and $0.8 million at December 31, 2025 and 2024, respectively, which amounts are included in Mortgages and notes payable, current portion, in the Company's consolidated balance sheets.

MedLeaf

In connection with the MedLeaf Acquisition, the Company issued the MedLeaf Note, totaling $2.0 million (see Note 3). The MedLeaf Note bore interest at a rate of 8.0% per annum and matured on October 5, 2025. The MedLeaf Note called for six equal principal payments, paid quarterly, which payments began on July 5, 2024. The Company made the final payment in September 2025, satisfying the MedLeaf Note in full. At December 31, 2024, the MedLeaf Note had an outstanding balance of $1.4 million, all of which was recorded as current.

Allgreens

In connection with the Allgreens Acquisition, the Company issued promissory notes aggregating $1.0 million (see Note 3). The Allgreens Notes bore interest at a rate of 7.5% per annum and matured one year from the date that the dispensary was permitted to commence operations. The Allgreens Notes had an aggregate outstanding balance of $1.0 million at December 31, 2024, all of which was recorded as current and was in default. In April 2025, the Company and the former owners of Allgreens agreed to revise the repayment terms of the Allgreens Notes. Pursuant to that agreement, the Company made a payment of $175,000 on April 16, 2025, with additional payments aggregating $130,000, $300,000 and $400,000, respectively, every thirty days thereafter, with the final payment made in July 2025, at which time the Allgreens Notes were satisfied in full.

Promissory Notes Issued to Purchase Property and Equipment

The Company had six and five outstanding promissory notes in connection with the purchase of commercial motor vehicles at December 31, 2025 and 2024, respectively. At December 31, 2025, the outstanding notes had an aggregate outstanding balance of approximately $185,000, of which approximately $45,000 was current. At December 31, 2024, the outstanding notes had an aggregate outstanding balance of approximately $178,000, of which approximately $33,000 was current. The weighted average interest rates of the outstanding balances were 11.11% and 11.38% at December 31, 2025 and 2024, respectively. The weighted average remaining terms of these notes were 4.06 years and 4.27 years at December 31, 2025 and 2024, respectively.

At each of December 31, 2025 and 2024, the Company had an outstanding note in connection with the 2024 purchase of a parking lot adjacent to its Middleborough, Massachusetts dispensary totaling $352,000. The note bears interest at 4.0%, with monthly interest-only payments and a balloon payment for the entire principal amount due on February 1, 2029.

In May 2025, the Company issued a promissory note in the amount of $392,950 in connection with the purchase of certain machinery and equipment (the "M&E Note"). The M&E Note bears interest at an imputed rate of 15.7% per annum, and matures in May 2027. At December 31, 2025, the current portion of the M&E Note was approximately $169,000.

Future Payments

The future principal payments due under the Company's outstanding mortgages and notes payable at December 31, 2025 were as follows (in thousands):

Year ending December 31,		
2026	$	2,553
2027		2,912
2028		2,940
2029		7,185
2030		2,998
Thereafter		57,454
Total future principal payments		76,042
Less: discount		(3,297)
Total future principal payments, net of discount	$	72,745

(12) MEZZANINE EQUITY

Series B Convertible Preferred Stock

The Company had 4,908,333 shares of Series B Convertible Preferred Stock (the "Series B Stock") outstanding at each of December 31, 2025 and 2024, which shares were held by three institutional shareholders (the "Series B Holders"). The original issuance date of the Series B Stock was February 27, 2020. The Series B Holders were entitled to cast the number of votes equal to the number of shares of common stock into which the shares of Series B Stock were convertible, together with the holders of common stock as a single class, on most matters. However, the affirmative vote or consent of the Series B Holders voting separately as a class was required for certain acts taken by the Company, including the amendment or repeal of certain charter provisions, liquidation or winding up of the Company, creation of stock senior to the Series B Stock, and/or other acts as defined in the Series B Stock certificate of designation.

The Series B Stock would, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank senior to the Company's common stock. The Company could not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company unless the Series B Holders then outstanding first received, or simultaneously received, a dividend on each outstanding share of Series B Stock in an amount calculated pursuant to the Series B Stock certificate of designation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Series B Holders then outstanding were entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment could be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to $3.00, plus any dividends declared but unpaid thereon, with any remaining assets distributed on a prorated basis among the holders of the shares of Series B Stock and common stock, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock.

At any time on or prior to the six-year anniversary of the original issuance date of the Series B Stock, (i) the Series B Holders had the option to convert their shares of Series B Stock into common stock at a conversion price of $3.00 per share, without the payment of additional consideration, and (ii) the Company had the option to convert all, but not less than all, of the shares of Series B Stock into the Company's common stock at a conversion price of $3.00 if the daily volume weighted average price of common stock (the "VWAP") exceeded $4.00 per share for at least twenty consecutive trading days prior to the date on which the Company gave notice of such conversion to the Series B Holders.

On February 28, 2026, the day following the six-year anniversary of the 2020 issuance of the Series B Stock, pursuant to the mandatory conversion provisions of the Series B Stock, all outstanding shares of the Series B Stock would have automatically converted into 4,908,333 shares of common stock and the Company would have been obligated to pay the holders of the Series B Stock (the "Series B Holders") an amount equal to the difference between the sixty-day VWAP (approximately $0.1018) and $3.00 per share, or approximately $14.2 million (the "Series B Obligation").

Series B Stock Restructuring and Exchange Agreement

On February 24, 2026, the Company and the Series B Holders entered into a Restructuring and Exchange Agreement (the "Restructuring and Exchange Agreement") to address and restructure the Series B Obligation (the "Loan Restructuring Transaction") (see Note 21).

Series C Convertible Preferred Stock

In March 2021, the Company issued to Hadron Healthcare Master Fund ("Hadron") 6,216,216 shares of Series C Convertible Preferred Stock (the "Series C Stock") and warrants to purchase up to an aggregate of 15,540,540 shares of MariMed common stock in connection with a financing facility between the Company and Hadron. Each share of Series C Stock was convertible, at Hadron's option, into five shares of MariMed common stock, and each warrant is exercisable at an exercise price of $1.087 per share. The warrants, which expired on March 1, 2025, were subject to early termination if certain milestones were attained and the market value of the Company's common stock reached certain predetermined levels.

During the year ended December 31, 2025, the Company converted, at Hadron's request in accordance with the terms and conditions of the Series C Stock Certificate of Designation, the remaining outstanding 1,155,274 shares of Series C Stock into 5,776,370 shares of the Company's common stock (the "Conversion"), after which no shares of Series C Stock were outstanding. The Conversion was effected at a conversion rate of five shares of the Company's common stock for each share of Series C Stock converted. The Company did not recognize either a gain or loss on the Conversion, as it was effected in accordance with the Series C Stock certificate of designation. There were no such conversions in the year ended December 31, 2024, and at December 31, 2024, 1,155,274 shares of Series C Stock remained outstanding.

(13) STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

Amended and Restated 2018 Stock Award and Incentive Plan

The Amended and Restated Stock Award and Incentive Plan (the "2018 Plan") provides for the award of options to purchase the Company's common stock ("stock options"), restricted stock units ("RSUs"), stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance shares or other stock-based performance awards, as well as other stock- or cash-based awards. At December 31, 2025, there were 24,258,622 shares of common stock available for future issuance under the 2018 Plan.

Stock Options

A summary of the Company's stock option activity during the year ended December 31, 2025 was as follows:

	Shares		Weighted average exercise price
Outstanding at January 1, 2025	34,271,921	$	0.79
Expired	(15,116,000)	$	0.74
Outstanding at December 31, 2025	19,155,921	$	0.82

Stock options granted under the 2018 Plan generally expire five years from the date of grant. At December 31, 2025, all of the stock options outstanding were vested, with a weighted average remaining life of approximately nine months. There were no stock options granted in the year ended December 31, 2025.

Restricted Stock Units

Holders of unvested restricted stock units ("RSUs") do not have voting and dividend rights. The grant date fair values of RSUs are recognized as expense on a straight-line basis over the requisite service periods. The fair value of RSUs is determined based on the market value of the Company's common stock on the date of grant.

The activity related to RSUs for the year ended December 31, 2025 was as follows:

	RSUs		Weighted average grant date fair value
Unvested at January 1, 2025	7,706,125	$	0.27
Granted	13,668,188	$	0.10
Vested	(10,432,811)	$	0.18
Forfeited	(1,054,213)	$	0.20
Outstanding at December 31, 2025	9,887,289	$	0.15

Warrants

On May 2, 2024, the Company issued warrants to purchase 1,000,000 shares of the Company's common stock to an entity in consideration for introductory and other services rendered in connection with certain funding and acquisition transactions. The warrants have an exercise price of $0.32 per share, were fully vested upon issuance, and expire on May 1, 2029. The grant date fair value of the warrants was approximately $218,000 using the Black-Scholes valuation model. This expense is included as a component of Acquisition-related and other in the Company's consolidated statements of operations for the year ended December 31, 2024. The Company did not grant any warrants in the year ended December 31, 2025.

During the year ended December 31, 2025, 16,540,540 warrants, with a weighted average exercise price of $1.07, expired. At December 31, 2025, warrants to purchase up to 21,548,936 shares of common stock were outstanding, with a weighted average exercise price of $0.46.

Other Common Stock Issuances

In addition to the activity related to RSUs described above and the shares issued in connection with the conversion of preferred stock to common stock (see Note 12), during the year ended December 31, 2025, the Company also issued 26,749 shares of restricted common stock under a licensing and royalty agreement with an aggregate fair value of approximately $3,000.

Stock-Based Compensation

The Company recorded stock-based compensation expense of $1.9 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively. The expense for the year ended December 31, 2025 related to RSUs. The expense for the year ended December 31, 2024 was comprised of $1.0 million for RSUs and $0.1 million for stock options.

(14) SEGMENT INFORMATION

The Company operates as a single reporting segment engaged in the cultivation, processing and sale of branded cannabis products. The Chief Operating Decision Makers are the Company's Chief Executive Officer and its Chief Financial Officer, who together (the "CODM"), evaluate company performance based on Net income (loss), determined in accordance with U.S. GAAP, and Adjusted EBITDA, a non-GAAP measure.

The Company defines Adjusted EBITDA as income (loss) from operations, determined in accordance with GAAP, excluding the following:

- depreciation and amortization of property and equipment;
- amortization of acquired intangible assets;
- impairments or write-downs of acquired intangible assets;
- inventory revaluation;
- stock-based compensation;
- severance;
- legal settlements; and
- acquisition-related and other.

The CODM uses these measures to assess profitability and guide resource allocations, and believes that Adjusted EBITDA, when reviewed in conjunction with Net income (loss), is a useful measure to assess the Company's performance and liquidity, as it provides meaningful operating results by excluding the effects of expenses that are not reflective of the Company's operating business performance. In addition, the CODM uses Adjusted EBITDA to understand and compare operating results across accounting periods, and for financial and operational decision-making and resource allocation. The presentation of Adjusted EBITDA is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with GAAP.

The CODM conducts monthly financial reviews, focusing on revenue trends, gross margin performance and operational efficiency across the Company's vertically integrated operations. Investment decisions, including capital expenditures for new cultivation facilities and retail expansion, are made based on expected return on investment and regulatory considerations in each state in which the Company operates.

The table below provides the Company's Net loss, Income from operations, and a reconciliation of Income from operations to Adjusted EBITDA for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	2024
Net loss	$ (14,456)	$ (12,430)
GAAP Income from operations	$ (2,820)	$ 2,609
Depreciation and amortization of property and equipment	8,109	7,910
Amortization of acquired intangible assets	3,401	2,948
Inventory revaluation	5,559	3,667
Stock-based compensation	1,860	1,050
Severance	266	211
Acquisition-related and other	486	951
Adjusted EBITDA	$ 16,861	$ 19,346

(15) REVENUE

For the years ended December 31, 2025 and 2024, the Company's revenue was derived from the following categories (in thousands):

	Year ended December 31,	
	2025	2024
Product sales - retail	$ 89,024	$ 91,275
Product sales - wholesale	69,579	62,895
Other revenue	1,223	3,539
Total revenue	$ 159,826	$ 157,709

(16) MAJOR CUSTOMERS

The Company did not have any customers that contributed 10% or more of total revenue in the years ended December 31, 2025 or 2024.

At each of December 31, 2025 and 2024, there were no customers that accounted for 10% or more of the Company's accounts receivable balance. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

(17) LEASES

Lease Commitments

At December 31, 2025, the Company was the lessee under nine operating leases and thirty-seven finance leases. These leases contain rent holidays and customary escalations of lease payments for the types of facilities being leased. The Company's operating lease agreements include its corporate headquarters, dispensaries and cannabis production and processing facilities. Prior to the FSC Acquisition Date, the Company subleased three of these leased facilities to FSC and recognized rental income from these arrangements.

The Company recognizes rent expense on a straight-line basis over the expected lease term, including option periods which the Company fully expects to exercise. Certain leases require the payment of property taxes, insurance and/or maintenance costs in addition to the rent payments. The Company leases machinery and office equipment under finance leases that expire from January 2026 through July 2031, with such terms comprising a major part of the economic useful life of the leased property.

The components of lease expense for the years ended December 31, 2025 and 2024 were as follows (in thousands):

| | Year ended December 31, | |
	2025	2024
Operating lease expense	$ 2,135	$ 2,069
Finance lease expense:		
Amortization of right-of-use assets	$ 1,387	$ 1,145
Interest on lease liabilities	336	292
Total finance lease expense	$ 1,723	$ 1,437

The weighted average remaining lease terms and weighted average discount rates for the Company's operating leases and finance leases at December 31, 2025 and 2024 were as follows:

| | Year ended December 31, | |
	2025	2024
Weighted average remaining lease term (years):		
Operating leases	9.11	9.26
Finance leases	2.44	2.78
Weighted average discount rate:		
Operating leases	11.6 %	11.1 %
Finance leases	10.9 %	9.6 %

Future minimum lease payments as of December 31, 2025 under all non-cancelable leases having an initial or remaining term of more than one year were as follows (in thousands):

Year ending December 31,	Operating leases	Finance leases
2026	$ 1,952	$ 2,092
2027	1,813	1,490
2028	1,757	698
2029	1,595	372
2030	1,034	42
Thereafter	6,762	19
Total lease payments	14,913	4,713
Less: imputed interest	(6,345)	(665)
Present value of lease liabilities	$ 8,568	$ 4,048

(18) RELATED PARTY TRANSACTIONS

The Company's corporate offices are leased from an entity in which the Company's President and Chief Executive Officer (the "CEO") has an investment interest. This lease expires in October 2028 and contains a five-year extension option. Expenses under this lease in the years ended December 31, 2025 and 2024 were approximately $285,000 and $233,000, respectively.

The Company procures nutrients, lab equipment, cultivation supplies, furniture and tools from an entity owned by the family of the Company's Chief Operating Officer (the "COO"). Purchases from this entity totaled $6.2 million and $4.6 million in the years ended December 31, 2025 and 2024, respectively.

The Company pays royalties on the revenue generated from its Betty's Eddies product line to an entity owned by the COO and the Company's Chief Commercial Officer (the "CCO") under a royalty agreement. Under this agreement, the royalty on all sales of Betty's Eddies products is 3.0% if sold directly by the Company and between 1.3% and 2.5% if licensed by the Company for sale by third parties. Future developed products have a royalty rate of 0.5% if sold directly by the Company and between 0.125% and 0.135% if licensed by the Company for sale by third parties. The aggregate royalties earned by the entity for the years ended December 31, 2025 and 2024 approximated $649,000 and $634,000, respectively.

During the years ended December 31, 2025 and 2024, one of the Company's majority-owned subsidiaries paid distributions of approximately $6,400 and $5,000, respectively, to the CEO, who owns a minority equity interest in such subsidiary.

On June 10, 2024 (the "Membership Unit Purchase Date"), the CEO and COO purchased 5% and 15%, respectively, of the membership units of Mari Holdings Metropolis, LLC, one of the Company's majority-owned subsidiaries. These membership units were purchased from the previous minority interest-holder, and accordingly, the percentage of the noncontrolling interests in this majority-owned subsidiary remains unchanged. During the years ended December 31, 2025 and 2024, this majority-owned subsidiary made distribution payments to the CEO of approximately $9,000 and $6,750, respectively, and payments to the COO of approximately $27,000 and $20,250, respectively.

At December 31, 2025 and 2024, the Company had an outstanding accounts payable balance of approximately $448,000 and $251,000, respectively, primarily in connection with fixed assets purchased from a third-party company in which the CEO has a controlling interest. The Company assumed approximately $35,000 of accounts payable to that company as part of the FSC Acquisition. The Company also assumed an accounts payable amount of $21,000 from FSC to a second company in which the CEO has a controlling interest. These assumed liabilities related to cash advances to FSC in periods prior to the FSC Acquisition Date. In addition, during the fourth quarter of 2025, the CEO advanced $50,000 to the Company for certain operating activities.

At December 31, 2025, the Company's mortgages with Bank of New England and DSB were personally guaranteed by the CEO.

(19) INCOME TAXES

The Company adopted Accounting Standards Update 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09") on a prospective basis within its annual reporting for the year ended December 31, 2025. ASU 2023-09 increases the disclosure requirements around rate reconciliation information and certain types of income taxes companies are required to pay. ASU 2023-09 became effective for the Company beginning with its 2025 annual financial statements, which additional disclosure is included herein.

Earnings before income taxes in the years ended December 31, 2025 and 2024 were taxed within the United States only. There were no earnings before taxes outside the United States.

The components of the Company provisions for income taxes for the years ended December 31, 2025 and 2024 were as follows (in thousands):

	Year ended December 31,	
	2025	2024
Current tax expense:		
United States:		
Federal	$ 3,110	$ 8,091
State and local	484	68
Total	3,594	8,159
Deferred tax expense:		
United States:		
Federal	—	—
State and local	—	—
Total	—	—
Total expense	$ 3,594	$ 8,159

At December 31, 2025 and 2024, the Company's cumulative federal net operating losses were $38.6 million and $64.5 million, respectively. The provisions recorded in the years ended December 31, 2025 and 2024 were due in part to the impact of Section 280E of the Internal Revenue Code ("Section 280E"), which prohibits the deduction of certain ordinary business expenses, the change in valuation allowance against deferred tax assets, and other nondeductible expenses.

A reconciliation of the Company's effective tax rate and the statutory tax rate for the year ended December 31, 2025 is as follows (dollars in thousands):

	Rate	Amount
U.S federal taxes at the statutory rate	21.0 %	$ (2,293)
State and local income taxes, net of federal income tax effect *	(5.0)%	550
Change in valuation allowance	23.3 %	(2,540)
Nontaxable or nondeductible items:		
Income from K-1s	(1.4)%	155
280E adjustment	(93.6)%	10,227
Non-deductible amortization	(4.0)%	437
RSU (windfall) shortfall	(1.4)%	150
Other	(1.0)%	106
Change in unrecognized tax benefits **	41.5 %	(4,531)
Other:		
Deferred tax true-ups	(10.1)%	1,098
Tax penalties	(1.5)%	158
Other	(0.7)%	77
Effective tax rate	(32.9)%	$ 3,594

* Primarily comprised of state taxes in Illinois.
** Includes federal and state income tax effects related to prior year uncertain tax positions.

A reconciliation of the Company's effective tax rate and the statutory tax rate for the year ended December 31, 2024 is as follows:

U.S federal taxes at the statutory rate	21.0 %
State taxes net of federal benefit	(9.9)%
Section 280E adjustment	(240.4)%
Other permanent non-deductible expenses	(27.7)%
Stock-based compensation	(3.5)%
Non-cash interest	(1.5)%
FIN 48 reserve	(2.7)%
Return to provision adjustments	3.1 %
Other	3.4 %
Valuation allowance	67.1 %
Effective tax rate	(191.1)%

The income tax effect of the Company's loss carryforwards and temporary differences at December 31, 2025 and 2024 were as follows:

	Year ended December 31,	
	2025	**2024**
Deferred tax assets:		
Net operating loss carryforwards	$ 12,747	12,690
Allowance for doubtful accounts	79	68
Stock-based compensation	560	2,333
Loss on equity investments	8,355	8,025
Change in fair value of investments	—	247
Lease liability	2,584	2,674
Accruals and reserves	399	169
Other	—	889
Deferred tax liabilities:		
Fixed asset depreciation	(4,804)	(6,047)
Intangible asset amortization	(124)	(303)
Right of use assets	(2,481)	(2,613)
Other	(14)	—
Net deferred tax asset	17,301	18,132
Valuation allowance	(17,301)	(18,132)
Total	$ —	$ —

Federal net operating losses carry forward indefinitely, subject to an annual limitation of 80% of taxable income, while state net operating losses expire at various dates beginning in 2038. These tax attributes are subject to an annual limitation from equity shifts, which constitute a change of ownership as defined under Internal Revenue Code Section 382. The Company recorded valuation allowances against its net deferred tax assets at December 31, 2025 and 2024 due to the uncertainty regarding the realization of such assets. The Company's assessment of the realization of its deferred tax assets in future periods may differ due to changing circumstances.

The Company's gross unrecognized tax benefits for the years ended December 31, 2025 and 2024 were as follows (in thousands):

	Year ended December 31,	
	2025	**2024**
Balance at January 1,	$ 5,256	$ 5,650
Additions based on tax positions related to prior years	5,471	3
Reductions due to effective settlements	(1,650)	—
Reductions due to statute of limitations lapse	(3,416)	(397)
Balance at December 31,	$ 5,661	$ 5,256

All of the unrecognized tax benefits are included as a component of Income taxes payable, which is a current liability. The Company does not expect its unrecognized tax benefits to change significantly over the next twelve months. During the year ended December 31, 2025, the Company's unrecognized tax benefits increased by approximately $405,000 as a result of the lapse of the statute of limitations for uncertain tax positions relating to net operating losses deducted by subsidiaries that are subject to the provisions of Section 280E, offset by new positions taken related to deductions taken under Section 280E. During the year ended December 31, 2024, the Company's unrecognized tax benefits decreased by approximately $394,000 as a result of the lapse of the statute of limitations for uncertain tax positions relating to net operating losses deducted by subsidiaries that are subject to the provisions of Section 280E.

The Company classified interest and penalties related to unrecognized tax benefits as income tax expense. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet at December 31, 2025 was $0.1 million.

The Company files income tax returns in the United States federal tax jurisdiction and various state jurisdictions. The Company is currently open to examination under the statute of limitations by the Internal Revenue Service and state jurisdictions for the tax years ended December 31, 2022 through December 31, 2025.

Cash paid (refunded) for income taxes in the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Year ended December 31,	
	2025	**2024**
U.S. federal	$ (1,021)	$ 780
U.S. state and local	308	(75)
Total	$ (713)	$ 705

At each of December 31, 2025 and 2024, the Company's consolidated balance sheets included a receivable for income taxes of $0.8 million, representing requests for refunds from the Internal Revenue Service (the "IRS") and state taxing authorities, and are reported as components of Other current assets as of the respective balance sheets.

In June 2025, the IRS filed a lien against the Company in connection with an approximate $6 million 2023 tax liability. In December 2025, the IRS filed a lien against FSC, a subsidiary of the Company, in connection with a $1.3 million tax liability related to FSC, which the Company acquired in March 2025 (the "FSC Liability"). The Company recorded the FSC Liability as part of the allocation of purchase consideration to acquired assets and liabilities assumed (see Note 3). The Company is disputing each assessment through Collection Due Process Hearings and pursuing a resolution of each matter, including potential reduction or collection alternatives. While the matters are pending, IRS enforcement is generally stayed. Although both liabilities are fully accrued in the accompanying consolidated financial statements, an unfavorable outcome could materially impact the Company's operations and financial position.

(20) COMMITMENTS AND CONTINGENCIES

Litigation Risk

From time to time, the Company may become involved in litigation or regulatory proceedings in the ordinary course of its business. The cannabis industry is highly regulated, and many aspects of the Company's business involve substantial risk of liability. Further, as an employer of a significant number of full- and part-time employees, from time to time in the ordinary course of business, the Company faces claims and threatened claims from former employees alleging wrongful termination and other similar alleged wrongdoing, which the Company disputes and which are not material.

Bankruptcy Claim

In 2019, MariMed Hemp, Inc. ("MMH"), a subsidiary of the Company, sold hemp seed inventory to GenCanna Global Inc., ("GenCanna"), recording a related party receivable of approximately $29 million, which was fully reserved at December 31, 2019. In early 2020, GenCanna entered a Chapter 11 bankruptcy, which resulted in a liquidating plan that has been completed. In 2022, the Plan Administrator filed a complaint against MMH for alleged preferential transfers, which was settled in 2023 by reducing MMH's general unsecured claim to $15.5 million. In the three months ended September 30, 2024, MMH received a liquidation distribution of $116,250. On October 1, 2025, an incremental final liquidation distribution of $50,281 was received.

New Bedford, MA and Middleborough, MA Buildouts

In the third quarter of 2023, the Company recorded an increase of $2.0 million in building and building improvements and a corresponding accrued liability in the same amount for electrical work performed at the Company's New Bedford and Middleborough properties between December 2017 and June 2023. The electrical work was performed by an electrical contractor that is owned and/or controlled by the family of a non-officer/director Company stockholder who beneficially owned more than 5% of the Company's common stock when the electrical work began. The electrical work was primarily paid for by an entity that is indirectly controlled by that individual and another non-officer/director Company shareholder who also beneficially owned more than 5% of the common stock when the electrical work began. The Company repaid the two shareholders $300,000 each as salary between 2021 and 2023 (at the rate of $100,000 each per year), which payments have since been terminated. As of December 31, 2025, the $2.0 million accrued liability remains on the Company's consolidated balance sheet. Discussions to reach agreement with the entity that paid for the electrical work and all other interested parties to address this liability and related payment terms are ongoing.

(21) SUBSEQUENT EVENTS

Series B Stock Restructuring and Exchange Agreement

On February 24, 2026, the Company and the Series B Holders entered into the Restructuring and Exchange Agreement to address and restructure the Series B Obligation.

Pursuant to the Restructuring and Exchange Agreement, the then outstanding shares of Series B Stock were cancelled, and the Series B Obligation was extinguished. In exchange therefor, the Company issued to the Series B Holders (i) two new promissory notes in the aggregate principal amount of $8,000,000, one in the principal amount of $2,000,000, due March 1, 2028, accruing interest at a rate of 8.0% per annum ("Note #1") and the other in the principal amount of $6,000,000, due March 1, 2031, accruing interest at a rate of 10.0% per annum (subject to reduction to 8.0% if Note #1 is paid in full within six (6) months of February 24, 2026) ("Note #2" collectively with Note #1, the "New Notes"), and (ii) 26,900,000 shares of an amended and restated class of the Company's Series B Convertible Preferred Stock (the "New Series B Preferred Stock"), having an aggregate liquidation preference of $6,725,000 ($0.25 per share), and the rights, preferences and privileges set forth in the Second Amended and Restated Certificate of Designation filed with the Secretary of State of the State of Delaware on February 26, 2026 (the "Amended Certificate of Designation"). The New Notes are guaranteed by certain subsidiaries of the Company pursuant to a Subsidiary Guaranty, dated as of February 24, 2026 (the "Subsidiary Guaranty").

The New Series B Preferred Stock is non-voting. However, the affirmative vote or consent of the holders of the New Series B Preferred Stock (the "New Series B Holders") voting separately as a class is required for certain acts taken by the Company, including the amendment or repeal of certain charter provisions, liquidation or winding up of the Company, creation of stock senior to the New Series B Preferred Stock, and/or other acts as defined in the Amended Certificate of Designation. The New Series B Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank senior to the common stock. The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company unless the New Series B Holders shall first receive, or simultaneously receive, a dividend on each outstanding share of New Series B Preferred Stock in an amount calculated pursuant to the Amended Certificate of Designation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the New Series B Holders shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to $0.25, plus any dividends declared but unpaid thereon, with any remaining assets distributed on a prorated basis among the New Series B Holders and the holders of common stock, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock.

At any time on or prior to the five-year anniversary of the original issuance date of the New Series B Preferred Stock, (i) the New Series B Holders have the option to convert their shares of New Series B Preferred Stock into shares of Common Stock on a one-for-one basis, without the payment of additional consideration, and (ii) the Company has the option to convert all, but not less than all, of the shares of New Series B Preferred Stock into Common Stock, on a one-for-one basis, if the VWAP exceeds $2.00 per share for at least twenty consecutive trading days prior to the date on which the Company gives notice of such conversion to the New Series B Holders and the average daily volume of shares traded is at least 400,000 shares.

On February 25, 2031, the day following the five-year anniversary of the original issuance date of the New Series B Preferred Stock, all outstanding shares of New Series B Preferred Stock shall automatically convert into common stock as follows:

If the sixty-day VWAP is less than or equal to $0.25 per share, the Company shall have the option to:

- convert all shares of New Series B Preferred Stock into shares of common stock at a conversion ratio of 1:1 (26,900,000 shares), subject to adjustment upon the occurrence of certain events, and pay cash to the New Series B Holders equal to the difference between the sixty-day VWAP and $0.25 per share; or

- pay cash to the New Series B Holders equal to $0.25 per share ($6,725,000).

If the sixty-day VWAP is greater than $0.25 per share, the Company shall have the option to:

- convert all shares of New Series B Preferred Stock into shares of common stock at a conversion price per share equal to $0.25 per share divided by the sixty-day VWAP;

- pay cash to the New Series B Holders equal to $0.25 per share ($6,725,000); or

- convert a number of shares of New Series B Preferred Stock, such number at the Company's sole discretion, into shares of the common stock valued at the sixty-day VWAP (the "Conversion Value") and pay cash to the New Series B Holders equal to the difference between $6,725,000 and the Conversion Value (shares issued multiplied by the sixty-day VWAP).

The Company shall at all times when New Series B Preferred Stock is outstanding, reserve and keep available such number of its duly authorized shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of New Series B Preferred Stock.

The Company evaluated the transaction under ASC 470, *Debt*, and ASC 480, *Distinguishing Liabilities from Equity*, and determined that the Loan Restructuring Transaction represents an extinguishment of the Series B Stock and issuance of new financial instruments The Company intends to record the New Notes at fair value as debt and included ass components of liabilities, and the New Series B Preferred Stock as temporary equity reported as mezzanine equity.

Based on preliminary valuation analysis, the Company estimates that it will recognize a non-cash gain on the extinguishment between $0.5 million an $1.0 million in the first quarter of 2026. The final non-cash gain may differ based upon the completion of valuation procedures.

Equity Transactions

Subsequent to December 31, 2025, the Company issued 971,396 shares of common stock in the aggregate underlying RSUs that vested on various dates prior to the filing of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2025 (the "Evaluation Date"). Based upon that evaluation, our management concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control system is designed to provide reasonable assurances to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on that assessment and using the COSO criteria, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There was no change to our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) that occurred during the fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Pursuant to rules of the SEC that permit us to provide only our management's report in this annual report on Form 10-K, an attestation report of our independent registered public accounting firm regarding internal control over financial reporting is not included in this Annual Report on Form 10-K.

Item 9B. Other Information

Insider Trading Arrangements

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted a code of ethics (the "Code") that applies to our Board of Directors, executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or individuals performing similar functions, as well as our employees. A copy of the Code can be found on our website at https://ir.marimedinc.com/corporate-governance/governance-documents. The Code of Ethics was designed with the intent to deter wrongdoing, and to promote the following:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submit to, the Commission and in other public communications the Company makes;

- compliance with applicable governmental laws, rules and regulations;

- prompt internal reporting of violations of the code to an appropriate person or persons identified in the Code; and

- accountability for adherence to the Code.

The information required by this Item 10 is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's December 31, 2025 fiscal year.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's December 31, 2025 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's December 31, 2025 fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's December 31, 2025 fiscal year.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's December 31, 2025 fiscal year.

PART IV

Item 15. Exhibits, Financial Statement Schedules

1) Financial Statements

The consolidated financial statements of the Company are listed in the index under Part II, Item 8, of this Annual Report on Form 10-K.

2) Financial Statement Schedules

None. All schedules are omitted because they are not applicable, not required under the instructions, or the information is contained in the consolidate financial statements or notes thereto, included herein.

3) List of Exhibits

The Exhibits filed part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding the signature page of this Annual Report, which Exhibit Index is incorporated herein by reference.

Item 16. Form 10-K Summary

None.

Exhibit No.	Description
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 10-12G (File No. 000-54433), filed June 9, 2011 with the SEC).
3.1.1	Certificate of Amendment to the Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K, filed April 17, 2017 with the SEC).
3.1.2	Certificate Eliminating Reference to A Series of Shares of Stock from the Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed February 27, 2020 with the SEC).
3.1.3	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock of the Registrant (incorporate by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed February 27, 2020 with the SEC).
3.1.4	Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock of the Registrant (incorporated by reference to Exhibit 3.1.4 to the Registrant's Current Report on Form 8-K, filed March 2, 2021 with the SEC).
3.1.5	Certificate of Amendment to the Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1.5 to the Registrant's Quarterly Report on Form 10-Q, filed November 14, 2021 with the SEC).
3.1.6	Certificate of Amendment to the Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1.6 to the Registrant's Quarterly Report on Form 10-Q, filed November 15, 2021 with the SEC).
3.1.7	Second Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible preferred Stock of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on form 8-K filed March 2, 2026 with the SEC).
3.2	Amended and Restated By-Laws, effective as of August 5, 2024 (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q, filed August 8, 2024 with the SEC).
4.1.1	Promissory Note, dated February 24, 2026, in the principal amount of $2,000,000, issued by the Registrant to Navy Capital Green Fund, LP, Navy Capital Green Co-Invest Fund, LLC and Navy Capital Green Holding II, LLC (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed March 2, 2026 with the SEC).
4.1.2	Promissory Note, dated February 24, 2026, in the principal amount of $6,000,000, issued by the Registrant to Navy Capital Green Fund, LP, Navy Capital Green Co-Invest Fund, LLC and Navy Capital Holdings II, LLC (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed March 2, 2026 with the SEC).
4.3	Form of Common Stock Purchase Warrant, dated January 24, 2023, issued by the Registrant to the lenders (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed January 24, 2023 with the SEC).
4.4	Form of Promissory Note, dated November 16, 2023, issued by the Borrowers to Needham Bank (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed November 20, 2023 with the SEC).
4.5	Common Stock Purchase Warrant dated May 2, 2024, issued by the Registrant to Change Equity Capital LLC (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2024 with the SEC).
4.6 *	Description of Securities
10.1	MariMed Inc. Second Amended and Restated 2018 Stock Award and Incentive Plan, as amended and restated June 8, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed August 4, 2023 with the SEC).

Exhibit No.	Description
10.2	Exchange Agreement, dated as of February 27, 2020, among the Registrant, Navy Capital Green Management, LLC, a Delaware limited liability company, as discretionary investment manager of Navy Capital Green Fund, LP, and Navy Capital Green Co-Invest Fund, LLC. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed February 27, 2020 with the SEC).
10.3 ***	Form of Stock Option Agreement, dated July 9, 2021 Granted under the Amended and Restated 2018 Stock Award and Incentive Plan, as amended, dated July 9, 2021, with each of Robert Fireman, Jon R. Levine, and Timothy Shaw (incorporated by reference to Exhibit 10.20 to the Registrant's Quarterly Report on Form 10-Q, filed November 15, 2021 with the SEC).
10.4 ***	Form of Stock Option Agreement Granted under the Amended and Restated 2018 Stock Award and Incentive Plan, a amended, dated October 1, 2021, with each of Robert Fireman, Jon R. Levine, and Timothy Shaw (incorporated by reference to Exhibit 10.21 to the Registrant's Quarterly Report on Form 10-Q, filed November 15, 2021 with the SEC).
10.5	Settlement Agreement and General Release, dated August 19, 2021, between the Registrant and Thomas Kidrin (incorporated by reference to Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q, filed November 15, 2021 with the SEC).
10.6 ***	Amended and Restated Employment Agreement, effective as of February 28, 2023, between the Registrant and Jon R. Levine (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K, as amended, filed March 3, 2023 with the SEC).
10.7 ***	Amended and Restated Employment Agreement, effective as of February 28, 2023, between the Registrant and Timothy Shaw (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K, as amended, filed March 3, 2023 with the SEC).
10.8 ***	Form of Restricted Stock Unit Agreement under the Amended and Restated 2018 Stock Award and Incentive Plan, as amended (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K, as amended, filed March 3, 2023 with the SEC).
10.9 ***	Form of Stock Option Agreement under the Amended and Restated 2018 Stock Award and Incentive Plan, as Amended (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K, as amended, filed March 3, 2023 with the SEC).
10.10	Omnibus Agreement, dated July 1, 2023, by and between MariMed Inc., MariMed Advisors Inc., MIA Development LLC, and First State Compassion Center, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly on Report Form 10-Q, filed on August 4, 2023 with the SEC).
10.11	Construction Loan Agreement, dated November 16, 2023, by and among Mari Holdings MD LLC, Hartwell Realty Holdings LLC, Kind Therapeutics USA, LLC, ARL Healthcare Inc. and MariMed Advisors Inc., and Needham Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed November 20, 2023 with the SEC).
10.12	Form of Guaranty, dated November 16, 2023, by and between MariMed Inc. and Needham Bank (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed November 20, 2023 with the SEC).
10.13 *	First Amendment to Construction Loan Agreement, dated December 31, 2025, by and among Mari Holdings MD LLC, Hartwell Realty Holdings LLC, Kind Therapeutics USA, LLC, ARL Healthcare Inc. and MariMed Advisors Inc., and Needham Bank.
10.14	Restructuring and Exchange Agreement, dated as of February 24, 2026, by and among MariMed Inc. and Navy Capital Green Management, LLC, as discretionary investment manager of Navy Capital Green Fund, LP, Navy Capital Green Co-Invest Fund, LLC, and Navy Capital Green Holdings IL, LLC (incorporated by reference to exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed March 2, 2026 with the SEC).
10.15	Subsidiary Guaranty, dated as of February 24, 2026, delivered in favor of Navy Capital Green Fund, LP, Navy Capital Green Co-Invest Fund, LLC, and Navy Capital Green Holdings II, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed March 2, 2026 with the SEC).

Exhibit No.	Description
19.1	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 19 to the Registrant's Annual Report on Form 10-K, filed March 6, 2025 with the SEC.)
21.1 *	Subsidiaries of the Registrant
23.1*	Consent of M&K CPAS, PLLC, dated March 12, 2026.
31.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2 *	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2 **	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS XBRL*	Instance Document
101.SCH XBRL*	Taxonomy Extension Schema
101.CAL XBRL*	Taxonomy Extension Calculation Linkbase
101.DEF XBRL*	Taxonomy Extension Definition Linkbase
101.LAB XBRL*	Taxonomy Extension Label Linkbase
101.PRE XBRL*	Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.
** Furnished herewith in accordance with Item 601 (32)(ii) of Regulation S-K.
*** This exhibit is a management contract or compensatory plan or arrangement.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2026

MARIMED INC.
(Registrant)

By: */s/ Jon R. Levine*
Name: Jon R. Levine
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jon R. Levine Jon R. Levine	President and Chief Executive Officer (Principal Executive Officer)	March 12, 2026
/s/ Mario Pinho Mario Pinho	Chief Financial Officer (Principal Financial Officer)	March 12, 2026
/s/ Edward Gildea Edward Gildea	Director and Chairman of the Board	March 12, 2026
/s/ David Allen David Allen	Director	March 12, 2026
/s/ Eva Selhub Eva Selhub	Director	March 12, 2026

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10 Oceana Way
2nd Floor
Norwood, MA 02062 USA
Telephone: 781.277.0007
www.marimedinc.com